Exhibit 99.2

Crescent Point

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR 2022

PROXY STATEMENT

TSX CPG | **NYSE** CPG

ANNUAL MEETING OF SHAREHOLDERS

Your vote is important – please read the enclosed information about the business of the meeting and to learn more about our company.

MAY 19 | 2022

Bringing Energy To Our World –
The Right Way

ABOUT US

Crescent Point Energy is a leading North American oil producer focused on the development of high-return resource plays. Based in Calgary, Alberta, we aim to create value for our shareholders by advancing our asset base through exceptional operational performance centred on safety, costs and the environment.

ITEMS TO BE VOTED ON

at the Annual Meeting

Our information circular provides important context on the items you will be voting on at the annual meeting. Please read the entire document before voting.

MAY 19 2022 | **10:00AM** MT
Hyatt Regency, Imperial Ballroom
700 Centre Street SE, Calgary, AB

- Fixing the number of directors to 10
- Electing directors
- Appointing auditors
- Advisory vote on executive compensation

OUR PURPOSE

We believe passionately in the power of our purpose statement:

Bringing Energy To Our World – The Right Way

Our role is to satisfy energy demand with the world's most ethical and responsibly developed resources while keeping environmental, social and governance ("ESG") standards top of mind. We execute our purpose by delivering consistent operational excellence and through active stakeholder engagement.

Our energy is also represented by our people, what we bring to the communities we operate in and what we bring to each of our relationships.

PRINCIPLES FOR SUCCESS

Our business decisions are guided by our key pillars of enhancing balance sheet strength and sustainability.

2021 Highlights

Balance Sheet Strength

$785 million
excess cash flow

$815 million
directed to the balance sheet

On track to achieve
near-term leverage targets in 2022

Strategic portfolio optimization
enhanced netbacks and excess cash flow generation

Renewed and extended credit facilities to 2025
$2 billion of current unutilized credit capacity

Sustainability

Added 10 years of high-return, scalable inventory
in new Kaybob Duvernay asset

Enhanced returns
with a 20% reduction in Kaybob Duvernay well costs

Replaced 197% of annual production
through 2P reserves additions

135 waterflood conversions
as part of commitment to decline mitigation

Emissions reductions
on track to achieve targeted 50% reduction in GHG emissions intensity and 70% reduction in methane emissions by 2025

Safely decommissioned
over 500 inactive wells

2022

BOARD OF DIRECTOR NOMINEES

TED GOLDTHORPE (1) (2)

Financial professional and Managing Partner in charge of the Global Credit Business for BC Partners.

MIKE JACKSON (1) (2)

More than 30 years in corporate and investment banking holding several senior management roles with Scotiabank.

BARBARA MUNROE

Chair of the Board

More than 30 years of legal experience and industry diversification. Former EVP with WestJet Airlines.

CRAIG BRYKSA (3)

President & Chief Executive Officer

Previously VP, Engineering West. Held many senior management roles since joining company in 2006.

JAMES E. CRADDOCK (2) (4) (5)

Seasoned upstream executive with over 30 years of experience. Former Chairman and CEO of Rosetta Resources.

JOHN P. DIELWART (3) (5)

Over 40 years of experience in the oil and gas sector. Founding member of ARC Resources.

JENNIFER F. KOURY (2) (4)

Extensive business leadership and governance background. Former executive with BHP Billiton and Enerplus.

FRANÇOIS LANGLOIS (1) (3) (5)

More than 35 years of domestic and international oil and gas experience. Former SVP, Exploration and Production with Suncor.

MYRON M. STADNYK (3) (4) (5)

Over 35 years of business, industry, leadership and governance experience. Former President and CEO of ARC Resources.

MINDY WIGHT

Tax and financial professional with over 15 years of experience. Currently Chief Financial Officer and Treasurer of the Board for the Nch'kay Development Organization.

1 Audit Committee	2 CG & Nominating Committee	3 ES&S Committee	4 HR & Compensation Committee	5 Reserves Committee
Financial risk management	Board renewal	Stakeholder engagement	Corporate culture	Operational excellence
Cybersecurity	Diversity	Environment	Compensation alignment	
Financial information	Governance	Safe operations	Employee engagement	

ESG

HIGHLIGHTS

Strong Governance

33% Female

56% CEO/COO/CFO experience

DIVERSE BOARD WITH COMPREHENSIVE SKILL SETS & EXPERIENCES

- Prudent management of **financial and non-financial risks**
- **Tied 30% of executive and employee short-term incentive compensation** to ESG metrics to align performances
- Increased transparency by **including additional reporting metrics** in our third annual Sustainability Report in 2021

Environmental Stewardship

50% Reduction target in **GHG intensity**

70% Reduction target in **methane emissions**

ON TRACK TO ACHIEVE TARGETED 50% REDUCTION IN GHG EMISSIONS INTENSITY, INCLUDING A 70% REDUCTION IN METHANE EMISSIONS BY 2025

- **Safely decommissioned over 500 inactive wells** as part of our target to reduce inactive well count by 30% by 2031
- Dedicated funding of **3-5% of annual maintenance capital** to support environmental stewardship initiatives
- Proactive asset integrity program with **continued success in spill prevention**
- **Reduction in freshwater usage** through the utilization of alternative water sources

Social Impact

90 / 100

SUSTAINABLE ENGAGEMENT SCORE OF 90

- Achieved a new **6-year low in Serious Incident and Fatality Frequency (SIF)** demonstrating the company's strong safety culture
- **Invested over $1.4 million** in more than 380 non-profit organizations and community groups
- Demonstrated our **commitment to diversity** through our Women's Leadership Network, respectful workplace and unconscious bias training
- Enhanced **Indigenous engagement**

A MESSAGE

to Shareholders

Dear fellow shareholders,

On behalf of our Board of Directors and management team, we are pleased to invite you to join us at our upcoming Annual General Meeting of Shareholders. This year's meeting will be held on Thursday, May 19, 2022, at 10:00 a.m. MT. Please read our information circular carefully before voting your shares as it includes important information about the annual meeting, our governance practices, our approach to executive compensation and the successes we achieved over the past year.

Our management team has continued to work closely with the Board to build a strong foundation upon which the company can generate long-term value centred around our key pillars of balance sheet strength and sustainability. By executing our strategy, we have improved our asset base, strengthened our balance sheet, lowered our decline rate, reduced our overall cost structure and capitalized on value-enhancing transactions. We have also integrated disciplined processes, including our capital allocation framework and our optimal asset portfolio strategy, to better guide our decision-making and further enhance our balance sheet strength and sustainability.

STRATEGIC PORTFOLIO OPTIMIZATION

In 2021, we significantly improved our asset portfolio through our disciplined acquisition and divestment strategy. Early in the year, we acquired approximately 30,000 boe/d of production in a new core area in the high-return Kaybob Duvernay play. These assets enhance our excess cash flow generation and provide the company with long-term development potential in an area with strong infrastructure already in place. The transaction also further bolstered our ESG profile with low overall emissions intensity and minimal asset retirement obligations.

When we announced the acquisition in early 2021, the transaction was accretive on all per share metrics assuming US$50/bbl WTI. The transaction looks even more attractive now given the success we have had reducing well costs in the play by approximately 20% and the current commodity price environment.

In addition to the acquisition of the Kaybob Duvernay assets, we successfully disposed of our former southeast Saskatchewan conventional assets. These non-core assets had operating costs significantly higher than our corporate average and included considerable future asset retirement obligations.

DISCIPLINED CAPITAL ALLOCATION & BALANCE SHEET STRENGTH

In 2021, we demonstrated our commitment to capital discipline, executing our annual program on budget and within guidance. We generated over $785 million of excess cash flow for the year while continuing our strong track record of safety and operational excellence. Our significant excess cash flow generation, in combination with proceeds from dispositions, allowed us to further enhance our balance sheet strength through the full repayment of approximately $670 million of debt that was incurred to fund the Kaybob Duvernay acquisition and a $144 million reduction in our total net debt.

By delivering on our commitment to strengthen our balance sheet, in conjunction with current commodity prices, we now anticipate attaining a leverage ratio below 1.0 times net debt to adjusted funds flow in 2022 and expect to generate approximately $1.1 billion in excess cash flow this year.

PORTFOLIO OPTIMIZATION

Successfully executed acquisition of high-return Kaybob assets

Disposed of high-cost assets in southeast Saskatchewan

CAPITAL ALLOCATION

Generated over $785 million of excess cash flow

Directed $670 million to the full repayment of debt incurred to fund Kaybob acquisition and $144 million of additional debt reduction

FOCUS ON ESG

Environmental targets

Enhanced Indigenous engagement

Commitment to diversity

By strengthening our balance sheet, we positioned ourselves to further enhance shareholder returns. As a result, we began accelerating our return of capital to shareholders in 2021 through a combination of dividend increases and planned share repurchases.

Our quarterly dividend now stands at $0.045 per share, or $0.18 per year, up from an equivalent of $0.01 per year at the start of the 2021. We have set a conservative dividend given our financial strength and the commodity price environment, providing us with the potential for future increases as we further strengthen our balance sheet and enhance our excess cash flow generation.

In addition to increasing our base dividend, we began repurchasing shares to return additional capital to shareholders. We currently plan to repurchase up to $150 million of shares by mid-2022.

We are committed to a model that returns capital to shareholders while also generating returns through debt-adjusted per share growth. As we approach our near-term leverage targets, look for us to further increase our return of capital offering to shareholders in the context of our capital allocation framework.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE STEWARDSHIP

We remain committed to our purpose of Bringing Energy To Our World – The Right Way. Foundational to this purpose is our commitment to enhancing our ESG performance to support the responsible development of our assets and take care of our people. In 2021, we set ambitious targets to reduce emissions, lower our inactive well inventory and mitigate our impact on the surrounding environment. To support these programs and our purpose, we integrated sustainability practices into our capital allocation and budgeting process.

On the social progress side, we implemented new programs to foster the development of our people, including establishing an internal Women's Leadership Network, adopting mandatory respectful workplace training and providing unconscious bias training for all senior leaders and hiring managers. We also enhanced our Indigenous engagement and explored opportunities for partnership and collaboration in our new Kaybob Duvernay play. On top of all these positive changes, we maintained leading governance best practices and increased our Board diversity target to 30% female representation.

We look forward to continuing our ESG journey and are excited to provide greater detail and transparency on our performance in our upcoming Sustainability Report.

BARBARA MUNROE
Chair of the Board

CRAIG BRYKSA
President & Chief Executive Officer

LOOKING AHEAD – In summary, our efforts in 2021 showcased our strategy, discipline and execution. Our strong results demonstrated the benefits of our diversified, high-return, high-netback asset base and our commitment to operational excellence and safety. We've had a great start to 2022, continuing our positive momentum throughout our operations, including our new Kaybob Duvernay asset and exciting long-term projects such as our pilot program to examine our potential for carbon dioxide (CO_2) sequestration and enhanced oil recovery in Saskatchewan. **On behalf of the Board of Directors, our management team and the entire company, we'd like to thank our shareholders for their continued support and engagement**. We're excited about the opportunities that lie ahead and remain committed to delivering long-term value creation for our shareholders.

Table of Contents

Executive Summary
Executive Summary	i

A Message to Shareholders
A Message to Shareholders	v

Shareholder and Voting Information
Notice of Meeting	2
Meeting and Voting Information	4

Matters to be Acted Upon
Fixing Number of Directors	8
Election of Directors	8
Appointment of Auditors	8
Advisory Vote on Executive Compensation	9

Board and Governance Highlights
Board and Governance Highlights	10

Director Nominees and Compensation
Director Nominee Biographies	13
Director Experience and Education	19
Director Orientation and Training	23
Director Tenure and Board Renewal	23
Director Compensation Plan Description	23
Director Compensation Tables	26

Board and Committee Structure
Board Mandate	32
Board Committees	33

Corporate Governance Practices
Commitment to Diversity	40
Key Policies	41
Environmental, Social and Governance	43

Executive Compensation
Executive Summary	49
Executive Compensation Highlights	52
Approach to Executive Compensation	53
2021 Corporate Performance	58
2021 Compensation	60
2021 NEO Compensation	67
Executive Biographies	69
Executive Compensation Tables	74
Termination and Change of Control Benefit	80

Other Information
Other Information	83
Appendix A: Board of Directors Mandate	87
Appendix B: Deferred Share Unit Plan	89
Appendix C: Restricted Share Bonus Plan	90
Appendix D: Stock Option Plan	93
Appendix E: Performance Share Unit Plan	96
Appendix F: PSU Peer Group	98

ESG Highlights
We demonstrate our purpose of “Bringing Energy To Our World – The Right Way” through our ESG practices.
Our ESG efforts are reflected throughout this information circular.
Key highlights include:
Our Purpose and Principles for Success	i-ii
ESG Highlights	iv
Message to Shareholders	v-vi
Board Skills and Continuing Education	19
ES&S Committee	37
Commitment to Diversity	40
ESG Policy and Matters	43
2021 Corporate Performance	58
2021 STIP Scorecard	61

Crescent Point Energy Corp.   |   2022   |   Information Circular – Proxy Statement   |   1

NOTICE OF OUR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, MAY 19, 2022

You are entitled to vote by proxy.

You are invited to our 2022 annual general meeting:

When	Thursday, May 19, 2022
10:00 a.m. MT

Where	Hyatt Regency, Imperial Ballroom 700 Centre Street SE Calgary, Alberta

Your vote matters	If you held Crescent Point common shares on April 7, 2022, you are entitled to receive notice of, to attend, and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2021, together with the auditor’s report;
2.	Fix the number of directors to be elected at the meeting at 10;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board of Directors (“Board”) to fix their remuneration for 2022;
5.	Adopt an advisory resolution accepting our approach to executive compensation; and
6.	Transact other business as may properly be brought forward.

You can access our 2021 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

/s/ Craig Bryksa
Craig Bryksa
Director, President and Chief Executive Officer
Calgary, Alberta
April 7, 2022

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ABOUT THE TERMS IN THIS DOCUMENT

●	A&D means acquisition and disposition

●	annual meeting, meeting and AGM refer to the 2022 annual meeting of our shareholders

●	Board, directors, executives and management mean those positions at Crescent Point

●	CG&N Committee refers to Crescent Point’s Corporate Governance and Nominating Committee

●	common shares means Crescent Point’s common shares

●	DSU means Deferred Share Units granted pursuant to the company’s Deferred Share Unit Plan (“DSU Plan”)

●	ESG means Environmental, Social and Governance

●	ES&S Committee refers to Crescent Point’s Environment, Safety and Sustainability Committee

●	G&A refers to General and Administrative

●	HRCC refers to Crescent Point’s Human Resources and Compensation Committee

●	information circular refers to this Information Circular – Proxy Statement

●	LTI refers to Long-term Incentive

●	LTIP refers to Long-term Incentive Plan

●	NEO means a “named executive officer” as such term is defined in Form 51-102F6 – Statement of Executive Compensation

●	performance share units, or PSUs, mean performance shares granted pursuant to the company’s Performance Share Unit Plan (“PSU Plan”)

●	restricted shares, or RSUs, mean restricted shares granted pursuant to the company’s Restricted Share Bonus Plan (“RSBP”)

●	shareholders means holders of Crescent Point common shares

●	STI refers to Short-term Incentive

●	STIP refers to Short-term Incentive Plan

●	TCFD refers to the Task Force on Climate-Related Financial Disclosures

●	VWAP means the Volume-Weighted Average Price of shares over a specific period

●	we, us, our, company and Crescent Point mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point

●	you and your refer to the shareholder

●	All dollar amounts are in Canadian dollars, unless indicated otherwise

●	Information is as of March 15, 2022, unless indicated otherwise

●	The fair value or market value of common shares is calculated using the one-day volume-weighted average common share price on the Toronto Stock Exchange (TSX), unless indicated otherwise

●	For additional information see ‘Specified Financial Measures’ and ‘Forward-Looking Statements and Reserves Data’ on pages 84 and 85 of this information circular.

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MEETING AND VOTING INFORMATION

Solicitation of Proxies

This information circular is supplied in connection with the solicitation of proxies by management of Crescent Point’s management for use at our AGM to be held on Thursday, May 19, 2022 at 10:00 a.m. MT at the Hyatt Regency Imperial Ballroom, 700 Centre Street SE, Calgary, Alberta for the purposes as described in the ‘Notice of Our Annual General Meeting’ section on page 2 of this information circular.

Instruments of proxy or voting instructions must be received by Crescent Point, or its agents, not less than 48 hours (excluding Saturdays, Sundays and holidays) before our meeting.

Registered shareholders may submit their vote by:

Mail: Computershare Trust Company of Canada Attention: Proxy Department 8th floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Internet: Go to www.investorvote.com and enter the 15-digit control number printed on your form of proxy and follow the instructions on the web page to vote your shares.

Phone:

Call 1-866-732-8683 (toll-free in North America) and enter the 15-digit control number printed on your form of proxy. Follow the instructions provided by the interactive voice recognition system to vote your shares.

In person at the meeting:

Register with a Computershare representative when you arrive at the meeting. If you intend to vote at the meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.

The deadline for deposit of proxies may be waived or extended by the Chair of the meeting at the Chair’s discretion, without notice.

The costs incurred in the preparation and mailing of this information circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone, or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically compensated for such solicitations.

We have engaged Kingsdale Advisors (“Kingsdale”) to provide strategic shareholder advisory and proxy solicitation services and will pay fees of approximately $48,000 to Kingsdale for its services and additional out-of-pocket expenses. We may also reimburse brokers and other persons holding shares in their name or in the name of nominees for the costs incurred when sending proxy material to their principals in order to obtain their proxies. You can contact Kingsdale by email at contactus@kingsdaleadvisors.com or by telephone at 1-888-518-6559 (toll-free in North America) or at 1-416-867-2272 (collect call for shareholders outside North America).

Record Date

Our Board has fixed the record date for the meeting as the close of business on April 7, 2022. If you held one or more shares on that date, you are entitled to receive notice of, attend and vote at the meeting. Each outstanding common share on that date is entitled to one vote.

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Voting by Proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else (i.e., your proxyholder) the authority to attend the meeting and vote for you according to your instructions. It is your right to appoint a person or company of your choosing to represent you at the meeting and vote accordingly. Craig Bryksa, President and Chief Executive Officer (“CEO”), or failing him, Ken Lamont, Chief Financial Officer (“CFO”), each (with full power of substitution) have agreed to act as Crescent Point proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you are authorizing Mr. Bryksa or Mr. Lamont to act as your proxyholder to vote for you at the meeting according to your instructions.

Voting recommendations:

●	FOR fixing the number of directors to be elected at the annual meeting at 10;

●	FOR the election of the persons nominated to serve as directors;

●	FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

●	FOR the advisory resolution to accept Crescent Point’s approach to executive compensation.

Notice to Beneficial Holders of Common Shares

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution. Only proxies deposited by registered shareholders of Crescent Point can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your package includes a voting instruction form that outlines how to vote. Common shares held by brokers or their nominees can only be voted upon with the instructions of the beneficial shareholder. Without specific instructions, the Canadian broker/nominees are prohibited from voting common shares for their clients. When a broker is unable to vote on a proposal because it is non-routine and the owner of the common shares does not provide voting instructions, a “broker non-vote” occurs. Broker non-votes have no effect on the vote on such a proposal because they are not considered present and entitled to vote. Beneficial shareholders cannot be recognized at the Meeting for the purposes of voting the common shares in person or by way of proxy except as outlined below.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form. Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (“Broadridge”). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense. The voting instruction form will name the same Crescent Point representatives listed above in the section ‘Voting by Proxy’ to act as Crescent Point proxyholders.

Additionally, we may use Broadridge’s QuickVoteTM service to assist beneficial shareholders with voting their shares. Beneficial shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.

If you are a beneficial shareholder and wish to vote at the meeting you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or voting instruction form sent to you by your intermediary, and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing your intermediary to appoint you as proxyholder. Non-registered shareholders who have not appointed themselves as proxyholder (and registered as instructed below) cannot vote during the Meeting. This is because we and our transfer agent, Computershare, do not maintain the records for non-registered shareholders and we have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

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Notice to Holders of Common Shares in the United States (“US”)

If you are a non-registered shareholder located in the US and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, then you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the US that wish to vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: uslegalproxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. MT on May 17, 2022.

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this information circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the US should be aware that requirements are different than those of the US-applicable proxy statements under the US Exchange Act.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since we are located outside the US and some or all of our officers and directors are residents of a country other than the US. You may not be able to sue or effect service of process upon a non-US entity or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US entity and its affiliates to subject themselves to a US court’s judgment or to enforce a judgment obtained from a US court against the issuer.

This document does not address any income tax consequences of the disposition of Crescent Point shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Consequences for Crescent Point’s shareholders who are resident in, or citizens of, the US may not be described fully in this information circular.

Revocability of Proxy

A submitted proxy may be revoked at any time prior to it being exercised. If you have followed the process for attending the meeting in person and are a registered shareholder you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a shareholder that is a corporation, under the corporate seal or by a duly authorized officer or attorney. The revocation of proxy can be deposited either at Crescent Point’s head office (Suite 2000, 585 8 Avenue S.W., Calgary, Alberta, Canada, T2P 1G1) at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, at which point the submitted proxy is revoked.

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Notice-and-Access

We have elected to use the Notice-and-Access Provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the annual meeting in respect of mailings to beneficial shareholders of common shares, but not in respect of mailings to registered holders of our common shares (i.e., a shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, we have elected to use procedures known as ‘stratification’ in relation to our use of the Notice-and-Access Provisions. As a result, registered shareholders will receive a paper copy of the Notice of Annual Meeting, this information circular and a form of proxy, whereas beneficial shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this information circular and a voting direction will be mailed to those shareholders who do not hold their common shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial shareholders who previously requested to receive such information.

We will be delivering proxy-related materials to non-objecting beneficial shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial shareholders.

Common Shares and Principal Holders Thereof

Crescent Point is authorized to issue an unlimited number of common shares. As at March 15, 2022, 573,903,158 common shares were issued and outstanding. To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares that may be voted at the meeting. None of Crescent Point’s issued share capital consists of non-voting shares.

As of March 15, 2022, our directors and officers owned, directly or indirectly, 1,849,172 common shares, or 0.32% of the outstanding common shares, having a market value of approximately $15.1 million, 1,571,255 Deferred Share Units (“DSUs”), having a market value of $12.9 million and 1,964,837 Restricted Share Units (“RSUs”), having a market value of approximately $16.1 million. In addition to their current ownership, officers are also aligned with common shareholders as a significant portion of their compensation is linked to share price performance. Directors and officers are subject to a share ownership requirement policy. All directors and officers meet or exceed their ownership requirements. For more information see the ‘Director Ownership Requirements’ and ‘Executive Ownership Requirements’ sections on page 30 and 76 of this information circular.

Quorum for the Meeting

We must have a quorum for the meeting to proceed. Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25% of the issued and outstanding Crescent Point common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder. For the purpose of the quorum requirements, a person attending the meeting by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, shall be deemed to be present at the meeting.

Approval Requirements

All of the matters to be considered at the meeting, except for the election of directors, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the meeting. The election of directors is conducted on a “for” and “withhold” basis and pursuant to our majority voting policy.

Report on Voting Results

Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the meeting. In addition, the applicable voting results for the election of the directors of the company at our 2021 AGM are disclosed in the ‘Director Nominee Biographies’ section on page 13 of this information circular.

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MATTERS TO BE ACTED UPON AT THE MEETING

1.  Fixing Number of Directors

We propose that the number of directors of Crescent Point to be elected at the AGM to hold office until the next meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at 10. There are presently 10 directors, and each, except for Ms. Laura Cillis, will stand for re-election to office at the meeting.

We recommend that you vote FOR fixing the number of directors to be elected at the meeting at 10.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR setting the number of directors to be elected at the meeting at 10.

2.  Election of Directors

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of 11 directors. There are currently 10 directors. Shareholders are entitled to elect members to the Board by vote at a meeting of shareholders.

The 10 nominees proposed for election as directors of Crescent Point are as follows:

Barbara Munroe (Chair)

Craig Bryksa

James E. Craddock

John P. Dielwart

Ted Goldthorpe

Mike Jackson

Jennifer F. Koury

François Langlois

Myron M. Stadnyk

Mindy Wight

Voting for the election of directors will be conducted on an individual, not a slate, basis.

We recommend that you vote FOR the election of each of the foregoing nominees as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.

3.  Appointment of Auditors

Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as our auditors, to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

We recommend that you vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point to hold office until the next annual meeting of shareholders at a remuneration to be determined by the Board.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.

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4.  Advisory Vote on Executive Compensation

Our Board believes that shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation decisions made by the HRCC and the Board. Executive compensation is a key component of our corporate governance and it is our intention that this shareholder advisory vote will continue to form an integral part of the Board’s shareholder engagement process around executive compensation.

We received strong support for our ‘say on pay’ vote in the 2021 AGM, with approximately 93% of votes in favour of our 2020 approach to executive compensation. Nevertheless, we have continued to implement compensation plan improvements in 2021. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring our executive compensation design links pay outcomes to the execution of our business strategy.

In 2021, we made the following improvements to our compensation design:

✓	Formal quarterly review of progress on our corporate scorecard to ensure ongoing alignment between Board and management on execution effort and expected outcomes.
✓	Continued to refine Short-term Incentive (“STI”) and Performance Share Unit (“PSU”) scorecard metrics to include Environmental, Social and Governance (“ESG”) performance, further stretch targets and reflect Acquisition and Disposition (“A&D”) activities.
✓	Based, in part, on shareholder feedback, the company decided to discontinue granting Stock Options as part of employee and executive compensation effective 2022, in favour of RSUs and PSUs to better align compensation with organizational performance and sustained shareholder value.
✓	Reinstated executive salaries to January 2020 levels that had been previously impacted by 2020 rollbacks; no additional increases were provided.
✓	Enhanced employee evaluation for greater incorporation of “how” annual objectives were achieved to ensure stronger pay for performance and alignment with corporate culture.
✓	Completed comprehensive compensation program review across all employee and executive levels to continue to strengthen pay for performance.

For more information, see the ‘Executive Compensation Discussion and Analysis’ section on page 49 of this information circular.

As this is an advisory vote, the results will not be binding on the Board. Although the Board, and specifically the HRCC, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote, we place a great deal of importance on our shareholders’ views and we commit to take further action as deemed appropriate. We will disclose the results of the shareholder advisory vote as a part of our report on voting results for the meeting.

Form of Resolution Adopting Advisory Vote on Executive Compensation

At the meeting, shareholders will be asked to adopt the following by ordinary resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the company’s Board, the shareholders accept the company’s approach to executive compensation disclosed in the information circular of the company dated April 7, 2022.”

We recommend that you vote FOR the advisory vote on executive compensation.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the common shares represented thereby FOR the resolution as set out above.

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BOARD AND GOVERNANCE HIGHLIGHTS

Board Composition and Policies		Page
✓	Independent directors (nine or 90% – all except the CEO)	11
✓	Board is 100% refreshed since 2016	23
✓	Every meeting has an in-camera session with independent directors	11
✓	Share ownership requirements for directors and officers	30
✓	Director continuing education and orientation	21
✓	Formal Board evaluation process	35
✓	Majority Voting Policy	11

Shareholder Rights
✓	Annual election of directors	8
✓	Directors elected individually (not by slate)	8

Governance
✓	Separate Board Chair and CEO	32
✓	Fully independent Audit, Corporate Governance & Nominating, Human Resources and Compensation, and Reserves Committees	33
✓	Board succession planning	36
✓	CEO evaluation and management succession planning	38
✓	Commitment to diversity	40
✓	Code of Business Conduct and Ethics	41
✓	Anti-hedging Policy	42

Compensation
✓	Annual advisory vote on executive compensation	8
✓	Director participation restrictions	23
✓	Solicit feedback from third-party consultants and shareholders	55
✓	Executive incentive compensation Clawback Policy	79

Environmental, Social and Governance Matters
✓	Safety Culture – Our commitment to safe operations	44
✓	Stakeholder Engagement – Outreach to stakeholders	45
✓	Community Engagement – Positively impacting our communities	45
✓	Employee Engagement – Annual survey to solicit feedback and effect positive change	46
✓	Environmental Stewardship – Responsibly enhancing environmental performance	47

In addition to complying with the corporate governance guidelines applicable to all public companies in Canada set forth in National Policy 58-201 – Corporate Governance Guidelines (NP 58-201) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), we are required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the US Securities and Exchange Commission (the “SEC”) pursuant to that Act, as well as the governance rules of the New York Stock Exchange (“NYSE”), in each case, as applicable to foreign private issuers like Crescent Point, and as modified by the Multijurisdictional Disclosure System for eligible Canadian companies. Crescent Point may choose to opt out of certain NYSE corporate governance practices and follow home practice rules instead, but we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to US issuers. These significant differences are disclosed on our website www.crescentpointenergy.com. Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.

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DIRECTOR NOMINEES AND COMPENSATION

Nominees

Our director nominees bring vast experience in areas critical to our success. The ‘Director Nominee Biographies’ section on page 13 of this information circular outlines the name, residence, and age of each of the 10 individuals nominated for election as our directors, the period served as a director of Crescent Point, their principal occupation, Board meeting attendance, committee membership and attendance, the voting results of the 2021 AGM, common shares owned, ownership requirement achievement and their other public board appointments.

Independence and Alignment with Shareholders

All directors, except for Mr. Bryksa, President and CEO, are independent as determined in accordance with applicable Canadian securities laws and NYSE requirements. The Board used a detailed annual questionnaire to assist in determining if a director is independent.

In addition, each director standing for re-election meets such director’s share ownership requirement under the company’s Minimum Share Ownership Guidelines. If elected, Ms. Wight will have five years from her initial election or appointment date to comply with our minimum share ownership requirements. Where an individual is appointed to Chair of the Board, they will be afforded an additional three years from the effective date of the appointment to reach the new minimum share ownership requirements applicable to the Chair. Where the requirements are amended by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new minimum share ownership requirements.

The company’s Code of Business Conduct and Ethics contains robust conflict of interest provisions, including the obligation of directors and officers to report conflicts and potential conflicts of interest to the Board and the CFO. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company, its suppliers and potential suppliers.

Individual Voting and Majority Voting Policy

Director nominees are voted for on an individual, not a slate, basis. In addition, the Board has adopted a “majority voting” policy that meets the requirements of the TSX and requires any director nominee who receives a greater number of votes “withheld” than votes “for” such director to submit the nominee’s resignation for consideration promptly after the AGM. The Board will review the results of the vote and determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the Board will accept the resignation, which resignation will be effective upon acceptance. A press release, provided to the TSX in advance, will be promptly issued disclosing the Board’s decision, including, if applicable, the reason for not accepting the resignation. The policy does not apply in circumstances involving contested director elections. A director who tenders a resignation pursuant to this policy will not participate in any Board or committee meetings at which the resignation is considered.

Attendance and Sessions without Management

Crescent Point directors attended 99% of Board and committee meetings in 2021. Each Board, Audit Committee, Corporate Governance and Nominating (“CG&N”) Committee, Environmental, Safety and Sustainability (“ES&S”) Committee, Human Resources and Compensation Committee (“HRCC”) and Reserves Committee meeting is either held entirely without members of management present or includes an in-camera session without management present. A majority of the number of directors appointed constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors and no business may be transacted by the Board at a meeting of its members unless a quorum is present.

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Director Compensation Adjustments

In 2021, non-employee directors were paid Board and committee Chair and membership retainers. Total fees earned in 2021, as disclosed in the ‘Director Compensation Table’ on page 26, include the reinstatement of the cash portion of Director retainers that had been reduced in 2020 due to the shifting macro environment. Cash retainers were reinstated effective January 2021 to previously approved levels, in line with what had been approved and implemented in 2019. No further increases were implemented in 2021.

Detailed information on our director nominees, compensation and other important information can be found on the following pages:

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Director Nominee Biographies

BARBARA MUNROE		CHAIR/INDEPENDENT DIRECTOR

Ms. Barbara Munroe has worked as a lawyer since being admitted to the Law Society of Alberta in 1991 and brings over 30 years of legal experience and industry diversification to the Board. Prior to retiring in March 2019, Ms. Munroe served as Executive Vice President, Corporate Services and General Counsel for WestJet Airlines, a position she held since November 2016. Ms. Munroe joined WestJet in November 2011 as Vice President & General Counsel and was promoted to Senior Vice President, Corporate Services & General Counsel in June 2015. She was the Assistant General Counsel, Upstream at Imperial Oil Ltd. from 2008 to 2011, and the Senior Vice President, Legal/IP & General Counsel, Corporate Secretary for SMART Technologies Inc. from 2000 to 2008. Prior to that, Ms. Munroe practiced at a national law firm.

Ms. Munroe additionally serves as a Director of ENMAX Corporation and Willow Biosciences Inc., as well as a trustee of the Alberta Cancer Foundation.

Ms. Munroe holds the ICD.D designation and is a member of the Institute of Corporate Directors (“ICD”). She holds a Bachelor of Commerce, Finance degree and a Bachelor of Law degree both from the University of Calgary.

Ms. Munroe serves on each committee in an ex officio capacity, effective January 1, 2020.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 58	Board of Directors	Member	11 of 11	100%
Director Since: 2016
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		28,571	$191,997
	RSUs		106,451	$715,350
	DSUs		219,649	$1,614,455
	Total			$2,521,802
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			7.6x
	Meets ownership requirement:			Yes
	Other Public Boards
	Willow Biosciences Inc.

CRAIG BRYKSA		NON-INDEPENDENT DIRECTOR

Mr. Bryksa is responsible for Crescent Point’s overall leadership, vision and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and the Company’s business plan. Mr. Bryksa’s responsibilities include overall accountability for operating the company while managing risk and creating long-term sustainable value for our shareholders.

Mr. Bryksa was appointed President and Chief Executive Officer on September 5, 2018, and was promoted to interim President and Chief Executive Officer on May 29, 2018. Prior to his promotion, he was Vice President, Engineering West. Mr. Bryksa has held a number of senior management roles with Crescent Point since joining the company in 2006 as an Exploitation Engineer. Through these roles, Mr. Bryksa had directly overseen the development and operations of each of Crescent Point’s core assets prior to his appointment as President and Chief Executive Officer.

Mr. Bryksa has significant experience as a professional engineer in the oil and gas industry, working for companies such as Enerplus Resources Fund and McDaniel & Associates Consultants. Mr. Bryksa is a member of the Association of Professional Engineers and Geoscientists of Alberta and Association of Professional Engineers and Geoscientists of Saskatchewan. He holds a Bachelor of Applied Science degree in petroleum engineering from the University of Regina.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 45	Board of Directors	Member	11 of 11	100%
Director Since: 2018	ES&S	Member	5 of 5	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		365,706	$2,457,544
	RSUs		557,168	$3,744,169
	DSUs		—	$—
	Total			$6,201,713
	Share Ownership Requirement(3)
	Multiple of Retainer Owned			N/A
	Meets ownership requirement:			N/A
	Other Public Boards
	None

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JAMES E. CRADDOCK		INDEPENDENT DIRECTOR

Mr. James E. Craddock is a seasoned upstream executive who possesses broad-based technical knowledge with over 30 years of experience. He served on Noble Energy Inc.’s Board of Directors from its merger with Rosetta Resources Inc. in 2015 until 2020 and served as the Chair, Chief Executive Officer and President of Rosetta from 2013 to 2015. Previously, he was the Executive Director and Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc.

He holds a Bachelor of Science in Mechanical Engineering from Texas A&M University and previously served on the boards of Templar Energy and the Texas Railroad Commission’s Eagle Ford Shale Task Force.

Whitney, TX, USA	Board & Committee Membership	Position	2021 Attendance
Age: 63	Board of Directors	Member	11 of 11	100%
Director Since: 2019	Audit(4)	Member	2 of 2	100%
	CG&N	Chair	4 of 4	100%
	HRCC(4)	Member	3 of 3	100%
	Reserves	Member	2 of 2	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		—	$—
	RSUs		—	$—
	DSUs		158,258	$1,063,497
	Total			$1,063,497
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			5.5x
	Meets ownership requirement:			Yes
	Other Public Boards
	None

JOHN P. DIELWART		INDEPENDENT DIRECTOR

Mr. John P. Dielwart brings a wealth of experience and knowledge to Crescent Point’s Board developed through his varied 40-year career in the oil and gas sector. Most notably, Mr. Dielwart is a founding member of ARC Resources Ltd., holding the position of Chief Executive Officer from 2001 to 2013. He is also a partner in ARC Financial Corp., sitting on its Investment and Governance Committees where he provides leadership support on various complex issues, including internal governance and investment decision-making. Mr. Dielwart is also Chair of the Board of TransAlta Corporation. Prior to joining ARC in 1996, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm, as Senior Vice-President and a director, where he gained extensive technical knowledge of oil and natural gas properties in Western Canada.

Mr. Dielwart has a Bachelor of Science degree in Civil Engineering with Distinction from the University of Calgary. He is a professional engineer, holds the ICD.D designation granted by the ICD and has served two three-year terms as a Governor of the Canadian Association of Petroleum Producers, including 18 months as Chair.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance(5)
Age: 69	Board of Directors	Member	10 of 11	91%
Director Since: 2019	ES&S	Chair	5 of 5	100%
	Reserves	Member	2 of 2	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		175,000	$1,176,000
	RSUs		—	$—
	DSUs		221,886	$1,491,072
	Total			$2,667,072
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			13.8x
	Meets ownership requirement:			Yes
	Other Public Boards
	TransAlta Corporation: Board Chair

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TED GOLDTHORPE		INDEPENDENT DIRECTOR

Mr. Ted Goldthorpe is a financial professional who has been serving as Partner in charge of Global Credit Business for BC Partners since February 2017. Prior thereto, he was the President of Apollo Investment Corporation, Chief Investment Officer of Apollo Investment Management, and Senior Portfolio Manager, US Opportunistic Credit from April 2012 to August 2016. Previously, Mr. Goldthorpe was employed by Goldman Sachs & Co., where he held a variety of positions since joining the firm in 1999. Mr. Goldthorpe joined the Board of Crescent Point in May 2017 and has been serving as the CEO and Board Chair of Mount Logan Capital Inc. and Portman Ridge Finance Corporation since 2018. Mr. Goldthorpe also serves as Lead Director on KITS Eyecare Ltd. Board, to which he was appointed in January 2021.

Mr. Goldthorpe received a B.A. in Commerce from Queen’s University and is a frequent guest lecturer at leading universities across North America. Mr. Goldthorpe currently serves on the Global Advisory Board for the Queen’s School of Business, serves on the Canadian Olympic Foundation, and serves on the board of directors for Her Justice and Capitalize for Kids.

New York, NY, USA	Board & Committee Membership	Position	2021 Attendance
Age: 45	Board of Directors	Member	11 of 11	100%
Director Since: 2017	Audit	Member	4 of 4	100%
	CG&N	Member	4 of 4	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		15,000	$100,800
	RSUs		—	$—
	DSUs		212,840	$1,499,511
	Total			$1,600,311
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			8.3x
	Meets ownership requirement:			Yes
	Other Public Boards(6)
	Mount Logan Capital Inc.: Board Chair and CEO
	Portman Ridge Finance Corporation: Board Chair and CEO
	KITS Eyecare Ltd.: Lead Director; Compensation Committee

MIKE JACKSON		INDEPENDENT DIRECTOR

Mr. Mike Jackson worked in the banking industry from 1984 to 2016 and brings more than 30 years of financial experience in corporate and investment banking. Most recently, he was Managing Director - Investment Banking, Scotiabank Global Banking and Markets, with a focus on the oil and gas industry from 2008 until his retirement in 2016. Prior to that, Mr. Jackson held several senior management roles at Scotiabank, including Managing Director, Oil & Gas Industry Head & Calgary Office Head from 1999 to 2007 and Vice President & Office Head, Corporate Banking Calgary from 1997 to 1999.

Mr. Jackson holds a Bachelor of Science degree and a Master of Business Administration, both from Dalhousie University. Additionally, Mr. Jackson completed the Executive Management Program at Queen’s University and holds the ICD.D designation granted by the ICD.

Mr. Jackson joined the Board in 2016 and chaired the HRCC from May 2017 to May 2020.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 60	Board of Directors	Member	11 of 11	100%
Director Since: 2016	Audit(7)	Member	1 of 1	100%
	Audit(7)	Chair	3 of 3	100%
	CG&N	Member	4 of 4	100%
	HRCC(7)	Member	2 of 2	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		77,498	$520,787
	RSUs		—	$—
	DSUs		203,574	$1,433,611
	Total			$1,954,398
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			10.1x
	Meets ownership requirement:			Yes
	Other Public Boards
	None

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JENNIFER F. KOURY		INDEPENDENT DIRECTOR

Ms. Jennifer F. Koury has over 35 years of professional experience, holding various senior executive positions with BHP Billiton from 2011 to 2017. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil.

Ms. Koury serves as a Director and HRCC Chair for the Calgary Zoo, a Director for Women In Mining Canada in Toronto, Ontario and Board Advisor to Bird Construction in Toronto, Ontario. She holds a Bachelor of Commerce degree from the University of Alberta and the ICD.D designation granted by the ICD.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 62	Board of Directors	Member	11 of 11	100%
Director Since: 2019	CG&N(8)	Member	2 of 2	100%
	ES&S(8)	Member	3 of 3	100%
	HRCC	Chair	5 of 5	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		10,000	$67,200
	RSUs		—	$—
	DSUs		185,202	$1,244,556
	Total			$1,311,756
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			6.8x
	Meets ownership requirement:			Yes
	Other Public Boards
	None

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FRANÇOIS LANGLOIS		INDEPENDENT DIRECTOR

Mr. François Langlois is an oil and gas executive who brings over 35 years of domestic and international experience to the Crescent Point Board, most recently from his role as Senior Vice President, Exploration & Production with Suncor Energy Inc., where he was responsible for the financial and operating performance of the group from 2011 until his retirement in 2016. Prior thereto, he was Vice President, Unconventional Gas from 2009 to 2010 and held various roles with Petro-Canada from 1982 to 2009, most recently as Vice President, Western Canada Production & North American Exploration.

Mr. Langlois holds a Bachelor of Geological Engineering from Laval University (Quebec City) and the ICD.D designation granted by the ICD.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 62	Board of Directors	Member	11 of 11	100%
Director Since: 2018	Audit(9)	Member	2 of 2	100%
	CG&N(9)	Member	2 of 2	100%
	ES&S	Member	5 of 5	100%
	Reserves	Chair	2 of 2	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		1,539	$10,342
	RSUs		—	$—
	DSUs		250,324	$1,709,128
	Total			$1,719,470
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			8.9x
	Meets ownership requirement:			Yes
	Other Public Boards
	None

MYRON M. STADNYK		INDEPENDENT DIRECTOR

Mr. Myron M. Stadnyk has over 35 years of oil and gas experience and is the former President and CEO of ARC Resources Ltd., retiring in 2020. Mr. Stadnyk was the first operations employee at ARC after the company’s initial public offering to progress to COO (2005), President (2009) and CEO (2013). Prior to ARC, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations.

Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management Program. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and served as a Governor for the Canadian Association of Petroleum Producers for over 10 years. He also holds board positions for PrairieSky Royalty and the University of Saskatchewan Engineering Alumni Fund.

Calgary, AB, Canada	Board & Committee Membership	Position	2021 Attendance
Age: 59	Board of Directors	Member	11 of 11	100%
Director Since: 2020	ES&S	Member	5 of 5	100%
	HRCC	Member	5 of 5	100%
	Reserves	Member	2 of 2	100%
2021 Voting Results	Securities Held at December 31, 2021(1)		Units	Value
	Common Shares		62,000	$416,640
	RSUs		—	$—
	DSUs		93,231	$626,510
	Total			$1,043,150
	Share Ownership Requirement(1)(2)
	Multiple of Retainer Owned			5.4x
	Meets ownership requirement:			Yes
	Other Public Boards
	PrairieSky Royalty Ltd.: Governance and Compensation Committee (Chair); Reserves Committee

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MINDY WIGHT		INDEPENDENT DIRECTOR

Ms. Mindy Wight brings over 15 years of tax and financial expertise in her current role of Chief Financial Officer for the Nch’kay Development Corporation, as well as holding the role as Treasurer of the Board of Directors.

Prior to joining Nch’kay Development Corporation in November 2021, Ms. Wight held progressive tax roles at MNP LLP from 2016 to 2021 and most recently was a partner and National Leader of Indigenous Tax Services for the firm. Ms. Wight has also worked for two of the Big Four National accounting firms, the Chartered Accounting School of Business and the Canada Revenue Agency since graduating from the University of Northern British Columbia with a Bachelor of Commerce Degree, Accounting in 2007. Ms. Wight also possesses Chartered Professional Accountant, Chartered Accountant, and Certified Aboriginal Financial Manager designations.

Ms. Wight has historically held Board positions as the Chair of the Board of Directors and Chair of the Finance and Audit Committee for the Nch’kay Development Corporation and was an Advisory Committee Member of the Budget and Financial Committee to the Squamish Nation.

Prince George, BC, Canada	Board & Committee Membership(10)	Position	2021 Attendance
N/A
Age: 40
New Director Nominee

2021 Voting Results(11)	Securities Held at December 31, 2021(1)		Units	Value
N/A	Common Shares		—	$—
	RSUs		—	$—
	DSUs		—	$—
	Total			$—
Share Ownership Requirement(12)
	Multiple of Retainer Owned			0.0x
	Meets ownership requirement:			On track
Other Public Boards
None

Notes:
(1)	Includes holdings by associates and affiliates of directors.
(2)	Non-employee directors are required to own, within five years of the initial election, appointment to the Board Chair or appointment to the Board, at least three times their annual retainer in common shares, RSUs and DSUs. The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated as the greater of market value on grant date or current market value on December 31, 2021 ($6.72). Common shares are valued at current market value on December 31, 2021 ($6.72). For further detail please refer to ‘Director Ownership Requirements’ on page 30 of this information circular.
(3)	Mr. Bryksa does not have a share ownership requirement related to his role as a director. For Mr. Bryksa’s ownership requirements related to his position as President and CEO, please refer to the ‘Executive Compensation Discussion and Analysis’ on page 49 of this information circular.
(4)	Mr. Craddock transitioned from the Audit Committee to the HRCC July 1, 2021.
(5)	Mr. Dielwart missed one special Board meeting due to personal reasons.
(6)	Mr. Goldthorpe has been serving as the CEO and Board Chairman of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018. Similar to other private equity funds, these two companies are simply public financing vehicles within the B.C. Partners funds, vehicles that target investor groups in multiple jurisdictions.
(7)	Mr. Jackson transitioned from Audit Committee Member to Audit Committee Chair April 1, 2021. Mr. Jackson ceased being a member of the HRCC effective July 1, 2021.
(8)	Ms. Koury transitioned from the ES&S Committee to the CG&N Committee effective July 1, 2021.
(9)	Mr. Langlois transitioned from CG&N Committee to the Audit Committee effective July 1, 2021.
(10)	Ms. Wight is being nominated for election for the first time at the 2022 AGM and has not yet been appointed to any committees.
(11)	Ms. Wight is being nominated for election for the first time at the 2022 AGM and therefore does not have voting results from Crescent Point’s 2021 AGM.
(12)	As per the Minimum Share Ownership Guidelines, Ms. Wight will have 5 years from her date of election to meet her share ownership requirements.

Crescent Point Energy Corp.   |   2022   |   Information Circular – Proxy Statement   |   18

DIRECTOR EXPERIENCE AND EDUCATION

Board Skills Matrix

The CG&N Committee ensures that the Board includes members with relevant experience and expertise to ensure the Board is able to effectively fulfill its mandate. As part of our ongoing Board renewal process, the Committee prepares the following skills matrix to assist in identifying the skills of existing Board members and the qualifications the Board may seek in potential candidates to ensure the Board is effective and maintains diversity of thought. Collectively, our directors have the requisite skills and experience to ensure the Board is effective.

The skills matrix below shows the experience and expertise that each director nominee brings to our Board.

	Munroe (Chair)	Bryksa	Craddock	Dielwart	Goldthorpe	Jackson	Koury	Langlois	Stadnyk	Wight(1)
Independence
Independent	Y	N	Y	Y	Y	Y	Y	Y	Y	Y
Demographics
Director since	2016	2018	2019	2019	2017	2016	2019	2018	2020	2022
Age	58	45	63	69	45	60	61	62	59	40
Gender	F	M	M	M	M	M	F	M	M	F
Location	AB	AB	US	AB	US	AB	AB	AB	AB	BC
Board Membership
Committees(2)	Board Chair	ES&S	CG, HR & RE	ES&S & RE	AU & CG	AU & CG	CG & HR	AU ES&S & RE	ES&S, HR & RE	n/a
Attendance %	100%	100%	100%	94%	100%	100%	100%	100%	100%	n/a
Ownership met	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Voting results	98.30%	98.98%	97.08%	98.47%	82.74%	96.78%	98.12%	97.10%	98.50%	n/a
Other public boards	1	—	—	1	3(3)	—	—	—	1	—
Skills
Energy Industry Knowledge	✓	✓	✓	✓	✓	✓	✓	✓	✓
Deep understanding of the energy industry, including exploration, production and marketing aspects of the business
Environmental, Health and Safety		✓	✓	✓			✓	✓	✓
Energy industry experience related to workplace health and safety, stakeholder communications, social responsibility, and the environment
Finance / Accounting		✓	✓	✓	✓	✓		✓	✓	✓
Experience in financial reporting, accounting, and corporate finance at the management or executive level; Ability to critically assess, analyze, and interpret financial statements and projections and use them to guide strategic business decisions
Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Deep understanding of corporate governance gained through experience as a senior executive officer or board member of a public or private organization

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Human Resources / Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience related to human resources, compensation, talent management, and succession planning at the management or executive level
Risk Management	✓	✓	✓	✓	✓	✓		✓	✓	✓
Deep understanding of the various risks faced by organizations, including legal and regulatory, and experience identifying, evaluating, and mitigating those risks at the management or executive level
Senior Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience leading an organization, major business segment, or functional area of the business
Strategic Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Experience related to planning and executing on strategy at the management or executive level
Notes:
(1)	Ms. Wight is being nominated for election for the first time at the 2022 AGM. Ms. Wight has not yet been appointed to any committees and does not have Voting results or meeting attendance from 2021. As per the Minimum Share Ownership Guidelines, Ms. Wight will have 5 years from her date of election to meet her share ownership requirements.
(2)	AU refers to the Audit Committee; CG refers to the CG&N Committee; HR refers to the HRCC; and RE refers to the Reserves Committee.
(3)	Mr. Goldthorpe has been serving as the CEO and Board Chair of Mount Logan Capital Inc and Portman Ridge Finance Corporation since 2018. Similar to other private equity funds, these two companies are simply public financing vehicles within the B.C. Partners funds, vehicles that target investor groups in multiple jurisdictions. Mr. Goldthorpe is also Lead Director on KITS Eyecare Ltd. Board, effective 2021.

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Continuing Education

Each director is responsible for keeping informed on both the company and developments in the industry. Executives and/or other members of Crescent Point’s leadership team assist the directors in their efforts by providing regular updates on technical advancements, new resource plays, regulatory changes, governance developments, ESG trends and economic developments facing our business. Our CEO, other executives and other members of the management team also regularly communicate with members of the Board on developments in the business, progress toward achieving established goals, and other relevant topics. In addition, external parties are utilized to provide market intelligence and other expert advice. These presentations, meetings and discussions serve to increase the Board’s knowledge of the industry, the company and our business, and assist the Board in the execution of its duties.

When new directors join the Board, they are provided with materials and an introductory orientation that describes the Board’s role, its committees and directors, as well as the business and operations of the company in detail. Crescent Point also promotes continuing education of our directors through our corporate membership in the ICD, an organization that fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Below is a table outlining the continuing education activities our Board members engaged in during 2021.

Month	Topic	Prepared/Hosted By	Attendance(1)
January	National Bank Financial 11th Annual Energy Conference	National Bank Financial	Bryksa
	Perspectives on Energy Transition	JP Morgan	Entire Board
	Carbon Capture and Sequestration	Crescent Point Energy	Entire Board
	Renewables/Sustainability/ESSG Economics	ATB Conference	Stadnyk
	The Forces at Play - the Quest for the Theory of Everything in ESG	Scotiabank	Jackson
	The Climate Agenda	Diligent	Munroe
	CIBC Western Institute Investor Conference	CIBC	Bryksa
	Respect in the Workplace	Crescent Point Energy	Entire Board
	Audit Committee Effectiveness	ICD	Jackson
February	Proxy Advisors - Their Role, Impact and Challenges	Board Ready Women	Munroe
	Continuing the Digital Transformation Journey - How Should Boards Respond?	ICD	Koury
	Black in Canada	Black North Organization, Wes Hall	Koury
March	Hydrogen	Tudor Pickering Holt & Co.	Langlois
	The Company and its Evolving Role in Society	Deloitte	Munroe
	Looking Beyond COVID and the Impact on Incentive Plans	Hugessen Consulting	Koury
	Markets and Investment Strategy	JP Morgan	Stadnyk
	CEO Discussion Series	Tudor Pickering Holt & Co.	Bryksa
	49th Annual Scotia Howard Well Energy Conference	Scotiabank	Bryksa
	Board Oversight of Culture	ICD	Koury
	Women Leading the World Through the Pandemic	ICD	Koury
	Hydrogen - Blue, Green, Grey and the Colour of Money	Tudor Pickering Holt & Co.	Jackson & Stadnyk
April	Scotiabank CAPP Energy Symposium	Scotiabank	Bryksa & Jackson
	LNG/Gas Outlook to 2030	JP Morgan	Stadnyk
May	ESG Update	Scotiabank	Entire Board
	ICD Discussion with Indigenous Leaders - Part 1	ICD	Koury

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June	BMO Energy Conference	Bank of Montreal	Bryksa
	Market Update	CIBC	Stadnyk
	Carbon Capture and Sequestration	Tudor Pickering Holt & Co.	Koury, Jackson, Langlois & Stadnyk
	2021 ICD National Conference: Next Level Governance	ICD	Koury & Cillis
	Equilar Executive Compensation Summit for Directors	Equilar Compensation Consultants	Koury
	Executive Compensation: Key Learnings from the 2021 Proxy Season	ICD	Cillis
	Peters & Co 50 Years of Energy - Summer Presentation Series	Peters & Co.	Bryksa
	ESG - The Cutting Edge of Sustainable Investment	Blakes	Munroe
	How to Avoid Climate Change Dispute	Norton Rose Fulbright	Munroe
	CIBC Energy Conference: The Evolving Landscape	CIBC	Bryksa
	Technology UP21 Conference	UP21	Stadnyk
	ESG Update	Hugessen Consulting	Munroe
July	TD Securities Virtual Energy Conference	TD Securities	Bryksa
	Alberta Energy Policy for Carbon	Alberta Government	Stadnyk
September	Market Update	Bank of Montreal	Entire Board
	Energy Transition	EY Parthenon	Entire Board
	Carbon Primer	EY Parthenon	Entire Board
	Carbon Capture, Utilization and Storage	RBC	Entire Board
	Dramatic Changes in Public Markets - Exxon and the Engine #1 Activist Company	Deloitte	Munroe
October	Oversight of Cybersecurity	ICD	Cillis
	Duvernay Technical Drilling Overview	Crescent Point Energy	Entire Board
	Central Alberta Field Operations Tour	Various Oil and Gas Operators	Stadnyk
	Rethinking Risk Management Towards Resiliency & the Role of Insurance	ICD	Cillis
November	ICD: ESG Why You Should Care	ICD	Koury
	2021 Proxy Season Review	Kingsdale Advisors	Munroe
	Cybersecurity Overview	Tudor Pickering Holt & Co.	Stadnyk
December	Capital One Energy Conference	Capital One	Bryksa
	Oversight of Cybersecurity in an Era of Digital Acceleration	ICD	Jackson
	Financial Statements	Crescent Point Energy	Langlois
	SOX Overview	Sunesis	Langlois

Note:

(1)	“Entire Board” refers to all individuals that held Board positions at the time of the event.

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DIRECTOR ORIENTATION AND TRAINING

The company provides orientation and training to new directors. We tailor our orientation program to each director’s individual needs and areas of expertise, ensuring they also receive detailed information on Crescent Point’s strategy, operations and governance practices. A typical orientation includes the provision of a comprehensive handbook of responsibilities and corporate information, as well as one-on-one meetings with key executives to fully inform new directors about our current business operations, financial model, compensation and culture. We also provide governance documents and information on the duties and obligations of directors, the role of the Board and its committees and the contributions expected of each director as part of our orientation process. All directors are also provided with regular learning opportunities through quarterly management presentations, field tours, mentoring (on request), internal courses provided by technical experts and access to weekly executive meetings to gain insight into daily operations. All directors are also provided with membership to the ICD.

DIRECTOR TENURE AND BOARD RENEWAL

Crescent Point’s Board of Directors (the “Board”) recognizes the importance of providing strong oversight and direction to guide the company’s business strategy and overall performance. The Board’s commitment to best practices regarding director tenure and Board renewal are key components to such oversight and direction.

As such, the Board has adopted a retirement policy under which a director must tender resignation after serving a maximum of 10 years from the date the director was first elected or appointed to the Board. The Board reserves the right to, having regard to specific skill and expertise of the director, the needs of the Board, and the best interests of the company, waive the term limit, subject to a maximum term of 15 years. Crescent Point believes that this policy maintains continuity of leadership while simultaneously ensuring Board renewal.

To encourage fresh perspectives in oversight, the Board has completed a 100% renewal of Board members since 2016, most recently through the addition of Mr. Stadnyk to the Board in 2020 and through the inclusion of Ms. Mindy Wight as a nominee director this year. To ensure the Board has an appropriate mix of directors, the Board targets a balance between directors with a history and knowledge of the company and those with new ideas and different experiences that are appropriate for Crescent Point’s size and complexity.

Throughout the renewal process, the Board has focused on:

●	Replacing and adding new director skill sets including: CEO experience, Canadian and US capital markets experience, legal and corporate governance expertise, knowledge of mergers and acquisitions, strategic planning, and financial, human resources and operational expertise;

●	Increasing diversity on our Board including: lowering average tenure, increasing international experience, broader industry experience, increasing gender diversity and diversity beyond gender. See the ‘Commitment to Diversity’ section on page 40 of this information circular for more information; and

●	Ensuring our Board has significant energy industry knowledge and experience.

DIRECTOR COMPENSATION PLAN DESCRIPTION

Compensation Philosophy

The Board is responsible for developing the company’s director compensation philosophy and has delegated the review and administration of the directors’ compensation program to the CG&N Committee. Our director compensation plan is designed to attract and retain well-qualified directors with the appropriate skills and experience.

Our non-employee director compensation plan includes a mix of cash and share-based compensation (both RSUs and DSUs). The value of RSUs is realized upon vest, and the value of DSUs is realized when the director ceases to be a director. We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters Board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the company through the RSU grants and aligns with shareholder interests without emphasizing short-term common share price performance. Non-employee directors do not participate in our incentive/performance-based compensation components (e.g., STIP or PSU Plan) because they set the goals and achievement levels for operating performance measures. In addition, non-employee directors do not participate in the Stock Option Plan.

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Director Compensation Benchmarking

The CG&N Committee reviews non-employee director compensation periodically to ensure our approach is at the median of the competitive market and takes into account good governance and best practice trends. Board of Director cash retainers were reinstated, effective January 1, 2021, to levels that had been previously approved and implemented in 2019. In November 2021, the CG&N Committee retained Hugessen to conduct a thorough review of Director compensation. No further changes were made to director compensation in 2021.

The CG&N Committee benchmarks director compensation against the same peer group the HRCC and Board use to benchmark the senior executive team. Further details on the executive peer group can be found on page 56 of this information circular.

Compensation Plan

The non-employee director compensation plan consists of annual retainers as well as retainers for Committee Chair and members, paid in the form of cash and share-based compensation.

The following table outlines the 2021 compensation structure for non-employee directors:

Component	Cash Compensation ($)	Share-based Compensation ($)	Total ($)
Board Retainer
Chair	165,000	165,000	330,000
Other Board Members	50,000	143,000	193,000
Committee Chair Retainer
Audit	20,000
Human Resources & Compensation	16,000
Corporate Governance and Nominating	16,000
Environmental, Safety and Sustainability	12,000
Reserves	12,000
Committee Member Retainers
Audit	10,000
Human Resources & Compensation	8,000
Corporate Governance and Nominating	8,000
Environmental, Safety and Sustainability	6,000
Reserves	6,000
Travel Fees (for Board or Committee business)
Round-trip travel between three and five hours via plane	1,500
Round-trip travel greater than five hours via plane	3,000

Cash Compensation

Cash retainers are paid on a quarterly basis. Directors are also entitled to be compensated for reasonable out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors’ meetings.

Non-employee directors may elect to receive all, or a portion of, cash compensation in the form of DSUs. Directors electing to receive DSUs must make the election prior to the year in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

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Share-based Compensation

Non-employee directors can elect to receive their share-based compensation in the form of RSUs or DSUs. Any election must be made in the year prior in which the compensation will be earned, unless they are elected or appointed part way through a year, in which case they must make the election within 30 days of being elected or appointed.

i.	Restricted Share Units

Under the terms of the RSBP, any non-employee director of the company may be granted RSUs up to a maximum annual value of $150,000. The number of RSUs granted to directors under the RSBP is determined by dividing the dollar amount of the grant by the five-day VWAP for the trading days immediately preceding the grant date. The RSUs vest in thirds over three years and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. While an RSU is outstanding, an amount accrues in respect of each RSU equal to the aggregate amount paid by Crescent Point in dividends per common share, which amount is paid in cash when such RSUs vest.

See ‘Appendix C: Restricted Share Bonus Plan’ on page 90 of this information circular for details of the RSBP.

ii.	Deferred Share Units

Each DSU represents a notional share of Crescent Point, and the number of DSUs granted is determined by dividing the dollar amount of the grant by the five-day VWAP for the trading days immediately preceding the grant date. While a DSU is outstanding, an amount accrues, in the form of additional DSUs, equal to the aggregate amount paid by Crescent Point in dividends per common share. When a director holding DSUs ceases to be a director of the company, the director is paid the current cash equivalent of the market price per common share as calculated in accordance with the DSU plan.

While our DSU plan allows for executive participation, no executive has received compensation in the form of DSUs since inception of the plan.

See ‘Appendix B: Deferred Share Unit Plan’ on page 89 of this information circular for details of the DSU plan.

Retirement Vesting Program

Directors are eligible to participate in the retirement vesting program whereby unvested RSUs will continue to vest on their normal schedule upon the director’s retirement from the Board. New RSUs are not granted post-retirement. Subject to certain exceptions, to be eligible, directors are required to provide notice of their retirement to the Chair of the Board and the Chair of the CG&N Committee no less than one fiscal quarter prior to their retirement from the Crescent Point Board, and must continue to fulfill and ensure successful handover of regular Board and Committee responsibilities.

No Pension Plan

We do not have a pension plan, nor does the company provide other forms of retirement compensation for our directors.

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DIRECTOR COMPENSATION TABLES

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point’s non-employee directors during 2021.

	Annual Retainer Fees Earned			Fees Earned	Share-based Awards(2)			Portion Taken As
Name(1)	Board ($)	Committee Chair ($)	Committee Member ($)	Travel ($)	Total RSUs & DSUs ($)	All Other Compensation ($)	Total ($)	Cash ($)	RSUs ($)	DSUs ($)
Barbara Munroe	165,000	—	—	—	165,000	—	330,000	—	150,000	180,000
Laura A. Cillis	50,000	5,000	15,500	12,000	143,000	—	225,500	82,500	143,000	—
James E. Craddock	50,000	16,000	15,000	9,000	143,000	—	233,000	90,000	—	143,000
John P. Dielwart	50,000	12,000	6,000	—	143,000	—	211,000	—	—	211,000
Ted Goldthorpe	50,000	—	18,000	3,000	143,000	—	214,000	71,000	—	143,000
Mike Jackson	50,000	15,000	14,500	6,000	143,000	—	228,500	85,500	—	143,000
Jennifer F. Koury	50,000	16,000	7,000	—	143,000	—	216,000	73,000	—	143,000
François Langlois	50,000	12,000	15,000	—	143,000	—	220,000	—	—	220,000
Myron M. Stadnyk	50,000	—	20,000	—	143,000	—	213,000	—	—	213,000

Notes:

(1)	Mr. Bryksa does not receive compensation for his role as a director.
(2)	RSU and DSU amounts reflect the equity value received under each award type based on the director’s election of their cash and share-based retainers. Directors are required to elect the portion of their retainers they wish to receive as equity prior to the beginning of the financial year, or if they are appointed or elected within the year, within 30 days of appointment or election.

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Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested table below reflects the value of vested RSUs, vested DSUs and related dividend equivalent amounts earned in the year.

Under the RSBP, while an RSU is outstanding, an amount accrues in respect of the RSU equal to the aggregate amount paid by Crescent Point in dividends per common share during the period (“Dividend Amounts”), which are paid in cash when such RSUs vest. Under the DSU Plan, dividend equivalent amounts are earned on outstanding DSUs and are satisfied through the grant of additional DSUs each quarter, which additional grants are valued using the closing price on the applicable dividend record date.

	Stock Option-based Awards – Value Vested During the	Share-based Awards – Value Vested During the Year		Non-equity Incentive Plan Compensation – Value Earned
Name	Year(1) ($)	RSUs(2) ($)	DSUs(3) ($)	During the Year
Barbara Munroe	—	215,178	181,975	—
Laura A. Cillis	—	283,929	118	—
James E. Craddock	—	—	144,385	—
John P. Dielwart	—	—	212,939	—
Ted Goldthorpe	—	—	144,927	—
Mike Jackson	—	32,434	144,828	—
Jennifer F. Koury	—	—	144,645	—
François Langlois	—	6,036	222,212	—
Myron M. Stadnyk	—	—	213,653	—

Notes:

(1)	Non-employee directors are not eligible to receive option-based awards.
(2)	RSU amounts reflect RSUs vested within the year and are valued based on the share price at the time of vesting. Amounts also include dividend amounts that were vested and paid out as cash.
(3)	DSUs amounts reflect DSUs received by the director in the year as part of their annual retainer and committee fees. Amounts also include dividend reinvestment amounts that were earned in relation to any outstanding DSU awards.

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Outstanding Share-based Awards and Stock Option-based Awards

The following table summarizes all outstanding share-based awards that were previously granted to non-executive directors and remain outstanding at December 31, 2021. Non-executive directors are not eligible to receive option-based awards. The market or payout value of share-based awards is calculated by multiplying the outstanding awards by $6.72, the one-day volume weighted average price of shares on December 31, 2021.

	Stock Option-based Awards(1)				Share-based Awards
					Number of shares or units of shares that have not vested or paid out
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price ($)	Stock Option expiration date	Value of unexercised in-the-money Stock options ($)	RSUs (#)	DSUs(2) (#)	Market or payout value of share-based awards that have not vested or paid out (3) ($)
Barbara Munroe	—	—	—	—	106,451	219,649	2,191,392
Laura A. Cillis	—	—	—	—	109,790	11,818	817,206
James E. Craddock	—	—	—	—	—	158,258	1,063,494
John P. Dielwart	—	—	—	—	—	221,886	1,491,074
Ted Goldthorpe	—	—	—	—	—	212,840	1,430,285
Mike Jackson	—	—	—	—	—	203,574	1,368,017
Jennifer F. Koury	—	—	—	—	—	185,202	1,244,557
François Langlois	—	—	—	—	—	250,324	1,682,177
Myron M. Stadnyk	—	—	—	—	—	93,231	626,512

Notes:

(1)	Non-employee directors are not eligible to receive option-based awards.
(2)	Includes all outstanding DSUs. DSUs vest immediately but are not eligible for payout until the individual ceases to be a director of Crescent Point.
(3)	Awards have been valued at the one-day volume-weighted average price (“VWAP”) of shares on December 31, 2021 ($6.72).

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Director Value At-risk

As at December 31, 2021, the Board members held a total market value of securities of $14.8 million using a market value of $6.72 per share. The following table provides a summary of equity holdings of our directors, including any holdings by associates and affiliates of the director. The table provides total vested value of holdings, including common shares and DSUs, and the total accumulated value of holdings including RSUs, which are unvested as of such date.

	Common Shares		DSUs		Total Vested		RSUs(1)		Total Accumulated
Name	(#)	($)(2)	(#)	($)(2)	(#)	($)(2)	(#)	($)(2)	(#)	($)(2)
Barbara Munroe	28,571	191,997	219,649	1,476,041	248,220	1,668,038	106,451	715,351	354,671	2,383,389
Laura A. Cillis	63,773	428,555	11,818	79,417	75,591	507,972	109,790	737,789	185,381	1,245,761
James E. Craddock	—	—	158,258	1,063,494	158,258	1,063,494	—	—	158,258	1,063,494
John P. Dielwart	175,000	1,176,000	221,886	1,491,074	396,886	2,667,074	—	—	396,886	2,667,074
Ted Goldthorpe	15,000	100,800	212,840	1,430,285	227,840	1,531,085	—	—	227,840	1,531,085
Mike Jackson	77,498	520,787	203,574	1,368,017	281,072	1,888,804	—	—	281,072	1,888,804
Jennifer F. Koury	10,000	67,200	185,202	1,244,557	195,202	1,311,757	—	—	195,202	1,311,757
François Langlois	1,539	10,342	250,324	1,682,177	251,863	1,692,519	—	—	251,863	1,692,519
Myron M. Stadnyk	62,000	416,640	93,231	626,512	155,231	1,043,152	—	—	155,231	1,043,152
Total	433,381	2,912,321	1,556,782	10,461,574	1,990,163	13,373,895	216,241	1,453,140	2,206,404	14,827,035

Notes:

(1)	RSUs are unvested as at December 31, 2021.
(2)	Awards are valued using the one-day VWAP of shares on December 31, 2021 ($6.72).

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Director Ownership Requirements

The Board believes that aligning the interests of our directors with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. Directors are required to own at least three times their total annual cash and share-based retainer ($990,000 for the Board Chair and $579,000 for board members) in common shares, RSUs and DSUs (the “Minimum Share Ownership Guideline”). Directors have five years from their initial election or appointment to the Board, or five years from the effective date of these share ownership requirements, whichever is later, to achieve the required level of ownership. Where an individual is appointed Board Chair, the new Chair will be afforded an additional three years from the effective date of the appointment to reach the minimum share ownership guideline. Where the Policy is amended to change the minimum share ownership guideline by the Board, the impacted directors will be afforded an additional two years from the effective date of the amendment to reach the applicable requirements. Each director met or exceeded the ownership requirement as at December 31, 2021, as detailed in the following table.

		Total Units Outstanding(1)			At-Risk Investment		Share Ownership Guideline
Name	Director since	Common Shares	RSUs	DSUs	Total ownership value(2)(3) ($)	As a multiple of annual retainer	Share ownership guideline	Multiple of retainer	Meets guideline
Barbara Munroe	2016	28,571	106,451	219,649	2,521,802	7.6	990,000	3x	Yes
Laura A. Cillis	2014	63,773	109,790	11,818	1,381,177	7.2	579,000	3x	Yes
James E. Craddock	2019	—	—	158,258	1,063,497	5.5	579,000	3x	Yes
John P. Dielwart	2019	175,000	—	221,886	2,667,072	13.8	579,000	3x	Yes
Ted Goldthorpe	2017	15,000	—	212,840	1,600,311	8.3	579,000	3x	Yes
Mike Jackson	2016	77,498	—	203,574	1,954,398	10.1	579,000	3x	Yes
Jennifer F. Koury	2019	10,000	—	185,202	1,311,756	6.8	579,000	3x	Yes
François Langlois	2018	1,539	—	250,324	1,719,470	8.9	579,000	3x	Yes
Myron M. Stadnyk	2020	62,000	—	93,231	1,043,150	5.4	579,000	3x	Yes

Notes:

(1)	Includes holdings by associates and affiliates of the director.
(2)	The value of RSUs and DSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or market value. Common shares are valued at the market value of shares as at December 31, 2021.
(3)	Market value is calculated using the December 31, 2021 one-day VWAP of $6.72.

Bankruptcies and Cease Trade Orders

Except as noted below, no proposed director:

●	Is at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,

●	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

●	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

●	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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●	Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Dielwart was a director of Denbury Resources Inc. (“Denbury”) when it entered into Chapter 11 proceedings in the US on July 30, 2020. Denbury subsequently emerged from Chapter 11 proceedings on September 18, 2020 and Mr. Dielwart resigned as a director of Denbury at that time.

Director and Officer Liability Insurance

Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers. The policy provides coverage from June 1, 2021 to June 1, 2022. We plan to renew this policy in normal course on or before June 1, 2022.

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BOARD AND COMMITTEE STRUCTURE

Board Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to driving long-term shareholder value and ensuring the company conducts its business in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board works diligently to uphold this responsibility by:

●	approving our strategic plan, our annual capital and operating budgets, our approach to ESG issues, and reviewing operating, financial and other corporate plans, strategies and objectives;

●	evaluating overall corporate performance and the performance of the CEO;

●	determining, evaluating and fixing compensation for executive officers;

●	approving the annual goals and objectives of the CEO;

●	in conjunction with the CEO, developing a clear written mandate for the CEO;

●	succession planning for Board, CEO and executive positions;

●	adopting policies regarding corporate governance and codes of conduct;

●	overseeing our principle risk oversight, monitoring and management systems and procedures;

●	reviewing processes and procedures for communicating appropriate financial and operational information to shareholders and the public; and

●	evaluating the overall effectiveness of the Board and its committees.

The Board fulfills its responsibilities through a minimum of five regularly scheduled meetings per year and additional meetings scheduled as required. During Board meetings, management ensures the Board and its committees are kept well informed about all key drivers of our business and how those may potentially impact Crescent Point. This includes providing information related to matters of strategic planning, business risk monitoring and management, ESG, succession planning, communications policy and integrity of internal controls and management information systems.

The Board, in part, performs its mandated responsibilities through the activities of its five Committees: Audit; CG&N; ES&S; HRCC; and Reserves. The Board and its committees have access to senior management on a regular basis. At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who are invited to attend and provide information on specific areas of the business, which affords the Board exposure to management below the executive officer level.

Directors are expected to be prepared for and attend all Board and respective committee meetings. If their absence is unavoidable, the absent director is expected to be briefed by the Chair, the CEO, or the Corporate Secretary. Crescent Point’s directors are highly engaged, with 99% attendance at Board and committee meetings. Quorum for Board meetings is a majority of the Board members.

At every meeting, the Board and each committee holds in-camera sessions which are not attended by Mr. Bryksa or any other member of management.

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Board Committees

During each regularly scheduled Board meeting and each Audit, CG&N, ES&S, HRCC and Reserves meeting, members hold an in-camera session without management. Terms of reference for each committee, which define its mandate, composition, frequency of meetings and other relevant matters, as well as formal position descriptions for committee Chairs, have been approved and adopted by the Board. These documents are available on our website at www.crescentpointenergy.com and an overview of each committee’s mandate is outlined below. In addition, see ‘Appendix A: Board of Directors Mandate’ on page 87 of this information circular for the full text of the mandate of our Board.

The following table outlines the Board Committee Chairs and membership as at March 15, 2022. The Board Chair serves on each committee in an ex officio capacity.

Name	Audit	CG&N	ES&S	HRCC	Reserves
Craig Bryksa			●
Laura A. Cillis	●			●
James E. Craddock		Chair		●	●
John P. Dielwart			Chair		●
Ted Goldthorpe	●	●
Mike Jackson	Chair	●
Jennifer F. Koury		●		Chair
François Langlois	●		●		Chair
Myron M. Stadnyk			●	●	●
Meetings in 2021	4	4	5	5	2

Audit Committee

Chair	Members	Independence of Members
Mike Jackson	Laura Cillis	4 / 4
Ted Goldthorpe
François Langlois

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The Audit Committee’s mandate includes, but is not limited to, assisting the Board with the following:
Financial & related information	External auditors

▪  Provide oversight of the integrity of the company’s accounting policies, financial statements and related information, including, but not limited to:

▪  consolidated financial statements;

▪  internal controls;

▪  procedures for financial reporting; and

▪  processes for monitoring compliance with legal and regulatory requirements with respect to reporting financial information.

▪ Oversee the audit efforts of Crescent Point’s external auditors, including, but not limited to reviewing the independence, qualifications and performance of the external auditor.
Financial risk management program

▪  Oversee Crescent Point’s financial risk management program, including, but not limited to:

▪  providing regular reports to the Board on the results of our risk assessment;

▪  assessing the effectiveness of our controls to manage these risks; and

▪  overseeing cyber risks facing the organization.

The Audit Committee meets at least four times annually, or more frequently as circumstances warrant. All members of the Committee are independent and financially literate, as required by National Instrument 52-110 – Audit Committees. The Audit Committee has developed official terms of reference that have been approved by the Board. A copy of the Audit Committee terms of reference is scheduled to, and additional disclosure pursuant to National Instrument 52-110 – Audit Committees is provided in the Audit Committee section of, our Annual Information Form.

The SEC and NYSE rules require that each member of a company’s audit committee be independent. All members of the Audit Committee are “independent”, as that term is defined by the SEC. The SEC further requires a company like Crescent Point, that files reports under the US Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. Messrs. Jackson and Goldthorpe and Ms. Cillis have each been determined by the Board to be an “audit committee financial expert” as that term is defined by the SEC. Further information relating to each member’s background and skills is available under their profiles included in the ‘Director Nominee Biographies’ section on page 13 of this information circular.

The Audit Committee’s objective is to have direct and open communications with management, the other committee Chairs, the external auditors, other key committee advisors and relevant employees throughout the year. The Audit Committee holds regular separate in-camera sessions with internal and external auditors. The Audit Committee has the authority to conduct any review or investigation appropriate for fulfilling its responsibilities.

As part of its risk oversight mandate, the Audit Committee receives regular briefings on cybersecurity matters delivered by senior leadership. The company has an information security training and compliance program that is reviewed and updated regularly.

It is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete, accurate and in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith.

For additional disclosure pursuant to National Instrument 52-110 – Audit Committee, please refer to the Audit Committee section of our Annual Information Form.

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Corporate Governance and Nominating Committee

Chair	Members	Independence of Members
James Craddock	Ted Goldthorpe	4 / 4
Mike Jackson
Jennifer Koury

The CG&N Committee has responsibility for reviewing corporate governance practices, overseeing Board/committee nominations and making recommendations to the Board, as appropriate. The CG&N Committee meets at least four times annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Corporate governance practices	Board/committee nomination & effectiveness

▪  Review and assess our governance practices and the performance of our corporate governance systems, and recommend changes to the Board for consideration;

▪  Review Crescent Point’s Articles and By-laws and recommend any changes to the Board for consideration;

▪  Review and make recommendations regarding the mandate and any position descriptions of the Board and its committees on a periodic basis;

▪  Review and recommend to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point;

▪  Review succession planning for Board and senior management (excluding the CEO position); and

▪  Oversee the Corporation’s bribery, anti-corruption, lobbying, political contribution and community investment policies and procedures.

▪  Recommend suitable candidates for nomination for election as directors, considering:

▪  the competencies and skills the Board should possess; and

▪  the targets and objectives of our Diversity Policy.

● Review the recommendations of management, if any, with respect to committee membership;

● Make recommendations to the Board for each committee, including the appointment of Chairs to the committees;

● Ensure processes are in place to evaluate and assess the effectiveness of the Board, the committees of the Board and the contribution of individual members on a periodic basis;

● Review and make recommendations with respect to the orientation and education program for new Board and committee members; and

● Oversee the continued development of existing members of the Board.

Succession planning for the CEO is the responsibility of the Board, in concert with the CG&N Committee.

Board Assessments

The CG&N Committee undertakes a formal evaluation process of the Board, individual directors and committees on an annual basis to identify areas where effectiveness may be enhanced. The evaluation process is handled by either the Chair of the CG&N Committee, the Chair of the Board, or an independent facilitator or consultant, and incorporates feedback from individual directors and certain members of management.

In 2021, Board members met one-on-one with the Chair of the CG&N Committee and the Chair of the Board to discuss personal performance and overall Board effectiveness. This formal process involved a combination of written questionnaires and in-person conversations.

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Director Nominations

The CG&N Committee is responsible for recommending candidates for nomination to the Board and for assessing each director’s competencies and skills while reviewing ideal qualities and skills for an effective Board. The typical process includes identifying the current and future skills and experience required to optimize Board effectiveness. Outside executive recruiting firms are engaged to assist with the identification, assessment and recruitment of candidates. Candidates are assessed against criteria approved by the Board and the qualities and skills of the current Board, with the strongest candidates approached to determine their level of interest. The most qualified people are recommended to the Board for consideration. Potential candidates are interviewed by all members of the CG&N Committee, and recommended nominees are also interviewed by all other members of the Board. In addition, consistent with our Diversity Policy, candidates with a diverse background are considered when identifying new candidates. This identification process includes an assessment of the following factors applicable to each candidate: skills; knowledge; regional and industry experience; education; gender; age; independence; ethnicity; and other differentiating factors relevant to Board effectiveness. The most appropriate candidates are presented to our shareholders as director nominees at our AGM. See the ‘Board and Committee Structure’ section on page 32 of this information circular for more information.

The CG&N Committee has determined that the Board, consisting of 10 members, is both effective and possesses the appropriate expertise to effectively oversee the management of the business.

The Board actively maintains an evergreen list of potential new directors. From time to time, shareholders may identify qualified director candidates and may nominate a candidate by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Crescent Point’s by-laws require that a shareholder give us advance notice of, and details about, any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Alberta Business Corporations Act. If the nomination is to be presented at an AGM, the notice must be given within 30 to 65 days in advance of the meeting. If the AGM is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of shareholders (which is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the CG&N Committee Chair, who will present them to the CG&N Committee for consideration.

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In addition to director candidates, the CG&N Committee also ensures we have a diverse pool of strong candidates for senior management positions, and that we develop our people and attract and retain key talent for our long-term success. The CEO regularly discusses organizational structure optimization options with management to gain learning and efficiency opportunities as well as fill successor gaps. At least annually, the President and CEO and the Board discuss potential candidates for, at minimum, the President and CEO, the CFO and the Chief Operating Officer (“COO”) positions.

Environment, Safety and Sustainability Committee

Chair	Members	Independence of Members
John Dielwart	Craig Bryksa	3 / 4
François Langlois
Myron Stadnyk

The ES&S Committee is responsible for regularly reviewing our policies, standards and practices with respect to corporate responsibility, including ESG, occupational health, security and overall business conduct, ethics and related activities, and reporting findings to the Board as appropriate. The ES&S Committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Policies, management systems and programs	Risk management procedures

▪  Review the appropriateness of and update our ESG, occupational health policies, security policies, and management systems and programs, and report to the Board with appropriate recommendations;

▪  Ensure the necessary tools are in place to measure our ESG, occupational health and security performance, and compliance with applicable regulatory standards; and

▪  Review the ESG, occupational health, and security performance and any non-compliance situations, whenever relevant, and recommend the required corrective measures.

▪  Periodically update, distribute and review the appropriateness of these risk management procedures and emergency response measures, and make appropriate recommendations;

▪  Immediately communicate to the Board any incident giving rise to significant ESG, occupational health and security risks, and otherwise analyze all relevant ESG matters brought to its attention; and

▪  Ensure risk management procedures and emergency response measures are in place.

Human Resources and Compensation Committee

Chair	Members	Independence of Members
Jennifer Koury	Laura Cillis	4 / 4
James Craddock
Myron Stadnyk

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The HRCC’s mandate includes, but is not limited to, assisting the Board with the following:

Compensation Strategy & Policy	Executive Compensation

▪ Review compensation, philosophy, structure and policies that impact the organization.	▪ Assess the form and amount of compensation for officers and other employees.

Performance Assessment	Governance

▪ Assist in the assessment of the performance of the CEO, which assessment is led by the Chair of the Board, in conjunction with the HRCC Chair; and	▪ Ensure the company discharges its public disclosure obligations relating to compensation matters;

▪ Evaluate the performance of the other officers in fulfilling their responsibilities and meeting corporate objectives.	▪ Review executive succession, compensation and development;

Succession Planning & Development	▪ Review the results and outcomes of advisory votes of shareholders;

▪ Review succession plans for senior management (excluding the CEO); and	▪ Hold meetings as warranted with respect to officer appointments or other compensation-related matters; and

▪ Assess progress of professional development for executives and key senior employees.	▪ Oversee culture, employee engagement and diversity and inclusion.

The HRCC meets at least four times annually, or more frequently as circumstances warrant.

Succession planning for executive positions (other than the CEO) is the responsibility of the Board in concert with the HRCC. Management provides the HRCC with information about succession plans for such executive positions, which includes an assessment of internal staff development and progression, and identifies potential succession gaps. Selected candidates are provided with support to help them acquire skills that will aid in their further development, thereby strengthening the succession pipeline. The HRCC holds regular in-camera sessions with the VP, Human Resources and Corporate Services.

The following is a summary of the skills and experience of each member of the HRCC, including any education or experience that enables each member of the Committee to make decisions on the suitability of Crescent Point’s compensation policies and practices that are consistent with a reasonable assessment of our risk profile.

Human Resources and Compensation Committee Members – Relevant Education and Experience
Jennifer F. Koury (Chair)	Has over 35 years of professional experience, including significant involvement in human relations and compensation design. She has worked for large global organizations, holding various senior executive positions with BHP Billiton from 2011 to 2017, culminating in her role as Vice President Human Resources, North America. Part of her responsibilities included the development of BHP Billiton’s total rewards program for executives and employees of the Petroleum World-Wide Business. Prior to that, she was Vice President of Corporate Services for Enerplus Corp. from 2006 to 2011 and also held senior management positions with Imperial Oil/Exxon Mobil. She holds the ICD.D designation granted by the ICD.

Laura A. Cillis	Has held various senior executive positions managing compensation matters and developing compensation programs and also has over 25 years of financial experience. She has regularly attended seminars on matters related to compensation committees and holds the ICD.D designation granted by the ICD.

James Craddock

Is a seasoned upstream executive and director who possesses broad-based technical and operational knowledge with over 30 years of experience. Mr. Craddock was previously the Chair and Chief Executive Officer of Rosetta Resources Inc., from 2013 to 2015 until its merger with Noble Energy Inc., whereupon Mr. Craddock served on Noble’s Board of Directors from 2015 until the company was acquired by Chevron in 2020. Previously, he was the Chief Operating Officer for BPI Industries Inc. and held several positions of increasing responsibility over a 20-year career at Burlington Resources Inc.

Since his appointment to the HRCC, he has attended numerous seminars on matters related to compensation committees.

Myron M. Stadnyk	Has over 35 years of oil and gas experience and is the former President and CEO of ARC Resources Ltd., retiring in 2020. Since his appointment to the HRCC, he has attended numerous seminars on matters related to compensation committees.

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Reserves Committee

Chair	Members	Independence of Members
François Langlois	James Craddock	4 / 4
John Dielwart
Myron Stadnyk

The Reserves Committee is responsible for meeting with the independent engineering firms commissioned to conduct the reserves evaluation on our oil and natural gas assets, and to discuss the results of the evaluation with each of the independent engineers and management. The Reserves Committee meets at least twice annually, or more frequently as circumstances warrant. Specific responsibilities include, but are not limited to, assisting the Board with the following:

Appointment of independent engineers	Procedures and reporting

▪ Review management’s recommendations for the appointment of independent engineers and make recommendations to the Board; and	▪ Review procedures for providing petroleum and natural gas reserves data to the independent engineers; and

▪ Determine the scope of the annual review of the petroleum and natural gas reserves by the independent engineers, ensuring compliance with regulatory requirements.	▪ Review the independent engineering reports and consider the principal assumptions upon which such reports are based.

Review and analysis	Public disclosure

▪ Review the reserves data and report of the independent engineers, including the scope and methodology of the evaluations; and	▪ Ensure the company’s public disclosure of its petroleum and natural gas reserve is completed in compliance with regulatory requirements.

▪ Review any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management).

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OTHER CORPORATE GOVERNANCE PRACTICES

You can find detailed information on some of our other corporate practices and policies on the following pages:

Topic	Page Number
Commitment to Diversity	40
Key Policies	41
Environmental, Social and Governance Matters	43

COMMITMENT TO DIVERSITY

Crescent Point values the beneficial impact diversity and inclusion has on decision-making and leadership within the company. Our People Strategy speaks to our efforts to enhance diversity of skill sets, experiences, gender and individual attributes to ensure a broad range of perspectives are being considered and included in our business practices. This diversity of viewpoints adds to the richness of our culture and helps better inform our corporate direction and strategy.

Crescent Point reinforces its commitment to supporting diversity by being a member of the 30% Club of Canada. Over the past years, the company has achieved strong diversity representation, with 33% of independent directors being female, including the Board Chair. When contemplating additions to the Board, the Board considers the following factors in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board and executive effectiveness.

The Board’s Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, with the option to engage an outside executive search firm to assist with the candidate search. The Diversity Policy also requires the CG&N Committee to consider candidates on merit, using objective criteria, and obliges the CG&N Committee to include diverse candidates in any list of potential individuals being considered for positions on the Board.

Compliance with the Diversity Policy

The CG&N Committee is responsible for monitoring the company’s compliance with its Diversity Policy, including through an annual review and assessment of the effectiveness of the Diversity Policy in promoting a diverse Board. Under the Diversity Policy, the CG&N Committee is also charged with reporting to the Board the annual and cumulative progress towards achieving the objectives of the Diversity Policy. The CG&N Committee is also responsible for measuring the effectiveness of our Diversity Policy including ensuring female candidates are being fairly considered relative to other candidates by, among other things, reviewing the number of women considered or brought forward for both Board and executive officer positions, and assessing the skills, knowledge, experience and character of each respective female candidate.

Policy Regarding the Representation of Women on the Board

Our Diversity Policy outlines the Board’s commitment to an identification and nomination process that seeks out qualified female candidates. Our CEO is a member of the 30% Club of Canada which seeks to achieve better gender balance at the Board and senior management levels, with a focus on building a strong foundation of business leaders committed to meaningful, sustainable gender balance in business leadership.

Our Diversity Policy includes a target that stipulates that at least 30% of the independent members of the Board be women. To measure the effectiveness of this policy, the Committee, among other things:

●	reviews the number of women considered or brought forward for both Board and executive officer positions;

●	considers the skills, knowledge, experience and character of any such women candidates; and

●	ensures that women candidates are fairly considered relative to other candidates.

On an annual basis, the CG&N Committee measures the diversity of the Board and reports to the Board with respect to the company’s annual and cumulative progress in achieving the objectives of the policy.

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Considering the Representation of Women in Executive Positions

Crescent Point is committed to building an inclusive organization that harnesses diverse thinking to innovate and grow. Through our People Strategy, we are transforming our talent programming through an inclusive design lens where diverse points of view and talent are supported. In 2021, we complemented our leadership assessment and development program with talent reviews and succession planning for all executive roles. All succession candidates identified for executive roles are being provided with opportunities for growth and development in support of their development plans. This work is foundational to Crescent Point’s succession planning and has proven essential to ensuring the company continues to promote strong diversity and inclusion across all levels of the business.

As a result of the company’s diversity initiatives, approximately 42% of corporate supervisory roles are now held by women. Similarly, 33% of our Board independent director roles are held by women. The Board has not adopted a fixed target of women in executive positions. Seventeen percent of the company’s executives are women and 14% of officers are women.

KEY POLICIES

Code of Business Conduct and Ethics

An important element of governance is ensuring appropriate policies and procedures are in place to mitigate risk. To this end, we have adopted a Code of Business Conduct and Ethics (the “Code”) for our directors and employees, a copy of which is available on our website. The Code includes detailed market typical provisions covering, among other things: (i) oversight of public disclosure obligations; (ii) worker compliance with laws; (iii) conflicts of interest; (iv) confidentiality of company information; (v) entertainment, gifts and favours; (vi) anti-corruptions and anti-bribery; (vii) competition and anti-trust; (viii) environment and safety; and (ix) disclosure obligations.

The Board monitors compliance with the Code, ensuring its visibility. The Board relies on the integrity of directors, executive officers and employees to comply with the Code. The directors will act where any breach of the Code is brought to their attention. Each director, executive officer and employee must review and sign off annually to confirm they understand the Code and have complied with it. The Board has not granted any waiver of the Code and no material change reports have been filed since the beginning of our most recently completed financial year that pertain to any conduct of a director or executive officer which would constitute a departure from the Code. When considering transactions and agreements in which a director or executive officer has a material interest, independent Board members will review and approve, or an independent committee of the Board will be formally constituted to consider, such transactions. The company’s Corporate Sourcing and Procurement Policy and Procedure also includes detailed policies and procedures to address conflicts or potential conflicts of interest between the company and its suppliers and potential suppliers.

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Respectful Workplace Policy

Crescent Point is committed to providing and maintaining a psychologically healthy and safe workplace that is free of harassment and violence. Workplace harassment and workplace violence of any form will not be tolerated from any person in the workplace. The company’s commitment to a workplace free of harassment and violence is reflected at every level, and the company will not tolerate harassing or violent behaviour against a customer, contractor, consultant or visitor. The Respectful Workplace Policy applies to all directors, officers, employees, contractors and consultants who attend the company’s premises (collectively, “Worker”), and all other locations where activities are conducted. All Workers completed respectful workplace training in 2021, and all new Workers are required to complete this training as part of their onboarding experience.

Whistleblowing Policy

Our Whistleblowing Policy allows employees and consultants to anonymously report concerns regarding financial controls and audit matters, fraud and/or theft, harassment, workplace violence, substance abuse, conflicts of interest, discrimination and safety concerns. The Whistleblowing Policy sets out procedures to address the receipt, retention and treatment of complaints and concerns received, and outlines measures taken to protect the confidentiality and anonymity of any submissions. The Whistleblowing Policy is posted on our website and individuals may report concerns to an independent third party via a toll-free telephone number, website or anonymous email.

Anti-hedging Policy

Our Anti-hedging Policy prohibits our executives and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation, or held directly or indirectly by the executive officer or director.

Disclosure Policy

Crescent Point has established a Disclosure Committee to review and confirm the accuracy of the data and information contained in the documents we use to communicate to the public. The Disclosure Committee oversees and ensures compliance with our Disclosure Policy governing the timely dissemination of all material information. Shareholder communications are undertaken through a variety of means, including through the issuance of press releases, annual and quarterly results, our Annual Information Form, our sustainability report and by providing information via our website, which contains the aforementioned documents and corporate presentations, as well as dividend information and other details considered helpful to investors. The Disclosure Committee conducts a formal review and confirmation process prior to any such disclosure being released, and supplements and supports the review and approval processes completed by the Board and the CG&N Committee. The Disclosure Committee is comprised of senior representatives (including officers) from each of the following departments: accounting; corporate development; engineering and operations (including drilling and completions, ES&S, regulatory and reserves); exploration and geosciences; finance; investor relations; land; legal; and marketing.

Environmental, Health and Safety Policy

The health and safety of our employees, consultants, visitors, the public, as well as the protection of the environment is of the utmost importance to Crescent Point. We endeavour to conduct our operations in a manner that will minimize both adverse environmental effects and consequences or emergency situations by:

●	complying with all applicable government regulations and standards;

●	operating in a manner consistent with industry codes, practices and guidelines;

●	ensuring prompt and effective response and repair to emergency situations and environmental incidents;

●	providing training to ensure compliance with our operations management system;

●	careful planning, good judgment and prudent monitoring of business activities;

●	communicating openly with all stakeholders regarding our activities; and

●	amending our policies and procedures, as may be required from time to time.

Health, safety and environmental protection at Crescent Point is everyone’s responsibility. We are accountable for creating and maintaining a safe workplace, where health and environmental performance has equal value and priority.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Crescent Point is committed to “Bringing Energy To Our World – The Right Way”. This commitment stands as our purpose statement and helps inform decision-making across every aspect of our business. It evokes our dedication to fostering positive outcomes for all our stakeholders and shows our devotion to environmental stewardship. These principles are held throughout the organization and integrated into how we responsibly develop, operate and retire our assets.

In 2021, we continued to reinforce our oversight of environmental, social and corporate governance matters to enhance our performance, strengthen our stakeholder relationships and ensure robust governance mechanisms are in place to manage risk. During the year, we released our third annual Sustainability Report following Sustainability Accounting Standards Board (“SASB”) guidelines as well as updated disclosure with respect to the Task Force on Climate-related Financial Disclosures (“TCFD”). These reports have helped provide further transparency regarding how we approach ESG risks and opportunities and have given our stakeholders greater insight into how we conduct our business.

Our report with respect to TCFD and our governing policies and practices can be found within our third annual Sustainability Report.

ESG Oversight

Our Board is committed to ensuring strong governance practices are in place to effectively manage ESG risks and opportunities. The Board sets the tone for our company and is actively engaged with management to establish targets, monitor performance and provide strategic direction on key ESG matters. While we view ESG performance and disclosure as a responsibility of the Board as a whole, we have also established clear accountabilities at the Committee level to help manage discrete aspects of our ESG performance. Each Committee reports progress updates and recommendations to the Board for consideration on a quarterly basis. Our annual disclosures, as well as our targets and ambitions, are reviewed and approved at the Board level with input from the various Committees, management and company subject-matter experts. To continue our progress, we have also formed an internal ESG Committee which brings together relevant groups and expertise to discuss ESG trends, best practices and opportunities to enhance our performance and disclosure in this regard.

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Prudent Risk Management

Producing the energy the world needs exposes us to certain inherent risks that have the potential to impact our business and our stakeholders. As a company, we firmly believe that managing these risks proactively leads to stronger overall performance and enhanced outcomes for our stakeholders. As such, we thoroughly examine all material issues that could potentially affect our operations to develop risk mitigation strategies and position the company to capitalize on areas of opportunity. In practice, this includes initiatives such as our emission reduction projects, a pilot project to test carbon dioxide sequestration and enhanced oil recovery, and other initiatives to seize opportunities in the transition to a lower carbon economy. These proactive approaches to key risks and opportunities give us greater cost protection and help us capitalize on emerging opportunities. At Crescent Point, our risk management approach is engrained throughout our business strategy and operations.

Safe Operations

At Crescent Point, our greatest responsibility is ensuring the safety and well-being of our employees, contractors and community partners. Our commitment to safe operations, both in the field and office, helps ensure the ongoing health and safety of all our stakeholders. Our approach to safe operations follows our risk management framework and strives to identify potential hazards, develop avoidance strategies to lower the probability of safety incidents occurring and implement protocols to lessen the potential severity of any residual risks. We strongly believe that all tasks can and must be completed safely. Our employees, as well as our contractors, have the right and responsibility to refuse unsafe working conditions and we actively encourage all those involved in our operations to take ownership of their individual safety, and that of their co-workers. To support our safety values, management has promoted safety risk management by having employees complete behaviour-based safety training by focusing on hazard identification, encouraging risk observations and implementing mitigation practices to prevent incidents from occurring and help ensure everyone goes home safe each and every day.

Safety Performance

Our relentless focus on safe operations continues to yield strong results. Our key performance indicators of Lost Time Incident Frequency (“LTIF”) and Serious Incident or Fatality Frequency (“SIF”) demonstrate our track record of continued performance improvement. The continued progress we have achieved is a direct result of our engagement with employees and contractors to convey our expectations around safety and ensure everyone we work with shares our values of promoting a safe and healthy working environment. Our regularly scheduled safety meetings and field operation stand-downs emphasize our commitment to safety and foster a shared sense of ownership for safety performance.

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Stakeholder Engagement

As a company, we understand the importance of being a responsible energy producer and living up to the standards and expectations of our stakeholders. We regularly engage with our stakeholders, seeking input and feedback on how we can improve our operating practices and deliver mutually beneficial outcomes. Our ongoing engagement also helps us overcome challenges and enables us to continue to foster positive relationships and impacts across our stakeholder network.

To determine which ESG-related topics are of highest priority to our stakeholders and our business, Crescent Point conducted an updated materiality assessment in late 2021. Surveys were conducted to garner feedback from various external stakeholder groups including shareholders, communities, regulators, landowners and Indigenous communities. Additionally, a virtual workshop was held with internal stakeholder groups from across the company. Results of the assessment were reviewed by senior leadership and will inform our future ESG-related initiatives and disclosures.

Engaging with Shareholders

Throughout the past year, we worked hard to engage with our shareholders and provide them with greater insight into our business. We enhanced our transparency by issuing our third annual Sustainability Report and updated TCFD disclosures. We also promoted our strong governance practices through an ESG roadshow led by our Board Chair, Ms. Munroe, and Chair of the CG&N Committee, Mr. Craddock. We also increased our shareholder engagement through the timely issuance of press releases addressing our strategy, quarterly performance and our response to market conditions. These outreach initiatives highlight our commitment to engage shareholders in our business and promote our value proposition to current and prospective shareholders.

In 2021, management actively enhanced its engagement with shareholders to gain their feedback and perspectives. We conducted approximately 115 investor meetings, attended 15 conferences, held over 80 meetings with analysts and hosted five conference calls. Through these outreach activities, we gathered valuable feedback from shareholders and fostered greater investor confidence in the outlook of our business.

For additional information such as conference call replays, investor presentations, financial reports, annual information forms, Board mandates, committee charters and shareholder meeting voting results please visit the company’s website. Paper copies are also available upon request.

The Investor Relations team can be contacted directly at 1-855-767-6923, investor@crescentpointenergy.com or by mail at Suite 2000, 585 8 Avenue SW, Calgary, Alberta T2P 1G1.

Engaging with Community Partners

Our community investment program is just one way we create a long-lasting, positive impact in the communities where we operate. Our dedicated funding of education, health, safety and environment, and community infrastructure ensures that our communities thrive. Since inception, Crescent Point has committed over $34 million and countless volunteer hours to various organizations across our operating areas.

2021 Community Investment Highlights:

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Engaging with Indigenous Groups

Crescent Point recognizes the importance of creating long-term, respectful relationships with Indigenous peoples that are built on trust and mutual understanding. We accomplish this through proactive and transparent communication by both our Land and Indigenous Relations employees who actively seek out engagement with Indigenous groups to inform, guide and support our operations.

As a company, we are committed to ensuring that Indigenous perspectives, knowledge and traditions are considered throughout our resource development project stages wherever the company’s operations might potentially affect Indigenous people and/or their traditional lands. The company strives to build positive relationships through meaningful consultation, equitable access to employment and education and ensuring that Indigenous communities benefit from our resource development activities. This includes our commitment to working closely with Indigenous communities to identify business opportunities for Indigenous-owned businesses as well as suppliers and contractors.

In 2021, we enhanced our corporate Indigenous engagement efforts with the addition of dedicated employees and resources to foster strong relationships with the company’s Indigenous partners. We also developed and rolled out company-wide Truth & Reconciliation education and awareness initiatives to build greater understanding of Indigenous history and perspectives. Similarly, we continued our support to create educational opportunities through the company’s targeted Indigenous scholarship program. Currently, we are actively developing a formal corporate Indigenous engagement approach, which we look forward to releasing in our upcoming Sustainability Report.

Engaging with Employees

“Bringing Energy To Our World – The Right Way” means more than just producing energy. It also means harnessing the energy of our workforce to drive innovation and ingenuity in support of continual improvement. Without the passion and expertise of our employees, we would not be able to maximize the potential of our resource base to deliver the responsible energy the world needs.

Throughout 2021, we continued to navigate COVID-19, and worked diligently to ensure the health and safety of our employees across the organization. We developed and implemented a COVID-19 vaccination and testing policy, revised our rapid response protocols in response to asymptomatic and positive cases in the workplace, and provided ongoing support to leaders and employees in the field, and to our corporate employees through multiple transitions from office to remote work. At all times, we continued to ensure the mental health and wellness of our teams in relation to the pandemic, including offerings to encourage stress management, counter isolation, and keep teams connected while working apart. We offered 16 “Tough Enough to Talk About It” workshops for over 250 employees in field operations across Canada and the US, where employees and leaders gained insights into the stigma of mental health issues, focusing on men in the oil industry and trades.

We continued to prioritize employee engagement through open and honest communication to engage employees in dialogue and support feedback and idea sharing within the company. We leveraged technology to increase employee communication and connectivity, maintain our corporate culture and ensure dedicated mental health resources and wellness initiatives were available to employees. Management also worked to enhance our culture that is built on the principles of collaboration, agility, results and ethics to strengthen teams and build upon our success, including recognition of extraordinary employee contributions to our culture through the inaugural CEO Awards program. We are committed to ensuring a psychologically healthy and safe workplace that is free of harassment and violence, and conducted respectful workplace training in 2021 for all directors, officers, employees, contractors and consultants, with 100% completion by all participants.

In 2021, the company conducted two engagement pulse surveys and an onboarding survey for our new Kaybob employees. These surveys focused on leadership, communication, wellness, inclusion and sustainable engagement. We achieved a voluntary participation rate of over 88%, and an industry leading sustainable engagement score of 90.

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As a company, we recognize that the strength of our decision-making lies in considering differing perspectives and experiences. In 2021, we continued to advance our people strategy which outlines our approach to inclusion and diversity and sets out initiatives to promote these values throughout the organization. In support of our commitment to greater diversity and inclusion within the organization, all senior leaders participated in conscious inclusion training, and all new hiring leaders are required to undertake unconscious bias training as part of the recruitment process. We also created a scholarship and diversity program to support attracting top female technical talent to the company.

We continue to advance our leadership development program to nurture future leaders and assist in succession planning for the organization. We engaged in talent reviews and succession planning at the executive level, resulting in succession plans being developed for all executive roles, and provided various leadership training opportunities for our leaders throughout the year.

Engaging with Suppliers and Contractors

At Crescent Point, we take a full cycle view of our operations and understand that strong engagement with suppliers and contractors is essential to our overall success. We have a robust vendor pre-qualification program and Corporate Sourcing and Procurement Policy and Procedure that are designed to provide insight into the operating practices, values and commitments of our suppliers and contractors. To ensure our operations have a positive impact across our value chain, we regularly engage with our suppliers and contractors to understand their perspectives and convey our expectations in relation to safety, inclusion and diversity, and responsible business practices. We believe that this engagement helps align our supply chain to our values and reinforces our commitment to creating lasting benefits.

Through our active outreach with contractors and service companies we have made clear our commitment to safe and responsible operations. We have promoted our proactive approach to risk management and encouraged our suppliers and contractors to join our efforts in identifying hazards, managing potential exposures and uncovering positive safety observations to prevent incidents. Our routine safety stand-downs within our field operations help prioritize safety above all else and drive engagement from those working on our behalf. We do all this because we know our responsibilities extend beyond our own employee base and includes all aspects of our business. Leading by example, we set a high standard of excellence and ensure the continued health and safety of our stakeholders.

Environmental Stewardship

At Crescent Point, we take pride in the way we operate our business. Our pride in purpose extends throughout our development planning and is a guiding principle in our capital allocation. We consider environmental impacts in our decision-making and take steps to avoid, prevent and mitigate the potential impacts that our operations may have on the environment. Our approach to responsible resource development takes into account how our activities will affect the air, land and water, and we take steps to actively manage those impacts across our operations.

Air

One aspect of our environmental performance that is a priority for both the company and its stakeholders is taking action to combat the risks of climate change. In 2021, we took an ambitious step forward in cementing our commitment to reduce greenhouse gases and protect air quality by increasing our targets for carbon intensity and methane emission reductions. Throughout the past year, our teams worked diligently towards these targets to enhance our environmental performance and mitigate carbon compliance costs. The company is on track to meet or exceed its current target for a 50% reduction in emissions intensity and 70% reduction in methane emissions by 2025.

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Land

Crescent Point is committed to reducing its environmental footprint and mitigating the potential impacts of its operations on local ecology. We take into consideration landscape factors from the earliest stages of our development planning and work to include protections for surrounding wildlife and native species in such planning. Our commitment to biodiversity is evident in our approach to resource development and is shared with our community investment partners such as the Calgary Zoo. Over the last 10 years, we have committed $550,000 in funds to support conservation and biodiversity initiatives including the Saskatchewan Species at Risk program, Grade 9 Biodiversity program and the Wildlife Conservation Centre. We help fund these programs because we are committed to protecting the land and wildlife in our operating areas and to fostering greater awareness of the value of natural landscapes.

Similarly, our proactive approach to asset retirement helps ensure local landscapes are returned to their pre-disturbance state. Once our assets have reached the end of their useful life, we develop detailed remediation and reclamation plans to safely decommission our wells and facilities and ensure the continued protection of surrounding communities and wildlife. In 2021, we safely decommissioned more than 500 wells and set ambitious targets to reduce our inactive well inventory by 30% by the year 2031. By taking care of our assets, from initial production to retirement, we ensure we develop our resources the right way.

Water

Water is a key component of our operations throughout the development life cycle of our assets. We use water to drill and complete our wells and to enhance production through our waterflood programs. In doing so, we take a prudent approach to the sourcing, transportation, use, recycling and disposal of the water we use.

Our asset teams are constantly striving to use less freshwater in our operations to mitigate potential impacts to other water users and the natural environment. By lowering our water needs and identifying alternative water sources, we can mitigate our impact on the surrounding environment and lower our costs. Through our efforts to reduce freshwater usage, including the sourcing of water from non-potable saline aquifers and by using produced or recycled water in our operations, we have both lowered our freshwater usage and reduced our heating costs by eliminating the need, in certain areas, to heat well completion tanks in the winter months. We have diminished our surface water withdrawals and delivered greater sustainability to our field operations. As part of our commitment to strong environmental stewardship, we are currently reviewing our water development plans, including those with the new Kaybob Duvernay asset, for enhanced performance measurement practices.

Asset Integrity

Our asset integrity program is a key pillar we use to protect the air, land and water. We recognize that our responsibility to ensure the safe transportation of our products extends beyond our lease lines and we have taken proactive steps to mitigate the risk of spills while also ensuring we are prepared should an incident occur. Our work involves completing detailed analysis of all our valves, tanks, flow lines, pipelines and facility infrastructure and using this analysis to develop risk indicators that guide our approach. By prioritizing our efforts based on risk, we can mitigate both the potential and magnitude of an incident. This approach also better positions us to react in real-time should an incident occur. Through our early investment in remote well monitoring, shut-off valve controls and spill response equipment and technology, we have gained valuable insight into how to improve our operations and have increased the ability of our field teams to assist in developing preventative measures to reduce asset integrity risk.

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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis (“CD&A”) describes our compensation philosophy and plan, governance practices, corporate highlights, scorecard results, and Named Executive Officer (“NEO”) compensation for the year ended December 31, 2021. You can find detailed information on the following pages:

Named Executive Officers

This CD&A describes the executive compensation decisions made by the Board in 2021 for our NEOs who, as at December 31, 2021, were:

Mr. Craig Bryksa, President and Chief Executive Officer

Mr. Ken Lamont, Chief Financial Officer

Mr. Ryan Gritzfeldt, Chief Operating Officer

Mr. Garret Holt, Senior Vice President, Corporate Development

Mr. Mark Eade, Senior Vice President, General Counsel and Corporate Secretary

EXECUTIVE SUMMARY

The HRCC is committed to ensuring executive compensation aligns with performance, business strategy and stakeholder’s interests, including shareholders. Each year, the HRCC reviews, and where necessary revises, the company’s compensation design to ensure the design supports these objectives.

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Compensation Program Improvements

In 2021, the Board approved the following improvements to our compensation plan design:

✓	Formal quarterly review of progress on our corporate scorecard to ensure ongoing alignment between Board and management on execution effort and expected outcomes.
✓	Continued to refine STI and PSU scorecard metrics to include ESG performance, further stretch targets and reflect A&D activities.
✓	Based, in part, on shareholder feedback, the company decided to discontinue granting Stock Options as part of employee and executive compensation effective 2022, in favour of RSUs and PSUs to better align compensation with organizational performance and sustained shareholder value.
✓	Reinstated executive salaries to January 2020 levels that had been previously impacted by 2020 rollbacks; no additional increases were provided.
✓	Enhanced employee evaluation for greater incorporation of “how” annual objectives were achieved to ensure stronger pay for performance and alignment with corporate culture.
✓	Completed comprehensive compensation program review across all employee and executive levels to continue to strengthen pay for performance.

See the ‘2021 Compensation’ section on page 60 of this information circular for more information.

2021 Corporate Strategy and Performance

Throughout 2021, the company continued its focus on returns, disciplined capital allocation and cost saving initiatives to further enhance shareholder value. Highlights of management’s actions include:

✓	Executed accretive acquisition of Kaybob Duvernay assets, enhancing the company’s excess cash flow generation and inventory depth.
✓	Further optimization of the portfolio and sustainability through the disposition of higher-cost, non-core assets.
✓	Strengthened balance sheet by fully repaying $670 million of debt associated with the Kaybob Duvernay acquisition, in addition to reducing total net debt by $144 million during the prior year.
✓	Increased shareholder returns through multiple dividend increases and planned share repurchases.
✓	On track to meet or exceed target to reduce emissions intensity by 50% and inactive wells by 30%.
✓	Talent review and succession planning for all executive roles, including rollout of growth and development opportunities for candidates identified for executive roles.

The following table summarizes the Board’s assessment of management’s achievement under the one and three-year performance periods applicable to the company’s 2021 STIP and 2019 PSU award scorecards, respectively:

2021 STIP Award		2019 PSU Award
Scorecard result: 149%		Scorecard result: 1.58x
●	One-year performance period, ending December 31, 2021.	●	Cliff vested December 31, 2021 after completion of the three-year performance period.

●	Strong financial and operational achievement highlights disciplined decision-making throughout the year.	●	Total Shareholder Return (“TSR”) achievement at 66th percentile relative to the 2019 three-year performance period peer group.

●	Exceptional performance against safety metrics and emissions targets.	●	Outperformance of 2P Funds Flow Organic Recycle Ratio targets.

●	Strengthening of core assets through strategic A&D.	●	Strong execution and performance against Value Creation objectives leading to a 1.75x multiplier.

See the ‘2021 Corporate Performance’ section on page 58 of this information circular for more details.

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2021 Compensation Decisions

In 2021, the Board made decisions designed to motivate, retain and reward the management team while ensuring alignment with stakeholder interests and the company’s business strategy. The following table summarizes the decisions made:

Compensation Element	Decision & Rationale
Salary	Salaries that had been reduced through the 2020 rollback related to the low commodity price environment and the impact of COVID-19 on our business were reinstated to original levels. CEO and other NEOs did not receive any further salary increase beyond this reinstatement.
2021 corporate STIP scorecard	The Board evaluated 2021 corporate performance above target in recognition of the strong leadership shown through the successful execution of the company’s strategy, including further strengthening the balance sheet and increasing shareholder value. The Board has approved the company STI scorecard result of 149% for the 2021 performance year.
STI payment	STI payment was made in accordance with the plan design. There was no Board discretion applied to results for 2021.
2021 long-term incentive (“LTI”) award	2021 LTI awards continued to be granted according to plan design.
2019 PSU scorecard results and payment	The Board approved the payment of vested PSUs based on a 1.58x performance multiplier, which was determined in accordance with the metrics applicable to the PSUs, 50% based on relative TSR performance, 25% 2P Funds Flow Organic Recycle Ratio and 25% on value creation.
2021 executive compensation peer group	Reviewed and revised the executive compensation peer group to align with market cap, revenue and production criteria.

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EXECUTIVE COMPENSATION HIGHLIGHTS

Executive compensation is a key component of our corporate governance practice. The HRCC ensures our executive compensation plan is based on sound decision-making processes and is competitive, pays for performance, drives shareholder value creation and attracts, retains and motivates talent. We remain committed to actively soliciting shareholder feedback on our approach to compensation and ensuring executive compensation design links pay outcomes to the execution of our business strategy.

Our Plan Includes and Incorporates:

Pay for Performance
✓	Pay for performance – 86% of CEO compensation and 78% of other NEO compensation, on average, is performance contingent
✓	Strategically aligned incentive metrics and goals, with embedded ESG metrics
✓	Benchmarking – our compensation and corporate performance is benchmarked to a peer group comprised of size appropriate and industry relevant peers; our peer selection criteria are reviewed on an annual basis
✓	Comprehensive annual compensation review process
✓	Benefits and perquisites are market competitive and represent a small part of compensation

Aligned with Shareholder Interests
✓	Shareholder feedback is proactively sought annually
✓	Officer share ownership requirements
✓	Shareholder approval required for material RSBP or Stock Option Plan amendments
✓	Board discretion over all compensation matters
✓	Independent advice from several external consultants

Adherence to Leading Governance Practice
✓	Clawback policy applies to all executives and all incentive compensation awarded
✓	Anti-hedging policy prohibits hedging share-based compensation
✓	Executive employment agreements aligned with the market norm
✓	Double-trigger provisions applicable in the event of a change of control

Our Plan Does Not Offer:
x	Repricing of Stock Options
x	Non-employee director participation in Stock Option Plan
x	Compensation for dividends on PSUs and RSUs prior to vest
x	Tax gross-ups
x	Excessive perquisites
x	A pension plan

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APPROACH TO EXECUTIVE COMPENSATION

The following section describes our approach to executive compensation including our philosophy, our review process, our approach to market benchmarking, the components of our compensation program and how the Board exercises discretion in compensation matters.

Compensation Philosophy

The foundation of our compensation design is to align pay with performance. Our compensation programs are designed to link executive compensation outcomes with the execution of our business strategy and to align our approach with shareholder interests. To achieve this balance, our compensation plan is designed to meet the following objectives:

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Annual Compensation Review Process

Our annual compensation review process involves our management, the HRCC and external compensation advisors, as needed, with ultimate decision-making resting with the Board. Our annual compensation review process follows these steps:

Establish corporate performance metrics and goals – In the first quarter of each year, management recommends to the HRCC for its review and further recommendation to the Board for approval:

  ●   Corporate STIP scorecard detailing metrics and performance targets for the year;

  ●   CEO goals and objectives for the year; and

  ●   PSU scorecard metrics for the applicable three-year term and relative TSR performance peer group.

Review market competitiveness, plan design, and governance practices – During the second and third quarter, the HRCC:

  ●   Establishes and recommends to the Board for approval an executive compensation peer group used to evaluate the market competitiveness of compensation decisions and outcomes;

  ●   Conducts a market competitiveness review of total compensation; and

  ●   Reviews the compensation plan design and governance practices, taking into consideration shareholder feedback.

Develop recommendations – In the fourth quarter, based on its review, management makes recommendations to the HRCC for consideration. The HRCC approves and makes recommendations to the Board for approval, including:

  ●   Compensation plan design and/or governance changes;

  ●   Changes to annual target compensation, pay mix and/or LTI mix; and

  ●   Testing proposed changes under various scenarios.

Determine compensation – In the fourth quarter, the CEO makes recommendations to the HRCC on each component of officer compensation, considering the officer’s role, experience, performance and peer market data. The HRCC recommends to the Board, the President and CEO and officer compensation decisions, including salary, individual STIP outcomes and annual LTI awards.

Assess corporate performance – On a quarterly basis, management reviews the corporate STIP scorecard with the HRCC to discuss and align on progress to annual goals and expectations. Following the end of each performance year, management analyzes corporate STIP achievement and PSU metric achievement against the approved goals and targets and presents the results to the HRCC for review and recommendation to the Board for approval. In its review, the HRCC:

  ●   Reviews management’s analysis, considers market conditions, and internal and external factors; and

  ●   Approves and recommends to the Board for approval the STIP and PSU achievement multipliers.

Finalize total compensation – The HRCC presents its recommendations to the Board for approval. Final approval rests with the Board, and the Board may apply informed judgment to make adjustments where it deems appropriate as compensation outcomes are finalized.

Management

Management regularly monitors governance and industry trends, conducts market analysis and benchmarking, proposes amendments to compensation plans and practices, sets corporate goals and metrics that align with our corporate strategy, sets and evaluates individual executive goals and makes compensation recommendations to the HRCC for consideration and approval.

Human Resources and Compensation Committee

The HRCC oversees compensation philosophy, policies and practices for all executive and employees, and considers any related risks. It also keeps abreast of industry compensation practices and ensures the company follows sound compensation governance practices, including engaging with shareholders on compensation matters when appropriate. The HRCC acts in an advisory capacity to the Board by reviewing management proposals prior to making recommendations to the Board for approvals relating to CEO and officer compensation, share ownership requirements, equity incentive plan adoption and terms and conditions, and aggregate employee compensation budget. The Board is responsible for CEO performance evaluation, such evaluation is led by the Chair of the Board in conjunction with the Chair of the HRCC. The HRCC oversees and advises the Board on succession planning, approves employment contracts reflecting Board approved terms, reviews share ownership requirements, reviews compensation levels and components, and approves termination settlements, where such settlement payments are in line with the terms of existing employment agreements and the company’s incentive plan terms.

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Board

The Board, based on recommendations from the HRCC, is responsible for approving CEO and officer compensation and approving the compensation philosophy of Crescent Point. The Board also oversees the risks associated with our compensation policies and practices. The Board has final decision-making authority on all compensation matters. The Board is also responsible for regularly monitoring the CEO’s performance against predetermined corporate objectives.

Shareholder Engagement on Executive Compensation

We value the opinion of our shareholders. Each year, we seek feedback from shareholders on executive compensation, strategy and other key corporate governance topics. Through our annual engagement process, which is led by the Board Chair and involves various directors, we targeted shareholders representing, in aggregate, over 25% of Crescent Point’s issued and outstanding shares. We value the insights gained through this process, and feedback from these meetings has been incorporated throughout our compensation and governance practices. We are committed to continuing this annual dialogue with our shareholders.

External Compensation Consultants

The HRCC engages external consultants as needed to provide independent advice. In 2021, the HRCC retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plans and provide feedback on the company’s compensation structure, peer group design and proposed compensation decisions. Also in 2021, management engaged Meridian Compensation Partners, LLC to provide guidance on compensation plan design, executive compensation and PSU peer groups. The company also participated in and used the results of the Mercer Total Compensation Survey, administered by Mercer (Canada) Limited, and utilized Willis Towers Watson related to the execution of our employee pulse surveys in 2021.

A summary of compensation consultant fees paid in 2020 and 2021 is outlined below:

Executive Compensation Related Fees	2020 ($)	2021 ($)
Hugessen Consulting Inc.	64,025	74,863
Meridian Compensation Partners, LLC.	22,861	30,569
All Other Fees
Mercer (Canada) Limited, Willis Towers Watson	17,100	61,440

Benchmarking

We benchmark our compensation and corporate performance against our industry peers. Each year, management and the HRCC analyze the relevant characteristics of our industry peers to identify separate peer groups for benchmarking executive compensation and for evaluating corporate performance. Ultimate peer group approval rests with the Board. The approach the HRCC and management followed to select the 2021 peer groups is outlined below.

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Executive Compensation Peer Group

We review our executive compensation peer group annually and use it to benchmark target compensation, pay mix and plan features to ensure we offer a market competitive pay package for executives. Target compensation is measured against size-appropriate energy industry companies with which we compete for executive talent. The HRCC uses the following systematic and objective approach to establish the executive compensation peer group:

●	Evaluate exploration and production (“E&P”) companies, peers of our current peers and proxy advisor identified peers;

●	Include companies with which we compete for executive talent, which expands the peer group to include some non-E&P companies; and

●	Position Crescent Point around the middle of the peer group in terms of market capitalization, revenue and production. Percentile rankings are included in the chart below (48th, 62nd and 76th percentile, respectively):

Applying this approach to select the peer group resulted in a group that included the following 12 companies. These peers are comparable to the company in size (e.g., market capitalization, revenue and/or production) and includes companies with which we compete for CEO and executive talent. Through this annual process, we added Gibson Energy Corp., Parkland Corp. and PrarieSky Royalty Ltd. to the peer group selected for 2021, as compared to 2020, and removed Cenovus Energy Inc., Inter Pipeline Ltd., Peyto Exploration and Development Corp and Seven Generations Energy Ltd. from the peer group. Cenovus Energy was removed as it no longer met our market capitalization or revenue criteria; Inter Pipeline was removed as it was acquired by Brookfield Infrastructure Partners in late 2021; Peyto was removed as it no longer met our revenue criteria; and Seven Generations was removed because it merged with ARC Resources in 2021.

2021 Executive Compensation Peer Group
ARC Resources Ltd.	Parex Resources Inc.
Baytex Energy Corp.	Parkland Corp.
Enerplus Corp.	PrarieSky Royalty Ltd.
Gibson Energy Inc.	Tourmaline Oil Corp.
Keyera Corp.	Vermilion Energy Inc.
MEG Energy Corp.	Whitecap Resources Inc.

PSU Peer Group

We select a PSU peer group to evaluate our relative TSR performance. In establishing the PSU peer group, the HRCC selects companies whose share price performance is strongly correlated with Crescent Point share price performance. Companies with well-correlated share price movements have prices that react similarly to macro-level capital market events. As a result, TSR performance compared to a well-correlated peer company is more likely to reflect company-specific factors, not broader capital market events. Based on this method, the following criteria were used to select the 2021 PSU peers:

●	Canadian and US exploration and production companies and integrated oil and gas companies;

●	Market capitalization between $0.3 billion and $35.0 billion;

●	Three-year correlation score greater than or equal to 0.50 for Canadian Companies and greater than or equal to 0.65 for US companies; and

●	Minimum 20% liquids weighting.

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This approach results in the selection of a large group of industry peers and minimizes the impact of anomalies. Using this approach, the PSU peer group for our 2021 PSU grants is comprised of 38 Canadian and US exploration and production companies or integrated oil and gas companies, including nine of our 12 executive compensation peers. See ‘Appendix F: PSU Peer Group’ on page 98 of this information circular for a complete list of these peer companies.

Compensation Components

We include a variety of components in the pay mix for our NEOs to meet the objectives of our compensation philosophy.

The following fixed and variable components make up the total compensation package for our NEOs.

Type	Component	Objective	Time frame	Description
Fixed (not at-risk)	Salary	Market competitive fixed compensation for performing day-to-day responsibilities	Ongoing	● Fixed compensation based on role, skills and responsibility ● Benchmarked against peer market data ● Reviewed annually
Variable (at-risk)	STIP	Reward based on annual corporate and individual performance	1 Year	● Annual cash award ● Based on STIP scorecard and individual achievement ● Payout range 0-200% of target
	RSUs	Align compensation with medium-term corporate performance and shareholder interest	3 Years	● Annual grant ● Vest in thirds over three years (ratable vesting) ● May be settled in cash or shares
	PSUs	Align compensation with long-term corporate performance and shareholder interest	3 Years

● Annual grant

● Vests after three years (cliff vesting)

● Realized value is based on common share price at time of vest, accrued dividends and corporate performance over the three-year performance period, measured by the corporate performance multiplier (0-2.0x)

	Stock Options(1)	Align compensation with long-term corporate performance and shareholder interest	Vesting over 4 years Expiry after 7 years

● Annual grant

● Back-end weighted four-year vest schedule, with 20% vesting on the first, second and third anniversaries, and 40% vesting on the fourth anniversary of the grant date

● Expires on the seventh anniversary of the grant date

Other Compensation	Benefits	Market competitive benefits

● Extended health and dental, group life, accidental death and dismemberment, critical illness and disability insurance

● Non-taxable health spending account and taxable personal spending account

● Retirement savings plan of up to 10% of salary (3% plus matching up to 7%)

● Executive medical

● Limited perquisites (e.g., parking)

● We do not have a pension plan

Note:

(1)	Stock Options were discontinued as part of employee and executive compensation effective 2022. Outstanding options under the program will continue to vest based on the terms of the original grants.

Board Discretion

The Board retains discretion over all compensation matters. This includes when to exercise discretion to ensure executive compensation levels are consistent with our compensation philosophy, to properly reflect corporate performance and market conditions and to align with the shareholder experience.

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2021 CORPORATE PERFORMANCE

Corporate Performance

When determining executive compensation levels, the HRCC and Board consider incentive plan achievement levels, the company’s overall performance and the individual performance of each executive.

In 2021, Crescent Point’s management team continued to execute operationally, financially and strategically. These initiatives remained centred around the company’s key pillars of balance sheet strength and sustainability. As a result, Crescent Point was able to successfully enhance its asset portfolio during the year through both a strategic acquisition in the Kaybob Duvernay and the disposition of non-core assets. These transactions further strengthened the company’s excess cash flow generation, depth of high-quality inventory and environmental profile. The company’s capital discipline throughout the year resulted in further debt reduction and enhanced balance sheet strength. With line of sight to reaching its leverage target in 2022, the company accelerated its plan to return capital to shareholders through multiple dividend increases and planned share repurchases.

A detailed summary of our key achievements during the year appears below.

Strategy

●	Enhanced overall financial flexibility through ongoing debt reduction and sustainability, continued portfolio optimization, cost improvements and advanced decline mitigation projects.

●	Executed a highly accretive acquisition of Kaybob Duvernay assets that enhanced excess cash flow generation, depth of high-quality inventory and environmental profile.

●	Completed non-core asset dispositions to further focus and high-grade the portfolio, including the sale of higher cost conventional assets. The disposition also reduced the company’s asset retirement obligations by approximately $220 million, or nearly 25% at the time of closing.

●	Executed a farm-in agreement in the Kaybob Duvernay further bolstering the company’s inventory.

●	Established an initial return of capital framework and an enhanced value proposition for shareholders, including two dividend increases and planned share repurchases to be executed in 2022.

●	Enhanced environmental stewardship by increasing emissions intensity reduction target to 50%, including a 70% reduction in methane emissions by 2025, in addition to a new target to lower inactive well inventory by 30% by 2031.

●	Enhanced 2P reserves, replacing 197% of 2021 production, in part due to the company’s strategic Kaybob Duvernay acquisition.

Balance Sheet Strength and Disciplined Capital Allocation

●	Strengthened balance sheet by fully repaying $670 million of debt associated with the Kaybob Duvernay acquisition, in addition to reducing total net debt by $144 million during the prior year.

●	Disciplined capital allocation, within a returns-based framework, resulting in annual development capital expenditures on budget and significant excess cash flow generation of over $785 million.

●	Renewed credit facilities totaling $2.3 billion and extended maturity to November 2025.

●	Maintained a strong financial position with $2.0 billion of unutilized credit capacity at year-end.

●	Protected against commodity price volatility through active hedging program.

Note: Excess cash flow and net debt are specified financial measures – refer to ‘Specified Financial Measures’ on page 84.

Cost Efficiencies and Sustainability

●	Successfully controlled operating expenses with per boe costs up by only 2%, in comparison to the prior year, while average production increased by 9%. G&A expenses per boe were also successfully mitigated and declined on a year-over-year basis.

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●	Lowered average per well capital costs through internal efficiencies, including new technologies and reduced drilling days. In particular, the company was successful in reducing well costs in its Kaybob Duvernay play by approximately 20% in comparison to initial cost estimates.

●	Reactivated certain higher cost production that was previously shut-in during a lower price environment, demonstrating management’s disciplined focus on returns over volume growth.

●	Maintained a production decline rate of approximately 25%, driven by a disciplined capital allocation program and the continued advancement of decline mitigation programs, including the conversion of approximately 135 net wells to injection wells.

Environment, Social and Governance Performance

●	Continued to enhance ESG performance and disclosure through the release of the company’s annual Sustainability Report and climate risk reporting in line with TCFD guidelines.

●	Included dedicated funding for environmental initiatives within capital allocation framework.

●	Further demonstrated the company’s strong safety culture by achieving low SIF and LTIF rates.

●	Implemented unconscious bias training for all hiring managers and senior leaders and rolled out respectful workplace training.

Stakeholder Engagement

●	Conducted approximately 115 investor meetings, attended 15 conferences, held over 80 meetings with analysts and held five conference calls, discussing various topics including corporate strategy, capital allocation, asset portfolio, financial results and the outlook for the industry.

●	Completed an ESG roadshow led by both the company’s Board Chair, Ms. Munroe, and the Chair of the CG&N Committee, Mr. Craddock. Shareholders owning, in aggregate, over 25% of common shares were targeted as part of the company’s ongoing shareholder outreach.

●	Volunteered more than 900 hours in 2021 to support local organizations and donated approximately $1.4 million to local charitable organizations and community groups.

Indigenous Engagement

●	Developed and rolled out company-wide Truth & Reconciliation education and awareness initiatives to build greater understanding of Indigenous history and perspectives.

●	Supported educational opportunities through the company’s targeted Indigenous scholarship program.

Employee Engagement

●	Continued strong sustainable employee engagement, with a leading score of 90%.

●	Implemented inaugural CEO Awards program, recognizing outstanding contributions to Crescent Point’s culture.

●	Completed a robust executive succession planning process.

By delivering a year of success built on the foregoing achievements, the management team demonstrated its resilience and agility, and positioned the company for further success.

See the ‘Short-Term Incentive Plan’ and ‘Long-Term Incentives’ sections on pages 60 and 63 of this information circular for 2021 scorecard metrics and evaluation.

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2021 COMPENSATION

The HRCC and Board are committed to ensuring our compensation programs fully align with our pay for performance philosophy. We achieve this by having our total target compensation reflect our business strategy, and deliver rewards based on corporate performance and shareholder experience. In 2021, the HRCC and Board continued to enhance our executive compensation practices by strengthening the alignment between corporate performance and pay. The following sections describe the executive compensation decisions approved by the Board during 2021.

Total Direct Compensation

The HRCC benchmarks each element of NEO pay, total direct compensation and pay mix against the executive compensation peer group. Pay at-risk makes up 86% of CEO pay, and 78% of NEO pay on average (excluding one-time payments relating to Mr. Holt’s hire, as disclosed within the ‘Summary Compensation Table’ on page 74). Our pay for performance philosophy ensures a significant portion of pay is linked to corporate, individual and share price performance.

Salary

Salaries are reviewed annually, and any changes are determined considering the executive’s role, responsibilities, experience, performance and peer market data. Effective in the second quarter of 2020, the Board approved a salary reduction of 15% for the CEO and 10% for all other executives for the remainder of the 2020 year. Effective January 1, 2021, salaries for all executives were reinstated to previously approved January 1, 2020 levels. No salary increases beyond the reinstatement were approved in 2021.

Short-Term Incentive Plan

The STIP is an annual cash award designed to motivate and reward employees for achieving strategically aligned metrics and goals set early in the year. In 2021, the Board continued to support the changes implemented in 2020 that included the introduction of robust ESG metrics, realignment of targets to market practice and a transparent STIP formula.

Key Features

●	Target opportunity is set to target the 50th percentile of the executive compensation peer group;

●	Two components: corporate and individual, each evaluated between 0 - 200% of target;

●	Corporate performance is measured against threshold, target and maximum performance goals; and

●	Corporate weighting is increased with level of position.

The STIP target, payout range and weightings for the CEO and other NEOs are as follows:

	STIP Target	Range of	Weighting
Executive	(% of Salary)	Opportunity	Corporate	Individual
Craig Bryksa	125%		80%	20%
Ken Lamont	100%	0 - 200% of target	70%	30%
Ryan Gritzfeldt	100%		70%	30%
Garret Holt	80%		70%	30%
Mark Eade	80%		70%	30%

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STIP Process

The HRCC, Board and management complete an annual goal setting process where goals are aligned with the achievement of the corporate strategy for the year. Individual objectives, in support of corporate goals, are also set at the beginning of the year. Management reviews progress towards goals quarterly with the HRCC and Board. At the end of the year, the HRCC and management review Crescent Point’s performance against the predetermined goals to determine annual corporate and individual performance. The HRCC then recommends final achievement results to the Board for approval.

STIP Scorecard

The STIP scorecard is designed to evaluate annual corporate performance against the achievement of a combination of financial, operational, health & safety, environment, stakeholder relations, people and culture, and strategy goals. Each quantitative goal has a threshold, target and maximum performance result metric identified at the beginning of the annual performance period. Achievement must be above threshold to trigger payout for each goal.

The STIP scorecard provides a 0 - 200% range of evaluation. The 2021 STIP scorecard includes stretch targets reflecting the strategic impacts arising from the Kaybob Duvernay acquisition and subsequent adjustments related to the disposition of non-core assets.

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Highlights of the 2021 STIP scorecard design include:

✓	Continued significant weighting of financial and operational goals at 55%.

✓	Continued significant weighting of ESG goals at 30% with the inclusion of Health & Safety (10%), Environment (10%) and Stakeholder Relations, People and Culture (10%).

✓	Addition of quantitative metrics for People, Culture and Stakeholder Relations goals to enhance our continued focus on fostering positive relationships and engagement with Indigenous peoples and our various stakeholders, including shareholders, employees, lenders, government and regulatory bodies, suppliers and contractors, and the communities in which we operate.

✓	Continued strategic measures to support the execution of short-term strategic initiatives, including the development and advancement of our portfolio strategy.

STIP Achievement

The Board determined that the company’s 2021 corporate performance was above target, approving a corporate achievement multiplier of 149% based on the 2021 corporate scorecard metrics. The following table outlines the 2021 STIP scorecard and final achievements, as approved by the Board.

STIP Category	Weight	Threshold (50%)		Target (100%)		Maximum (200%)		Result	Payout Level
Financial & Operational	55.0%								68.7%
Operating and G&A Costs	10.0%	$719.0		$703.0		$683.0		$691.6	14.8%
Production	10.0%	128,000		130,000		133,000		132,683	18.1%
CAPEX (excluding land and G&A)	10.0%	$625.0		$600.0		$575.0		$612.9	7.4%
Deleverage balance sheet	15.0%	1.22	x	1.16	x	1.06	x	1.16	15.0%
Reserves Capital Efficiency
–NAVPS (SAL Dec. 31/21 Price Deck)(1)	5.0%	$15.36		$16.46		$17.29		$15.75	3.4%
TPP WF/EOR F&D (excl.CO2 capex)(2)	5.0%	$6.25		$4.50		$2.75		$2.43	10.0%
Environmental, Social and Governance	30.0%								50.6%
Environment	10.0%								14.0%
Reduce spill count, >5m3	2.5%	33		29		22		27	2.9%
Reduce total volume of reportable spills (m3)	2.5%	1,043		907		680		880	2.7%
CO2 equivalent emissions intensity	2.5%	5.0%		10.0%		15.0%		16.0%	5.0%
Leak potential/mitigation	2.5%	50.0%		60.0%		75.0%		69.0%	3.4%
Health & Safety	10.0%								17.6%
SIF (Serious Incident or Fatality Frequency)	2.0%	0.25		0.22		0.16		0.10	4.0%
LTIF (Lost Time Incident Frequency	2.0%	0.14		0.12		0.09		0.08	4.0%
Incident investigations & remediation	2.0%	85.0%		90.0%		100.0%		98.5%	3.4%
Motor vehicle incidents	2.0%	0.31		0.27		0.20		0.26	2.2%
Safety observations & frequency increases	2.0%	10.0%		15.0%		20.0%		127.0%	4.0%
People, Culture and Stakeholder Relations	10.0%							Target	19.0%
Assessment of management’s active role in driving business results and progressing the strategy through the fostering of positive relationships and engagement with investors, leaders, suppliers, community stakeholders and employees.
Strategic	15.0%								30.0%
Assessment of management’s role in the execution of short-term strategic initiatives and navigating the pandemic.
STIP achievement level									149.3%

Notes:

(1)	NAVPS is Net Asset Value Per Share.
(2)	TPP WF/EOR F&D is the Total Proved and Probable Waterflood and Enhanced Oil Recovery Finding and Development cost. Specified financial measure - refer to Specified Financial Measures.

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Crescent Point’s 2021 Operating and G&A Cost achievement reflects our success in controlling operating expenses through realizing ongoing operational efficiencies and the addition of the new low cost Kaybob Duvernay play. Our exceptional TPP WF/EOR F&D achievement in 2021 reflects the company’s continued advancement of decline mitigation programs combined with our ability to add low cost reserves. Our strategic A&D activities along with our disciplined capital allocation throughout 2021 increased our excess cash flow and contributed significantly to the deleveraging of our balance sheet.

A key highlight of Crescent Point’s 2021 STIP achievement was our exceptional safety record. We achieved a six-year low SIF rate at 0.10, conducted a safety outreach program with all our contractors, and aligned safety expectations and accountabilities throughout our operations workforce. Targets for SIF, LTIF and vehicle incidents represent the three-year average performance with threshold positioned 15% over target, and maximum positioned 25% under target.

All the quantifiable and measurable goals in the People, Culture and Stakeholder Relations category achieved between target and maximum results, reflecting our strong commitment and focus in these areas. Measurable priorities in 2021 include building and strengthening relationships with key shareholders, diversity, inclusion and respectful workplace training, performance related to employee engagement and succession planning for executive roles and critical senior leaders. Our strong corporate performance reflects our disciplined execution of our short-term strategic initiatives, including the transformative Kaybob Duvernay acquisition and key dispositions that enhanced our balance sheet strength and sustainability, allowing for an increased return of capital to shareholders.

Strategic initiatives include: improved balance sheet strength, successful execution of strategic A&D activities, increased return of capital to shareholders and implementation and execution of key ESG policies and targets. For further details on our performance through 2021, please refer to the ‘2021 Corporate Performance’ section on page 58 of this information circular.

Long-term Incentives

Our LTI program is designed to align the interests of our executive team with shareholder interests. The combination of the LTI plan types we have adopted balance long-term performance evaluation, and relative and absolute share price performance. Our LTI program consists of three share-based compensation components: PSUs, RSUs and Stock Options. The LTI award value for each NEO is established considering the officer’s role, experience, performance, peer market data and internal equity. For years prior to and including 2021, the LTI award value has been split between the three components based on the company’s desired LTI mix for each NEO, which mix is reviewed annually. Based on shareholder feedback, Crescent Point has made the decision to discontinue granting new options as part of employee and executive compensation effective 2022. Outstanding options will continue to vest based on their original grant terms.

The following table summarizes the types of LTI we provide to our NEOs and key features of each plan.

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	Performance Share Units	Restricted Share Units(1)	Stock Options(2)
Purpose	Align compensation with long-term corporate performance and shareholder interest	Align compensation with medium-term corporate performance and shareholder interest	Align compensation with long-term corporate performance and shareholder interest
LTI mix	50%	40%	10%
Grant frequency	Annual, beginning of 3-year performance period	Annual, end of first quarter	Annual, end of first quarter
Grant methodology	Award value divided by five-day VWAP at time of grant	Award value divided by five-day VWAP at time of grant	Award value divided by fair market value at time of grant
Term	3 years	3 years	7 years
Dividends	Paid in cash following vest	Paid in cash following vest	No adjustment to exercise price
Vesting	3-year cliff 100%	3-year ratable 1/3 each year	4-year ratable, backend weighted 20%/20%/20%/40%
Payout	Cash	Cash or Shares at discretion of the Board	Cash or Shares at participant discretion
Vest price	Five-day VWAP at time of vest	Five-day VWAP or share price at time of vest	Difference between share price at time of exercise and strike price
Share reserve(3)	None	12,924,280	9,844,131
Change of control	Outstanding PSUs, RSUs and Options vest in the event of a double-trigger change of control

Notes:

(1)	Employees below director level are eligible for a cash-settled LTI plan.
(2)	Our Stock Option Plan allows for net settlement, where shares are only issued to cover the proceeds, thereby minimizing the impact of the plan on dilution. Stock Options were discontinued as part of employee and executive compensation effective 2022.
(3)	The RSU and Stock Option reserve balances reflect the common shares reserved for issuance under the plans as at December 31, 2021.

Long-term Incentive Grant Cycle

Our annual LTI awards follow a structured cadence whereby the vesting of past awards coincides with the grant of the new awards. The symmetry between the grant and vest practices for each share-based compensation component ensures the grant and vest market prices are aligned. PSUs are granted at the beginning of the three-year performance period. RSUs and Options are granted following the end of the first quarter. Previous grants are taken into account when considering new grants.

For more information on the LTI components see ‘Appendix C: Restricted Share Bonus Plan’ on page 90, ‘Appendix D: Stock Option Plan’ on page 93 and ‘Appendix E: Performance Share Unit Plan’ on page 96 of this information circular.

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Performance Share Units

PSUs align pay with corporate performance over the long term. The performance metrics and relative TSR peer group for each PSU grant are approved by the Board at the beginning of the performance period. PSUs vest at the end of the three-year performance period.

The following table summarizes the PSU scorecards for the past three years of PSU grants:

	Grant year
Metric	2019	2020	2021
Relative TSR	50%	50%	50%
2P Funds Flow Organic Recycle Ratio(1)	25%	25%	20%
Strategic and Portfolio/Value Creation	25%	25%	30%

Note:

(1)	In May 2021, the Board approved changing this metric from 2P Funds Flow Recycle Ratio to 2P Funds Flow Organic Recycle Ratio to ensure the metric included measures on the efficiency of our capital program and profitability of our assets.

The Strategic and Portfolio metric was updated to Value Creation in 2021. Value creation measures the execution of strategy and advancement of the company’s long-term value proposition. Weighting under this metric was increased from 25% to 30% in 2021 to further emphasize the focus on strategic value creation.

For PSUs granted in 2021, the performance metrics and levels are:

PSU Metrics with 3-year Performance Period	Weight	Threshold		Target		Max
Total Shareholder Return relative to PSU peer group (Relative TSR)(1)	50%	P25		P50		P75
● Relative TSR is a measure of the performance of our share price, with dividends, in relation to our peers over the three-year period
2P Funds Flow Organic Recycle Ratio	20%	1.0	x	1.2	x	1.9	x
● Measures efficiency of our capital program and profitability of our assets
Value Creation	30%
● Measures value creation achieved over the three-year performance period

Note:

(1)	Refer to the ‘PSU Peer Group’ section on page 56 of this information circular for our approach to selecting 2021 relative TSR performance peers for percentile rank evaluation. A list of our 2021 PSU performance peers can be found in ‘Appendix F: PSU Peer Group’ on page 98 of this information circular.

When PSUs vest, a payout multiplier between zero to two times is applied, depending on the level of achievement. The PSU payout multiplier ensures meaningful participation in the upside when performance is superior and below target to zero value if the company underperforms over the three-year performance period.

2P Funds Flow Organic Recycle Ratio measures the efficiency of our capital program and profitability of our assets. It is calculated as adjusted funds flow netback divided by Organic Finding and Development (“Organic F&D”) costs. Organic F&D is intended to measure our ability to add reserves prior to A&D activity and the impact of benchmark pricing revisions.

Additional information for 2P Funds Flow Organic Recycle Ratio and adjusted funds flow netback per boe can be found in the ‘Specified Financial Measures’ on page 84 of this information circular.

Value creation metrics evaluate management’s performance in advancing the company’s long-term value proposition. 2021 PSU initiatives are centred around our strategic pillars of balance sheet strength and sustainability. Achievement will be evaluated against long-term objectives related to Shareholder Value Creation and Returns, People and Culture, Safety and Environment, and Portfolio.

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PSU Achievement

The Board evaluated and approved a 1.58x payout multiple based on the following achievement for the three-year performance period for the PSUs vested on December 31, 2021.

PSU Metric	Weight	Achievement(1)	Weighted Payout Multiple
Relative TSR(2)	50%	P66	0.82
2P Funds Flow Organic Recycle Ratio	25%	1.29	0.32
Strategic and Portfolio	25%	1.75	0.44
Aggregate Payout Multiple			1.58

Notes:

(1)	Metric result: Relative TSR: 66th percentile.
(2)	The TSR is calculated for the three-years ending December 31, 2021.

The value of vested PSUs is calculated using the following formula:

Restricted Share Units

RSUs enhance executive and shareholder alignment over time, provide retention value in a volatile commodity price environment and create an ownership culture where management acts and thinks like shareholders. RSUs are full value notional grants of units that track the common share price and dividends over the vesting period. RSUs vest in thirds over three years.

Stock Options

Stock Options reward executives for absolute share price growth. Our Stock Options have a ratable vest profile that is longer than most plans with back-end weighting in the fourth year, ensuring that Stock Options reward long-term and sustained share price improvement. Stock Options expire seven years from the date of grant.

Following extensive review and shareholder consultation, Stock Options were discontinued as a part of employee and executive compensation effective 2022.

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2021 NEO COMPENSATION

CEO Achievements

The Board’s assessment of 2021 CEO performance (based, in part, on previously set goals and objectives) was that Mr. Bryksa performed exceptionally well and was awarded a 2021 individual achievement amount reflective of performance at the higher end of his STIP range. As the pandemic continued to disrupt operations and the work environment, his disciplined and thoughtful leadership allowed the team to transition the Kaybob Duvernay assets into the portfolio while reducing costs, sell non-core assets that simplified the portfolio, pay down debt, realign a sustainable dividend policy and have one of the safest years in Crescent Point’s history.

CEO Key Achievements:

Drove strategy execution supported by strong ESG focus:

●	Strengthened the balance sheet and rapidly paid down debt.

●	Advanced ESG, including upward revisions to emissions intensity target and added asset retirement obligation commitments.

●	Continued to align the portfolio with the Kaybob Duvernay acquisition and farm-in and southeast Saskatchewan disposition which improved inventory, resulting in focused attention on assets which capitalized on the company’s core technical strengths.

●	Demonstrated operational excellence and continuous improvement, leading to higher than anticipated cost reductions with the recently acquired Kaybob Duvernay assets.

●	Maintained strong focus on talent and culture through rigorous talent review and succession planning, leadership development and technical training.

●	Introduced the CEO Awards program to recognize outstanding contributions to the company’s culture, and heightened employee communication as the company continued to navigate through the pandemic resulting in highly sustainable employee engagement survey results.

Achieved outstanding health and safety results:

●	Achieved the best year in company history for safety, with SIF at 0.10, which was achieved through an implemented safety outreach program with all our contractors to align safety expectations and accountability throughout our operations workforce.

Strong engagement with critical stakeholders:

●	Provided clear, consistent and regular communication with our employees, communities, contractors, vendors, lenders and core shareholders to understand their needs and expectations.

●	Announced multiple dividend increases as well as an active share repurchase program to be executed in 2022.

●	Advanced corporate Indigenous engagement programs, community involvement and outreach to better support the communities in which we operate.

Continued to advance the company’s long-term strategy as the energy transition takes shape throughout the sector:

●	With input from the Board and feedback from shareholders, continued to refine the strategic framework to ensure the company is ready to execute on opportunities that arise from the energy transition, given our significant financial flexibility and liquidity.

●	Developed and implemented a digital strategy to support the digital transformation occurring in the energy sector.

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CEO Awarded Compensation

When making compensation decisions, the Board considers compensation award value compared to TSR performance and executive compensation peer companies. The below graph compares Crescent Point’s CEO three-year average awarded compensation for 2019, 2020 and 2021 with our peers’ CEO average three-year awarded compensation reported for 2018, 2019 and 2020. Awarded compensation includes the value of salary and STIP awarded for the year, plus the value of long-term incentives granted in the year. Crescent Point’s positioning illustrates alignment between CEO awarded pay and TSR performance over the past three years.

The Board is committed to maintaining a strong link between executive compensation and corporate performance. Looking back on compensation outcomes compared to TSR performance and executive compensation peer companies is one way the Board reviews the effectiveness of its compensation decisions. Due to the significant impact share price has on realized compensation, the graph below compares Crescent Point’s CEO three-year average realized compensation with our peers’ CEO three-year average realized compensation over the same period of 2018, 2019 and 2020. Realized compensation includes the value of salary and STIP awarded for the year, plus the value of long-term incentives vested in the year.

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Executive Biographies

The following biographies provide an overview of each Named Executive Officer’s (“NEO’s”) role, responsibilities, 2021 total compensation, comparison to 2020 total compensation, compensation at-risk and share ownership.

CRAIG BRYKSA		PRESIDENT AND CHIEF EXECUTIVE OFFICER
	President & CEO since: May 29, 2018 With Crescent Point since: 2006	Mr. Bryksa is responsible for Crescent Point’s overall leadership, vision and purpose, and in conjunction with our Board, develops the company’s strategic initiatives and business plan. His role includes overall accountability for operating our business, managing risk and creating long-term sustainable value for our shareholders.
Key Achievements:

● Drove strategy execution supported by strong ESG focus

● Achieved outstanding health and safety results

● Strong engagement with critical stakeholders

● Continued to advance the company’s long-term strategy as the energy transition takes shape throughout the sector

		Meets ownership requirement:(1)	Yes

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KEN LAMONT		CHIEF FINANCIAL OFFICER
Chief Financial Officer since: January 1, 2016 With Crescent Point since: 2005

Mr. Lamont is responsible for all aspects of Crescent Point’s finances as they relate to accounting, financial reporting, treasury, tax, risk management, supply chain, human resources, investor relations, ESG and stakeholder relations. Mr. Lamont also plays a central part in supporting the company’s business strategies, including its acquisition and divestiture activities.

		Meets ownership requirement:(1)	Yes

RYAN GRITZFELDT	CHIEF OPERATING OFFICER
Chief Operating Officer since: June 19, 2018 With Crescent Point since: 2004

Mr. Gritzfeldt is responsible for Crescent Point’s production and development activities across our asset base. His focus is on creating shareholder value through innovative development of the company’s assets in a safe and capital-efficient manner. Mr. Gritzfeldt is also responsible for marketing, reservoir engineering, reserves and our environmental, health and safety programs.

	Meets ownership requirement:(1)	Yes

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GARRET HOLT	SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
	Senior Vice President, Corporate Development since: September 30, 2019 With Crescent Point since: 2019	Mr. Holt is responsible for leading strategy, portfolio management and corporate development, including geology, land and joint venture functions.
		Meets ownership requirement:(1)	Yes

MARK EADE	SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
	Senior Vice President, General Counsel and Corporate Secretary since: September 1, 2015 With Crescent Point since: 2015	Mr. Eade is responsible for the organization’s corporate governance, securities and legal functions. Mr. Eade also acts as Corporate Secretary for the organization.
		Meets ownership requirement:(1)	Yes

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Notes:

(1)	All NEOs meet or exceed their ownership requirements as of December 31, 2021. See the ‘Executive Ownership Requirements’ section on page 76 of this information circular for details.
(2)	Compensation value reflects salary and STIP earned in the year, share-based and options award value granted in the year and all other compensation. See the ‘Summary Compensation Table’ on page 74 of this information circular for further details.
(3)	All other compensation within Mr. Holt’s pay-at-risk chart excludes a $200,000 payment in 2021 related to his foregone compensation from income tax impacts in relocating from the US.
(4)	Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $200,000 payment in 2021 and a $200,000 payment in 2020 related to his foregone compensation from income tax impacts in relocating from the US. The 2021 payment represent the last payment of this type for Mr. Holt is eligible for related to his hire.

Cost of Management

The cost of management ratio expresses the total compensation paid or awarded to our NEOs as a percentage of Crescent Point’s cash flow from operations as indicated in the following table. Cost of management lowered in 2021 due to higher cash flow from operations.

Cash flow from operations has fluctuated for the years 2019 through 2021, primarily due to changes in the Canadian dollar WTI benchmark prices and corporate oil price differentials, numerous property acquisitions and dispositions and the company’s drilling program.

	2019	2020	2021
Total NEO compensation(1)(2)	11.2	11.0	12.3
Cash flow from operations(2)	1,742.9	860.5	1,495.8
Cost of management ratio	0.64%	1.28%	0.82%

Notes:

(1)	Total NEO compensation for the top five most highly paid executive as set forth in the information circular for that year.
(2)	In $ millions.

Common Share Performance

Crescent Point’s common shares significantly outperformed key benchmarks in 2021. For the year ended December 31, 2021, Crescent Point’s TSR was +128%, which compared favourably to the S&P/TSX Capped Energy Index (+85%), the S&P/TSX Equal Weight Oil & Gas Index (+65%) and the S&P/TSX Composite Index (+25%). During the same period, West Texas Intermediate (“WTI”) benchmark pricing increased 59%.

Crescent Point’s outperformance in 2021 was attributable to a combination of company specific initiatives, all of which centred around its key pillars of balance sheet strength and sustainability. This included such highlights as the company’s strategic acquisition of Kaybob Duvernay assets, a disciplined capital allocation program resulting in additional balance sheet strength and increasing its total return of capital to shareholders. For further detail on these and other corporate achievements, please refer to the ‘2021 Corporate Performance’ section on page 58 of this information circular.

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Five-year Common Share Performance and Trend in Executive Compensation

The following graph illustrates changes in total shareholder return from December 31, 2016 to December 31, 2021, assuming an initial $100 investment in common shares on December 31, 2016, with all dividends reinvested, compared to the S&P/TSX Capped Energy Index, Composite Index, Equal Weight Oil & Gas Index, and Oil and Gas E&P Index. The five-year trend in NEO total compensation reflects the new management team appointed in 2018, illustrates the compensation realignment resulting from the improvements made to our compensation plan design in recent years and correlates with the movements in shareholder returns over the period.

Note:

(1)	Mr. Bryksa was promoted to interim President and CEO on May 29, 2018 and was appointed President and CEO on September 5, 2018.

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EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table provides a summary of compensation paid to our NEOs for the years ended December 31, 2021, 2020 and 2019.

					Non- equity incentive plan compensation
Name and Position	Year	Salary(1) ($)	Share-based awards(2) ($)	Stock Option-based awards(3) ($)	Annual incentive plans(4) ($)	Long- term incentive plans ($)	Pension value ($)(5)	All other compensation(6) ($)	Total Compensation ($)
Craig Bryksa	2021	500,000	2,276,035	250,000	970,000	—	—	78,072	4,074,107
President and	2020	450,000	2,232,700	249,973	523,125	—	—	51,020	3,506,818
Chief Executive Officer	2019	477,000	2,335,901	249,999	523,125	—	—	14,185	3,600,210

Ken Lamont	2021	400,000	1,092,497	120,000	627,200	—	—	88,639	2,328,336
Chief Financial Officer	2020	373,333	1,071,693	119,987	417,330	—	—	57,348	2,039,691
	2019	371,000	1,167,945	124,999	406,875	—	—	77,328	2,148,147

Ryan Gritzfeldt	2021	390,000	1,092,497	120,000	599,820	—	—	55,205	2,257,522
Chief Operating Officer	2020	364,000	1,027,039	114,987	412,750	—	—	40,858	1,959,634
	2019	371,000	1,121,225	119,999	390,600	—	—	14,481	2,017,305

Garret Holt(7)	2021	360,000	796,612	87,498	399,740	—	—	255,185	1,899,035
Senior Vice President,	2020	336,000	781,444	87,490	312,015	—	—	239,491	1,756,440
Corporate Development	2019	87,430	1,040,485	87,000	76,706	—	—	369,274	1,660,895

Mark Eade	2021	360,000	842,133	92,499	404,060	—	—	62,631	1,761,323
Senior Vice President, General	2020	336,000	826,098	92,490	312,015	—	—	49,232	1,615,835
Counsel and Corporate Secretary	2019	323,300	840,918	90,000	312,015	—	—	19,454	1,585,687

Notes:

(1)	Amounts reflect salary in 2021 and 2020 and salary plus savings for 2019. Salaries were rolled back for executives in Q2 2020, which salaries were reinstated for the 2021 year, effective January 1, 2021.

(2)	Amounts reflect the grant date fair value of the share-based compensation, computed in accordance with IFRS 2. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Grant date fair value of PSUs has been calculated based on the closing price of shares on the grant date; grant date fair value of RSUs granted in 2021 and 2020 is calculated as the five-day VWAP for the trading days preceding the grants; grant date fair value for RSUs granted in 2019 is the VWAP on the grant date. See the ‘Approach to Executive Compensation’ section on page 53 of this information circular for more information.

(3)	Amounts reflect the grant date fair value, computed using the Black-Scholes pricing model and in accordance with IFRS 2.

(4)	Amounts reflect STI amounts earned for the financial year, payable in the year following the performance year. For further details refer to ‘Short-Term Incentive Plan’ section on page 60.

(5)	Crescent Point does not have a pension plan.

(6)	All other compensation includes savings, benefits, perquisites and unused vacation payout. 2019 amounts exclude savings as it was captured within salary for the year.

(7)	Mr. Holt was hired on September 30, 2019 as the Senior Vice President, Corporate Development. Mr. Holt’s all other compensation reflects a $200,000 payment in 2021, $200,000 payment in 2020 and $100,000 payment in 2019 related to consideration of foregone compensation from income tax impacts in relocating from the US. Mr. Holt’s 2019 compensation also reflects a $250,000 payment related to his signing bonus and a $15,000 related to his relocation and transition from the US. The 2021 payment represents the last payment of this type that Mr. Holt will be eligible for related to his hire.

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Incentive Plan Awards – Value Vested or Earned During the Year

The Stock Option-based award value vested and share-based award value vested during the year reflects all Stock Options, PSUs and RSUs that vested in 2021 and are valued at the vest date value. The non-equity incentive plan compensation value earned in the year reflects the STIP component.

Name	Stock Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) (3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)
Craig Bryksa	550,593	5,969,715	970,000
Ken Lamont	265,584	2,982,922	627,200
Ryan Gritzfeldt	254,573	2,859,596	599,820
Garret Holt	172,648	1,628,240	399,740
Mark Eade	203,069	2,166,113	404,060

Notes:

(1)	Value of vested options represents the difference between the closing price of Crescent Point common shares on the date of vesting less the option exercise price.

(2)	Value of vested RSUs represents price of the shares underlying the RSU awards at the time of release on the vesting date. Value of vested PSUs represents the five-day VWAP for the trading days following the vest, multiplied by the applicable performance factor of 1.58x.

(3)	Under the PSU and RSBP plan, while a PSU or RSU is outstanding, an amount accrues in respect of the PSU or RSU equal to the aggregate amount paid by Crescent Point in dividends on common shares during the period. This amount is paid out in cash at the time of vest and is included in the amounts under ‘Share-based awards – Value vested during the year’.

(4)	Represents amount earned during the year, even if paid following the end of the financial year.

Outstanding Share-based Awards and Stock Option-based Awards

The future estimated payouts pursuant to outstanding awards issued under our Stock Option Plan, PSU Plan and RSBP as at December 31, 2021, for each of the NEOs is noted in the table below.

	Stock Option-based awards				Share-based awards
Name	Number of securities underlying unexercised Stock Options (#)	Stock Option exercise price(1) ($)	Stock Option expiration date	Value of unexercised in-the-money Stock Options(2) ($)	Number of shares or units of shares that have not vested(3) (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed(5) ($)
Craig Bryksa	131,250	10.06	Jan 8, 2025	—
	74,258	9.66	Jul 2, 2025	—
	187,969	3.97	Mar 11, 2026	516,915	1,215,761	8,523,912	4,859,217
	555,555	1.09	Mar 31, 2027	3,127,775
	96,525	5.24	Mar 30, 2028	142,857
Ken Lamont	182,500	10.06	Jan 8, 2025	—
	93,984	3.97	Mar 11, 2026	258,456
	266,666	1.09	Mar 31, 2027	1,501,330	584,286	4,096,381	2,429,602
	46,332	5.24	Mar 30, 2028	68,571
Ryan Gritzfeldt	162,500	10.06	Jan 8, 2025	—
	90,225	3.97	Mar 11, 2026	248,119
	255,555	1.09	Mar 31, 2027	1,438,775	571,325	4,004,898	2,332,414
	46,332	5.24	Mar 30, 2028	68,571
Garret Holt	42,233	5.66	Sep 30, 2026	44,767
	194,444	1.09	Mar 31, 2027	1,094,720	423,325	2,968,277	1,273,324
	33,783	5.24	Mar 30, 2028	49,999
Mark Eade	125,000	10.06	Jan 8, 2025	—
	67,669	3.97	Mar 11, 2026	186,090
	205,555	1.09	Mar 31, 2027	1,157,275	449,468	3,151,374	1,749,307
	35,714	5.24	Mar 30, 2028	52,857

Notes:

(1)	Exercise price of options is the closing price of shares on the trading date preceding the grant date.

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(2)	Value of unexercised options reflects the difference between the one-day VWAP on December 31, 2021 ($6.72), less the option exercise price.

(3)	Represents the number of outstanding PSU and RSU awards that have not vested as at December 31, 2021.

(4)	Market or Payout value of RSU awards represents the number of unvested RSU awards at December 31, 2021 multiplied by the one-day VWAP on December 31, 2021 ($6.72), plus dividend equivalent amounts accrued to December 31, 2021. Market or Payout value of PSU awards that have not vested represents unvested PSU awards at December 31, 2021, plus dividend equivalent amounts accrued to December 31, 2021, multiplied by the one-day VWAP on December 31, 2021 ($6.72), multiplied current performance tracking for the awards at December 31, 2021.

(5)	Market or Payout value of vested share-based awards that have not paid out represent PSU awards that vested December 31, 2021, scheduled for payout in Q1 2022 based on finalized performance metrics. Payout value represents the number of underlying awards vested multiplied but the five-day VWAP ($7.62) for the trading days following the vest date, multiplied by the finalized performance factor for the awards (1.58x).

Burn Rate

The Board is committed to actively managing its burn rate and subsequent dilution. The following table shows the trend in our burn rate over the past three years. Burn rate is measured as the number of securities granted under the arrangement during the applicable fiscal year as a percentage of the weighted average number of securities outstanding for the applicable fiscal year.

	2019	2020	2021
RSUs Granted	4,482,755	4,614,158	1,230,133
Burn rate - RSBP	0.9%	0.9%	0.2%

	2019	2020	2021
Stock Options Granted	1,221,025	3,345,412	534,264
Burn rate - Stock Options	0.2%	0.6%	0.1%

Executive Ownership Requirements

The Board believes that aligning the interests of our directors and executive officers with the interests of shareholders promotes sound corporate governance and demonstrates a commitment to the long-term success of Crescent Point. Our CEO is required to own at least three times his annual salary in common shares and RSUs. All other officers are required to own a minimum of two times their annual salary in common shares and RSUs. Our officers have five years from the later of their respective appointments, or five years from the effective date of the ownership requirement, to achieve the required level of ownership. Where an individual is promoted, he or she will be afforded an additional three years from the effective date of the promotion to reach the new Minimum Share Ownership Guidelines. Where the policy is amended to change the Minimum Share Ownership Guideline by the Board, the impacted individuals will be afforded an additional two years from the effective date of the amendment to reach the new Minimum Share Ownership Guideline. When determining share ownership, RSUs are valued at the greater of grant date value or current market value, and common shares are valued at current market value. PSUs and Stock Options are not included in this calculation. Our CEO and all other NEOs meet or exceed their ownership requirements as a December 31, 2021.

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The following table outlines the share ownership of our NEOs on December 31, 2021.

Name	Common Shares (#)	RSUs (#)	Total Common Shares and RSUs(1)(2) ($)	Ownership Requirement (Multiple of Salary)	Current Multiple of Salary (including Common Shares and RSUs)	Meets Ownership Requirement
Craig Bryksa	365,706	557,168	6,201,713	3x	12.4x	Yes
Ken Lamont	293,328	267,327	3,767,621	2x	9.4x	Yes
Ryan Gritzfeldt	276,303	260,134	3,604,864	2x	9.2x	Yes
Garret Holt	40,317	192,211	1,562,586	2x	4.3x	Yes
Mark Eade	92,983	205,148	2,003,439	2x	5.6x	Yes

Notes:

(1)	The value of RSUs for the purpose of determining minimum ownership requirements is calculated at the greater of grant date value or current market value. Common shares are valued at the current market value.

(2)	Current market value is the one-day VWAP on December 31, 2021 of $6.72.

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Compensation Risk Management

Our compensation framework includes a number of policies and practices designed to prevent inappropriate or excessive risk-taking as described below:

Formal review and decision-making process: We follow a consistent annual compensation review process that includes regular and, where required or beneficial, ad-hoc HRCC meetings. All elements of executive compensation are reviewed by the HRCC and approved by the Board. The Audit Committee oversees the integrity of financial performance results that influence incentive pay. The HRCC reviews and recommends to the Board for approval the final assessment of non-financial performance used in determining final incentive compensation payments under the STI and PSU plans.

Benchmarking: We use industry data to understand market practices and assess the competitiveness and appropriateness of our compensation plan.

Independent advice: We use external advisors, including compensation consultants and other experts, as required.

Focus on long-term performance: The proportion and nature of our share-based compensation incents our team to create long-term shareholder value. Annual awards of equity, with overlapping vesting periods, ensure that management has exposure to the long-term risks of their decisions.

Anti-hedging policy: We prohibit our officers and directors from participating in speculative activity intended to offset a decrease in the market value of our common shares.

Clawback policy: Crescent Point can recover compensation in certain circumstances, including but not limited to, where fraud, wilful misconduct, or breach of fiduciary duty have occurred.

Discretion: The Board retains the ability to amend the compensation plan and/or to adjust awards to ensure alignment with individual and corporate performance, shareholder experience, and the level of risk taken to achieve results.

Business strategy: ‘Manage Risk’ is a key component of our business strategy, and we have strong risk management policies that protect all facets of our business, including compensation.

Financial oversight: We encourage our committee Chairs to have joint committee membership on the Audit and HRCC to ensure that, in assessing compensation, the members of the HRCC have an in-depth understanding of the risks associated with our business.

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The HRCC and Board have reviewed our executive compensation framework for risk and have not identified any policies, practices, plans or conditions that are reasonably likely to have a material adverse effect on our business.

Clawback Policy

Our Clawback Policy is designed to encourage long-term sustainable performance and discourage our employees and directors from taking unnecessary or inappropriate risks or engage in behaviour that would adversely affect Crescent Point or its business. The following table summarizes the behaviours that trigger the Policy and available remedies in the event the Policy is triggered.

Trigger for Clawback	Applicable Compensation	Applicable Population
Compensation subject to recovery under any law, government regulation, order or stock exchange listing requirement(1)

Any deductions and clawback (recovery) as may be required to be made pursuant to law, government regulation, order, stock exchange listing requirement or any policy of Crescent Point adopted pursuant thereto

All employees and directors
Board determines, acting reasonably, that an employee or director has engaged in conduct that is sufficiently detrimental(2) to Crescent Point (either during or after employment with, or service to, Crescent Point)	Board may terminate any incentive compensation payable to the employee or director that has not yet vested or that has not yet been paid. This compensation includes salary, bonuses, PSUs, RSUs and Stock Option grants	All employees and directors

Notes:

(1)	The types of behaviour caught by this provision include, but are not limited to, misconduct by an executive that contributes to Crescent Point having to restate all or a significant portion of its financial statements or the disclosure of material inaccurate financial information.
(2)	Detrimental conduct includes, but is not limited to: participating in transactions involving the company and its clients which were underway, contemplated or under consideration at the time of termination; solicitation of clients or employees; disclosing confidential information; making inappropriate or defamatory comments about Crescent Point; or breaching any material provisions of Crescent Point’s internal policies, including its Code. Other types of behaviour that could reasonably be expected to be considered “sufficiently detrimental” include fraud, wilful misconduct and breach of fiduciary duty.

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TERMINATION AND CHANGE OF CONTROL BENEFIT

Employment Agreements

Crescent Point has entered into executive employment agreements with all officers. This is aligned with corporate governance best practice. The tables below summarize the circumstances that trigger payments and benefits to each NEO.

Termination Type	Salary	Benefits	STIP	Share-based Awards
Resignation	None	None	None	● Unvested or unpaid awards are immediately forfeited on the termination date
Death	None	None	● Prorated STIP payment to date of death; and ● Cash payment equal to the average of the last three years STIP payment	● PSUs vest immediately; ● RSUs vest immediately; and ● Stock Options immediately vest and are exercisable for one year following the date of death
Termination without cause or resignation for good reason	● Cash payment equal to annual salary over the severance period ● Severance period is 24 months for the CEO, CFO and COO, and 18 months for other officers	● 15% of salary over the severance period	● Prorated STIP payment to termination date; and ● Cash payment equal to the average of the last three years’ STIP payment, prorated over the severance period	● PSUs and RSUs are paid out as if employment continued to end of severance period; and ● Stock Options continue to vest and are exercisable for one year following the date of termination
Double-trigger change of control	● Cash payment equal to annual salary over the severance period ● Severance period is 24 months for the CEO, CFO and COO, and 18 months for other officers	● 15% of salary over the severance period	● Prorated STIP payment to termination date; and ● Cash payment equal to the average of the last three years’ STIP payment, prorated over the severance period	● PSUs RSUs and Stock Options vest immediately; Options remain exercisable for 90 days following termination

The NEO employment agreements define a “Change of Control” as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of: (A) more than 50% of our outstanding common shares; or (B) more than 33 1/3% of our outstanding common shares and the election or appointment by such person or persons of their nominees as a majority of the Board; or (C) the sale of all or substantially all of the assets of Crescent Point. A Change of Control will not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the NEO’s termination of employment. In addition, the agreements define “Good Reason” as, unless consented to in writing by the NEO, any action which at common law constitutes constructive dismissal of the NEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the NEO; (ii) a requirement to relocate to another city, province or country; (iii) any material reduction in the value of the NEO’s benefits, salary plans and programs; (iv) Crescent Point failing to pay, when due, a material amount payable by it to the NEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the NEO to the Board or a Board member.

Under the employment agreements, following termination, including due to a Change of Control, a NEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the company.

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The following table outlines the incremental value NEOs would have been entitled to if a termination of employment or a Change of Control had occurred on December 31, 2021. The incremental value of share-based compensation included in the table below reflects the value on December 31, 2021, less the value reported in the compensation table.

Termination Reason	Salary $	Benefits $	STIP(1) $	Share-based Compensation(2)(3) $	Total $

Craig Bryksa
Resignation	—	—	—	—	—
Death	—	—	1,072,530	8,699,488	9,772,018
Termination without cause or Resignation for good reason	1,000,000	150,000	1,520,060	6,409,135	9,079,195
Double-trigger change of control	1,000,000	150,000	1,520,060	8,699,488	11,369,548

Ken Lamont
Resignation	—	—	—	—	—
Death	—	—	772,635	4,151,389	4,924,024
Termination without cause or Resignation for good reason	800,000	120,000	1,145,270	3,127,668	5,192,938
Double-trigger change of control	800,000	120,000	1,145,270	4,151,389	6,216,659

Ryan Gritzfeldt
Resignation	—	—	—	—	—
Death	—	—	752,363	4,023,893	4,776,256
Termination without cause or Resignation for good reason	780,000	117,000	1,114,727	3,031,033	5,042,760
Double-trigger change of control	780,000	117,000	1,114,727	4,023,893	6,035,620

Garret Holt
Resignation	—	—	—	—	—
Death	—	—	482,361	2,408,204	2,890,565
Termination without cause or Resignation for good reason	540,000	81,000	579,541	735,319	1,935,860
Double-trigger change of control	540,000	81,000	579,541	2,408,204	3,608,745

Mark Eade
Resignation	—	—	—	—	—
Death	—	—	581,450	3,145,355	3,726,805
Termination without cause or Resignation for good reason	540,000	81,000	728,175	1,369,056	2,718,231
Double-trigger change of control	540,000	81,000	728,175	3,145,355	4,494,530

Notes:

(1)	STIP amounts payable related to the 2021 year have been estimated based on a 1.0x multiplier as final results would have been undetermined at the time of termination.
(2)	For termination without cause, resignation for good reason and double-trigger change of control, the incremental PSU value represents the estimated market value based on actual performance as of December 31, 2021, a 1.0 multiplier for unknown achievement and cash dividends for the period.
(3)	Incremental value calculated using the closing share price on December 31, 2021 of $6.75 per share.

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Retirement Vesting Program

Under the company’s Retirement Vesting Program, executives are eligible to participate in the Program if, at the time of providing Retirement Notice, the executive; (i) in the case of the CEO or the COO, the executive is 50 years of age or older, with a combined age and years of services exceeding 65; or (ii), in the case of the other executives (being CFO or others holding the title of Senior Vice President or Vice President), the executive is 55 years of age or older, with a combined age and years of services exceeding 65. To participate in the Retirement Vesting Program, executives must: (i) provide at least six months’ advance notice of retirement in the case of CEO, CFO and COO and at least three months advanced notice in the case of other executives; and (ii) agree to standard confidentiality, non-competition and non-solicitation restrictions for one year post-retirement. Notwithstanding the foregoing, the Board reserves the authority and discretion to, at any time, amend, suspend or terminate the Retirement Vesting Program, including the terms and conditions for eligibility.

Under the program qualifying retiring executives are eligible for the following benefits:

RSUs	Outstanding RSUs will continue to vest in accordance with their original terms and be governed under the terms of the RSBP Plan.
PSUs	All outstanding PSUs will continue to vest on the normal vesting schedule following the retirement date and be governed under the terms of the PSU Plan.
Stock Options	Stock Options will continue to vest and will expire in accordance with their original terms and be governed by the Stock Option Plan.

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OTHER INFORMATION

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table includes information on our RSBP and Stock Option Plan as of December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding Stock Options, warrants and rights (#)		Weighted average exercise price of outstanding Stock Options, warrants and rights ($)		Number of securities remaining available for future issuance under equity compensation plans(1) (#)
Equity compensation plans approved by shareholders	9,107,181	(2)	4.04	(3)	13,661,230
Equity compensation plans not approved by shareholders	n/a		n/a		n/a
Total	9,107,181		n/a		13,661,230

Notes:

(1)	Securities available for issuance are net of outstanding RSUs and Stock Options.
(2)	Assumes that Crescent Point elects to satisfy the payment of the payout amount in respect of all such RSUs through the issuance of common shares. See ‘Appendix C; Restricted Share Bonus Plan’ on page 90 for details of the Restricted Share Bonus Plan.
(3)	Reflects the weighted average exercise price of outstanding Stock Options.

Normal Course Issuer Bid

On March 7, 2022, the TSX accepted Crescent Point’s formal notice of intention (the “Notice”) to make a Normal Course Issuer Bid (“NCIB”) to purchase, for cancellation, up to 57,309,975 common shares, or 10% of the company’s public float, as at February 28, 2022. The NCIB commenced on March 9, 2022 and is due to expire on March 8, 2023.

Purchases of common shares under the NCIB may be made through the facilities of the TSX, the NYSE and alternative trading systems by means of open market transactions or by such other means as may be permitted by the Canadian Securities Administrators (CSA) and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The price the company pays for any common shares is the market price at the time of purchase or such other price as may be permitted by the CSA. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price.

In connection with the NCIB, Crescent Point entered into an automatic purchase plan (Plan) with its designated broker to allow for purchases of its common shares during internal blackout periods. Such purchases would be at the discretion of the broker based on parameters established by the company prior to any blackout period or any period when it is in possession of material undisclosed information. Outside of these periods, common shares will be repurchased in accordance with management’s discretion, subject to applicable law. The Plan has been reviewed by the TSX and may be terminated by Crescent Point or its broker in accordance with its terms, or will terminate on the expiry of the NCIB.

As of February 28, 2022, the company had a public float of 573,099,751 common shares and 574,601,885 common shares issued and outstanding. Crescent Point will not acquire, through the facilities of the TSX, more than 1,351,208 common shares during a trading day, being 25% of the average daily trading volume of the company’s common shares on the TSX for the six calendar months prior to the date of approval of the NCIB by the TSX (being 5,404,833 common shares), and, in addition, will not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to, in both cases, certain exceptions for block purchases.

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The actual number of common shares that will be repurchased under the NCIB, and the timing of any such purchases, will be determined by Crescent Point on management’s discretion, subject to applicable securities laws. There cannot be any assurances as to how many common shares, if any, will ultimately be acquired by the company.

A shareholder may obtain a copy of the company’s notice of intention regarding the NCIB, without charge, on request to the company.

Indebtedness of Directors, Executives and Others

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee, or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

Interest of Informed Persons in Material Transactions

None of Crescent Point’s directors or executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the common shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2021 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

Other Matters

Crescent Point knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the company is on SEDAR at www.sedar.com. References to websites and internet addresses in this information circular are for convenience only and all websites mentioned in this information circular are specifically not incorporated by reference into this information circular (including all information available on, or linked from, such websites). We undertake no obligation to update or advise you of changes in internet addresses which are current as of March 15, 2022. Securityholders may contact the company at info@crescentpointenergy.com to request a copy of the company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the company’s comparative annual financial statements and MD&A for the financial year ended December 31, 2021.

We advise you to monitor our news releases for any additional information related to the meeting in light of the ongoing public and government response to COVID-19.

Auditor of the Company

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point since September 2003.

Specified Financial Measures

Throughout this information circular, we use the terms “excess cash flow”, “net debt”, and “TP P WF/EOR F&D”, which are specified financial measures under National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. Specified financial measures do not have any standardized meaning prescribed by IFRS and, they may not be comparable with the calculation of similar measures presented by other entities.

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The most directly comparable financial measure for excess cash flow disclosed in the company’s financial statements is cash flow from operating activities, which, for the year ended December 31, 2021, was $1.5 billion. The most directly comparable financial measure for net debt disclosed in the company’s financial statements is long-term debt, which for the year ended December 31, 2021, was $2.0 billion.

For the year ended December 31, 2021, excess cash flow and net debt were $0.8 billion and $2.0 billion, respectively.

For an explanation of the composition of excess cash flow and net debt, how they provide useful information to an investor and quantitative reconciliations to the applicable GAAP measures, see the company’s MD&A available online for the year ended December 31, 2021, at www.sedar.com, or EDGAR at www.sec.gov and on our website at www.crescentpointenergy.com. The section of the MD&A entitled “Specified Financial Measures” is incorporated herein by reference. There are no significant differences in the calculations between historical and forward-looking specified financial measures.

Management believes presenting the specified financial measures above provides useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

2P Funds Flow Organic Recycle Ratio is calculated as 2P finding and development costs divided by adjusted funds flow netback. We monitor this ratio and use this as a key measure of the efficiency of our capital program and profitability of our assets.

Forward-Looking Statements and Reserves Data

Certain statements contained in this information circular constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the US Exchange Act and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). We have tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this information circular contains forward-looking statements pertaining, among other things, to the following: compensation plans and expectations; corporate governance expectations; the director nomination process; 2022 ESG plans and commitments; risk management approach; bringing energy to the world, and developing our resources, the right way; enhanced commitment to support gender diversity and inclusion within the organization and the success and benefits thereof; succession planning and training; supply chain expectations; 2025 GHG emissions targets, the components thereof, target increases and progress thereon; enhanced 2025 emissions targets; 2025 emission intensity per boe; commitment to biodiversity, land and wildlife in our operating areas; the benefits of and state of remediated lands; water use; reduced asset risk; hedging strategy; benefits of the COVID-19 response; executive compensation design, plan and benefits thereof; executive compensation philosophy and benefits thereof; annual shareholder dialogue; benefits and expectations of the acquisition of the Kaybob Duvernay assets and the Kaybob Duvernay area; potential acquisition and disposition opportunities; future estimated payouts; compensation scorecards; the normal course issuer bid and amounts and timing of share repurchases; expected commodity prices; compensation risk management and components and termination payments; commitment to reducing environmental footprint and mitigating the potential impacts of operations on local ecology; benefits of asset retirement; targets to reduce inactive well inventory by 30% by the year 2031; percentage of maintenance capital dedicated to environmental stewardship initiatives; line of sight to reaching corporate leverage target in 2022; plan to return capital to shareholders and plans to increase and accelerate those returns; expected excess cash flow; balance sheet strength and sustainability; disciplined returns based capital allocation framework; plans to advance polymer floods and a pilot program to test carbon dioxide sequestration and enhanced oil recovery in 2022 and a production decline rate of approximately 25%.

Statements relating to “reserves” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.

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All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form for the year ended December 31, 2021 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2021, under the headings “Risk Factors” and “Forward-Looking Information” and other factors, many of which are outside the control of Crescent Point. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2021, under the headings “Capital Expenditures”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risk Factors”, “Changes in Accounting Policies” and “Guidance”. Additionally, our GHG reduction targets reflect a percentage reduction from 2017 levels. The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect our operations or financial results are included in Crescent Point’s reports on file with Canadian and US securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

This information circular contains oil and gas metrics. These oil and gas metrics do not have a standardized meaning and should not be used to make comparisons. Readers are cautioned as to the reliability of the oil and gas metrics when comparing against other issuers.

TP P WF/EOR F&D is the Total Proved and Probable Waterflood and Enhanced Oil Recovery Finding and Development cost is an oil and gas metric and is composed of the company’s annual capital expenditures directed towards WF/EOR projects, divided by the annual reserve additions attributed to WF/EOR. It is used to assess the cost of waterflood and enhanced oil recovery.

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the Company’s assets.

Net Asset Value (“NAV”) is a snapshot in time as at year-end, and is based on the company’s reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates.

F&D cost, including changes in future development capital, have been presented in this information circular because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in future development capital have also been presented because they provide a useful measure of capital efficiency.

Kaybob Duvernay production in 2021 of approximately 30,000 boe/d consisted of 57% condensate, 8% NGL and 35% shale gas.

National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this presentation since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.

For the years ended December 31, 2021 and December 31, 2020, we filed our reserves information under NI 51-101, which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

All reserves data has been extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101. Summaries of those reserve reports are contained in the company’s Annual Information Forms filed on SEDAR.

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

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APPENDIX A

Board of Directors Mandate

General

The fundamental responsibility of the board of directors (the “Board”) of Crescent Point Energy Corp. (the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Responsibilities

1.	Executive Team

(a)	Appoint the President and Chief Executive Officer (“CEO”) and senior officers.
(b)	Provide input in, and approve, the annual evaluation of the performance of the CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the Human Resources and Compensation Committee (the “HRCC”).
(c)	Provide input in, and approve the CEO and senior officers’ remuneration (including salary and short-and-long-term cash and share-based incentive awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the HRCC.
(d)	Provide input in, and approve the annual goals and objectives of the CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the HRCC.
(e)	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.
(f)	Ensure that a process is established that adequately provides for executive succession planning, including the appointing, training and monitoring of senior management.
(g)	Establish limits of authority delegated to management.

2.	Non-Executive Team

(a)	Provide input on, and approve: (i) the short and long-term share-based incentive awards granted to the employees (other than the CEO and the other officers); and (ii) the annual cash-based short-term incentive plan achievement levels and aggregate payout for employees (other than the CEO and the other officers).(1)

Note:

(1)	For greater certainty, the Crescent Point Performance Objectives, the Crescent Point Achievement Levels for each Crescent Point Performance Objective and the payment levels for each Crescent Point Achievement Level (all as defined in the Corporation’s Performance Share Unit Plan) shall be set by the Board for all employees.

3.	Operational Effectiveness and Financial Reporting

(a)	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business and the environmental, social and governance aspects of the business.
(b)	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
(c)	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

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(d)	Ensure that an adequate system of internal control exists.
(e)	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.
(f)	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.
(g)	Approve annual operating and capital budgets.
(h)	Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

(i)	Review operating and financial performance results relative to established strategy, budgets and objectives.
(j)	Oversee, in coordination with the Environment, Safety and Sustainability Committee, the Corporation’s processes, procedures and practices relating to Environmental, Social and Governance matters.

4.	Integrity/Corporate Conduct

(a)	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.
(b)	Approve a Code of Conduct for directors, officers, employees, contractors and consultants and monitor compliance with the Code and approve any waivers of the Code for officers and directors.

5.	Board Process/Effectiveness

(a)	Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.
(b)	Engage in the process of determining Board member qualifications, including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 –Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended or replaced from time to time).
(c)	Approve the nomination of directors.
(d)	Provide a comprehensive orientation to each new director.
(e)	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.
(f)	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.
(g)	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.
(h)	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.
(i)	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.
(j)	Independent directors shall meet regularly without non-independent directors and management participation.
(k)	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws and the agreements governing applicable policies and practices and other statutory and regulatory obligations of the Corporation.

Review of Mandate

The Board of Directors shall review the adequacy of this mandate annually or otherwise as it deems appropriate (so long as such review is conducted at least on an annual basis). Such review shall include the evaluation of the performance of the Board in light of this mandate.

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APPENDIX B

Deferred Share Unit Plan

Purpose

The purpose of the DSU Plan is to provide our non-employee directors an alternative long-term share-based compensation component that provides alignment with shareholders as well as the ability to defer the compensation benefit and taxability thereof until after ceasing to be a director of the company.

Participation

Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the “DSU Participants”) and may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.

Participants who are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year. DSU Participants who are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the company of the individual’s bonus entitlement or profit share for the year.

DSU Accounts

Crescent Point establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the grant date. The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the one-day volume-weighted average price on the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on common shares during the fiscal quarter, we calculate the rate per common share (the “Dividend Rate”) and, within 10 business days of the applicable fiscal month end, the account is credited with an additional number of DSUs equal to the number of DSUs in the applicable account on the record date multiplied by the Dividend Rate. All DSUs vest immediately upon being credited to a DSU Participant’s account.

Payment

A DSU Participant is not entitled to any payment of any amount in respect of DSUs until the DSU Participant ceases to be an employee or director of the company, as the case may be, for any reason whatsoever. Upon the DSU Participant ceasing to be an employee or director of the company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the number of DSUs in the DSU Participant’s account on the date the DSU Participant ceased to be an employee or director multiplied by the five-day volume-weighted average price immediately preceding the date. Crescent Point will make a lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a US director, on or before December 31 of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of cessation, provided the director shall not be permitted to influence the year of payment).

US Tax Matters

On March 10, 2015, the Board amended the DSU Plan to include provisions that govern US citizens and residents in conformity with Section 409A of the US Internal Revenue Code. This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible US citizens and US residents.

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APPENDIX C

Restricted Share Bonus Plan

Purpose

The purpose of the RSBP is to provide our employees and directors with long-term share-based compensation that provides ownership in the company, and thereby, as owners, a vested interest in the company’s continued success.

Participation

Under the terms of the RSBP, any employee, director, officer or consultant of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point to warrant participation in the RSBP (collectively, the “Participants”) may be granted restricted shares which vest over time and, upon vesting, can be redeemed by the holder for cash or common shares at the sole election of the Board. The RSBP is administered by the Board. The company is authorized to issue up to a maximum of 44,400,000 common shares (being approximately 7.7% of the company’s issued and outstanding common shares as of December 31, 2021) pursuant to the redemption of restricted shares granted under the RSBP. As of December 31, 2021, 12,924,280 common shares (or approximately 2.2% of the company’s then issued and outstanding common shares) remained available for issuance under the RSBP.

Value and Payout

The value of a restricted share award can be viewed as the fair value on grant date or as the fair value on vest date, which would reflect any change in common share price and the accumulation of the Dividend Amounts. In this way, Participants are rewarded for their efforts in the year in which the restricted shares are granted and are also provided with additional incentive for their continued efforts in promoting the success of Crescent Point. See the ‘Long-term Incentives’ and ‘Share-based Compensation’ sections on pages 63 and 25 of this information circular for descriptions of how the RSBP is applied to executives and directors, respectively, as part of Crescent Point’s compensation plan.

The Board determines the vest schedule for each restricted share grant with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed restricted shares, based on the five-day volume-weighted average price immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts, net of required withholding taxes, in respect of the restricted shares (the “Payout Amount”). The Payout Amount may be satisfied by Crescent Point making cash payment, purchasing common shares in the market and delivering such common shares to the Participant, or by issuing common shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such restricted shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each restricted share held by the Participant, an amount equal to the per common share amount of any dividend paid by Crescent Point to the holders of common shares. The Board has discretion to pay the Dividend Amounts on unvested restricted shares throughout the vest period, but effective January 1, 2019, all Participants will only be paid Dividend Amounts upon vest of restricted shares.

5% Cross-Limit

No restricted shares shall be granted to any one Participant if the total number of common shares issuable or purchased on behalf of the Participant, together with any common shares reserved for issuance to the Participant under restricted shares, Stock Options to purchase common shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding common shares.

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Non-assignability, Insider Limits, and Other Limitations

RSUs granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant’s beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made. The RSBP provides that no common shares may be issued to, or purchased on behalf of, a Participant under the RSBP if the issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of common shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed restricted shares granted to insiders exceeding 10% of the aggregate issued and outstanding common shares; (ii) the issuance to insiders, of common shares exceeding within a one year period, 10% of the aggregate issued and outstanding common shares; or (iii) the issuance to any one insider, or such insider’s associates exceeding, within a one year period, of common shares exceeding 5% of the aggregate issued and outstanding common shares. In addition to the foregoing limitations: (i) the number of common shares that may be issued to non-employee directors pursuant (together with those common shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding common shares from time to time on a non-diluted basis; and (ii) the value of any grants of restricted shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $150,000 per year per non-employee director.

Vesting and Termination of Rights

In the event of a “change of control” of Crescent Point, as defined in the RSBP, for restricted shares granted prior to March 4, 2020 the vesting provisions attaching to the restricted shares will be accelerated and all unexercised restricted shares will become available for redemption as follows: (a) in the event of any change of control other than by way of a take-over bid, restricted shares will be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date of the restricted shares, if earlier (the “Exercise Period”) and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, restricted shares will be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date of the restricted shares (the “Take-over Exercise Period”) and, failing redemption, will be deemed to have been redeemed and the Board will be deemed to have received a redemption notice in respect of the restricted shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

Additionally, for restricted shares granted on or after March 4, 2020, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each RSU grant; or (ii) the successor does assume the obligations, but terminates the designated employee without cause or the designated employee resigns for “good reason”, the outstanding RSUs granted to such employee shall immediately vest and pay out based on a combination of actual achievement and deemed achievement.

The Board retains discretion in the event of a change of control, in advance of the effective date of the change, to elect to accelerate the vest dates for any outstanding RSU grants.

In the event a Participant’s employment with Crescent Point is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any restricted shares granted which have not vested will immediately terminate.

Unless the directors’ resolution passed at the time of grant provides otherwise, and subject to the application of the retirement vesting program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where the Participant no longer continues to qualify as a Participant under the RSBP, any restricted shares granted which have not vested at the applicable effective time will terminate and the Participant will have 90 days from the effective time, or the expiry date for any vested restricted shares, if earlier, to redeem and, if not redeemed within that time period, will be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

A Participant on leave, as defined in the RSBP, shall have the Participant’s outstanding restricted shares treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Upon the death of a Participant, the Participant’s unvested restricted shares will immediately vest, and together with any other vested restricted shares will remain available for redemption by the executor, administrator or personal representative of the Participant for a period of one year from the date of death or until the expiry date, if earlier, and, failing redemption, vested restricted shares will be deemed to have been redeemed immediately prior to the close of business on the last day of such exercise period.

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Amendments

Under the RSBP, the Board may amend, suspend or terminate the RSBP without shareholder approval, provided that no amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where amendment, suspension or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the shareholders, make amendments to the RSBP: (a) to increase the maximum number of common shares that may be issued by Crescent Point from treasury pursuant to restricted shares granted under the RSBP; (b) to extend the expiry date of restricted shares for the benefit of an insider; or (c) to amend the amendment provisions under the RSBP, increase the maximum number of common shares that may be issued to non-employee directors under the company’s share compensation arrangements above 0.25% of Crescent Point’s issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $150,000 per year.

The Board may, without the approval of the shareholders, amend any term of any outstanding restricted share (including, without limitation, the vesting and expiry of the restricted share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the fair market value or extend the expiry date of restricted shares previously granted to insiders, approval of the shareholders must be obtained; (c) the Board would have had the authority to initially grant the restricted share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the restricted share.

Other Provisions

If the authorized number of common shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of common shares which may be issued from treasury by Crescent Point under the RSBP and the class of common shares which may be issued by Crescent Point or purchased will, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect the change.

Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or becomes subject, changes will be made as necessary to conform with such requirements and, if changes are approved by the Board, the RSBP will remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

The terms of restricted shares that were or are in the future granted, subject to the terms of the retirement vesting program, are effectively amended as necessary to allow the provision of the retirement vesting program to be given effect. See the ‘Retirement Vesting Program’ and ‘Retirement Vesting Program’ for Directors for more information on pages 82 and 25 respectively.

Amendments Adopted in 2020

In March 2020, the Board approved an amendment to the RSBP to provide a double-trigger upon a change of control for grants of restricted share awards, in alignment with the company’s other incentive plans, which amendment is reflected in this summary.

At the annual meeting of shareholders on May 14, 2020, shareholders approved the increase in the number of common shares available for the redemption of restricted shares granted under the RSBP by 6.9 million for a total of 44.4 million common shares.

In July, 2020, the Board approved amendments to the RSBP to align the leave provisions of the RSBP with the Corporation’s Compensation During Approved Leave Policy and to permit the vesting of restricted share awards upon a participant’s death, rather than the awards becoming null and void.

Amendments for which shareholder approval was not sought were within the authority of the Board to approve without shareholder approval under the terms of the RSBP and were not required to be submitted to shareholders for approval by the TSX.

A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX D

Stock Option Plan

Purpose

The purpose of the Stock Option Plan is to enable the company’s Board (or any other committee or officer of the company to which the Board has delegated the administration of the Stock Option Plan) to grant to key employees and officers options (“Options”) to acquire common shares.

Plan Maximum

Under the current terms of the Plan, the aggregate number of common shares that may be subject to all outstanding Options shall not exceed 10 million common shares. The number of common shares (i) issued to insiders of Crescent Point pursuant to Options within any one-year period or (ii) issuable to such insiders at any time under the Plan, when combined with those issued or issuable under any other share-based compensation arrangement of Crescent Point, cannot, in either case, exceed, in the aggregate, 10% of the issued and outstanding common shares from time to time.

Insider Limitations

The maximum number of common shares that may be issued to any one insider (and such insider’s associates) under the Stock Option Plan and any other share-based compensation arrangement within a one-year period is 5% of the aggregate issued and outstanding common shares.

Non-executive directors are not allowed to participate in the Plan.

5% Cross-Limit

The Plan also stipulates that no Options shall be granted to an individual officer or employee if the total number of common shares issuable to or on behalf of such eligible officer and employee, reserved for issuance under the Stock Option Plan and any other share-based compensation arrangement, would exceed 5% of the aggregate issued and outstanding common shares.

Exercise Provisions and Non-assignability

Under the Stock Option Plan, the exercise price of an Option cannot be less than that permitted by the TSX and in no case less than the closing trading price of the common shares on the TSX on the business day immediately preceding the date of grant or, if such common shares are not listed and posted for trading on the TSX, at the fair market value as determined by the Board.

The exercise price for any Option granted to a US optionholder pursuant to the Plan shall be not less than the fair market value of such common shares at the time such Option is granted, as determined under the Stock Option Plan. If the common shares are listed on a public stock exchange, fair market value with respect to any Option granted to a US optionholder shall be the closing trading price of the common shares on the business day immediately preceding the date of grant.

Optionholders may either exercise their Options to purchase common shares or, if the company concurs, surrender their Options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the Options are surrendered. Alternatively, optionholders may also, if the company concurs, surrender their Options for common shares having a value equivalent to such cash payment. Options may be exercised in whole or in part. In order for Crescent Point to comply with applicable income tax and related withholding obligations with respect to stock option exercises, optionholders are required, when exercising Options, to provide Crescent Point with the necessary funds to satisfy such obligations and Crescent Point has the irrevocable right to set off any amounts required to be withheld against amounts otherwise owed to optionholders or to make such other arrangements as are satisfactory to Crescent Point. No financial assistance is provided by Crescent Point to optionholders to facilitate the exercise of Options. Options may be exercised only by the optionholder and are not assignable or transferable, except on death in which case the personal representative of the optionholder may exercise such Options to the extent the holder was entitled at the date of death.

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Option Vesting and Term

The Stock Option Plan provides that Options may be granted for a term not exceeding seven years from the date of the grant.

Black-Out Periods

Under the Stock Option Plan, if the expiry date of an Option falls on, or within nine business days immediately following, a date upon which an optionholder is prohibited from exercising an Option due to a black-out period or other trading restriction imposed by the company, then the expiry date of such Option shall be automatically extended to the tenth business day following the date the relevant black-out period or other trading restriction imposed by the company is lifted, terminated or removed.

Termination of Rights

The Option Plan provides that, in the event an optionholder is terminated for cause or resigns and, therefore, ceases to be an officer or employee of the company, any Options granted to such optionholder shall terminate and be of no further force or effect from and after the date of such termination or resignation. In the event that any optionholder is terminated without cause, any Options granted to the optionholder which have not yet vested as at the effective date of such termination shall continue to be eligible to vest for one year following the date of termination, and such optionholder shall have a period of one year from the date of termination or until the expiry date (if earlier) for such vested Options to exercise any vested Options (if earlier).

In the event that an optionholder retires or is unable to fulfill the optionholder’s obligations under the optionholder’s employment agreement for a period of six months due to mental or physical disability, any Options granted to such optionholder shall continue to be eligible to vest for 24 months following the retirement or disability date, and the optionholder shall have twenty-four months from the date of such retirement or disability date, or until the expiry date for such vested Options (if earlier), to exercise any vested Options that are outstanding.

An optionholder on any “leave”, as defined in the company’s Compensation During Approved Leave Policy, as the same may be amended or replaced from time to time, will continue to remain eligible to be granted Options pursuant to the Stock Option Plan without regard to the leave. While on leave, outstanding Options will continue to vest pursuant to the related Option Agreement without regard to the leave and vested Options shall remain available for exercise by the optionholder until the expiry date in respect of such vested Options (the “Exercise Period”), and all Options that are outstanding immediately following the expiry of the Exercise Period will expire and terminate and be of no further force or effect whatsoever.

In the event of the death of an optionholder, all granted and unvested Options shall immediately vest and the optionholder shall have a period of one year from the date of death of the optionholder or until the expiry date (if earlier) for such options to exercise any Options.

The foregoing descriptions of the termination of Options are all subject to any exercise restrictions resolved by the Board with respect to any particular grant of Options.

Change of Control, Sale, or Takeover Bid

A change of control occurs if (i) the company enters into an agreement resulting in a person or persons acquiring more than 50% of the combined rights of the company’s then outstanding common shares; (ii) the passing of a resolution by the Board or shareholders to substantially liquidate or wind up the business or significantly rearrange the company’s affairs; or (iii) a change to the majority of the Board at a meeting in which the election of directors is contested. Notwithstanding any other provision of the Stock Option Plan, in the event of either a sale by the company of all or substantially all of its assets or a change of control and the subsequent termination of the optionholder within 24 months of such event, then all Options held by an optionholder shall become vested and optionholders may exercise or surrender, in full or in part, any unexercised Options during the earlier of the term of the Options or within 90 days after the date of their termination of employment with the company.

Adjustments

Subject to any required action of the shareholders, if the company is a party to any reorganization, merger, dissolution or sale of all or substantially all its assets, then, subject to any determination made by the Board, each Option shall be adjusted so as to apply to the securities to which the holder of the number of common shares subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets: provided, however, that the company may satisfy any obligations to an optionholder by paying in cash the difference between the exercise price of all unexercised Options granted and the fair market value of the securities to which the optionholder would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment or service have been satisfied.

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In the event of any subdivision or consolidation of the common shares into a greater or lesser number of common shares, Options shall become exercisable for the greater or lesser number of common shares proportionally resulting from such subdivision or consolidation of the common shares.

In the event of any change of the common shares, the company shall thereafter deliver at the time of the exercise of the Option the number of securities of the appropriate class resulting from the said change as the exercising holder of the Option would have been entitled to receive in respect of the number of securities so purchased had the Option been exercised before such change, subject to regulatory approval.

Amendments

The Option Plan may be amended, suspended or discontinued by the Board from time to time provided that no such amendment may adversely alter or impair any Option previously granted without the prior written consent of the holder thereof. Any amendment to the Stock Option Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws shall, unless otherwise consented to, only apply to Options granted after the effective date of such amendment.

The Board may, in its sole discretion and without the approval of the shareholders or existing holders of Options make any amendments to the Plan and/or any Options that it deems necessary or advisable, including without limitation: (i) any amendments to the provisions of the Plan respecting the persons eligible to receive Options; (ii) changes to the terms or conditions of vesting applicable to any Option; (iii) acceleration of the expiry date or any changes to the termination provisions of an Option; (iv) amending the adjustment provisions of the Plan; (v) making amendments of a housekeeping nature or that are necessary to comply with applicable laws or regulatory requirements; (vi) altering the mechanics of the exercise of the Options; (vii) amending the provisions dealing with the administration of the Stock Option Plan and (viii) any other amendment that does not require shareholder approval under the rules, regulations and policies of the TSX.

Notwithstanding the foregoing, approval of the shareholders of the company will be required for amendments: (i) to increase the number of Common Shares issuable under the Plan; (ii) to increase or remove the insider participation limits set out in the Plan; (iii) to add any financial assistance provision to, or change the assignment and transferability provisions of, the Plan; (iv) to extend the expiry date of any Options; (v) to reduce the exercise price of any Options or otherwise effectively re-price any Options; (vi) to the amending provisions under the Plan; (vii) to extend the Plan’s maximum Option term beyond seven years; (viii) to allow non-executive directors to participate in the Plan; or (ix) that otherwise require shareholder approval under the rules, regulations and policies of the TSX.

In addition, any amendment to this Plan or any Options that is adverse or detrimental to holders of existing Options and is not required by applicable laws or regulations (as determined by the Board of Directors in its sole discretion) shall, unless it is consented to by such holders, only apply to Options granted after the effective date of such amendment.

At the annual meeting of the company’s shareholders on May 14, 2020, shareholders approved the reduction in the aggregate number of common shares reserved for issuance under the Stock Option Plan by three million, for a total of 10 million common shares available for issuance pursuant to the Stock Option Plan.

Effective March 21, 2022, the Board approved an amendment to the Stock Option Plan that changes the calculation of the market price at the time of surrender, or exercise, of an Option to the trading price of the common shares immediately preceding such surrender or exercise, from the five-day volume-weighted average trading price preceding such surrender or exercise. This change was made to facilitate the administration of the Stock Option Plan, and shareholder approval was not sought because the amendment was approved by the Board in accordance with the specific amendment provision of the Stock Option Plan.

As at December 31, 2021, there were 5,839,464 Options issued and there are 9,844,131 common shares reserved for issuance under the Stock Option Plan, representing approximately 1.7% of the total number of outstanding common shares as at such date.

A copy of the present form of the Stock Option Plan is accessible on the SEDAR website at www.sedar.com (filed under the filing category Documents Affecting Rights of Securityholders).

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APPENDIX E

Performance Share Unit Plan

Purpose

The PSU Plan is designed to (a) promote further alignment of interests between designated employees (Designated Employees) and shareholders by providing such persons with the opportunity to participate in an increase in the equity value of the company taking into account the performance of the company relative to its peers and company targets; (b) provide compensation for such employees that is reflective of the responsibility, commitment and risk accompanying their management role over the medium term; and (c) provide a retention incentive to Designated Employees over the medium term.

General

Awards under the plan, which are approved by the Board based on recommendations from the HRCC, are notional share-based awards, so the plan is non-dilutive.

The ultimate value of PSU awards depends on the company’s three-year total shareholder return (“TSR”) performance relative to our performance peer group, the company’s achievement of company performance standards and our share price at the end of the vesting period.

Performance Period

The performance period for each applicable grant under the plan commences, unless the Board determines otherwise, on January 1 of the calendar year in which the grant is made and ends on the third December 31st following the grant.

Performance Factors

Under the plan, PSUs vest based on the relative achievement of: (i) the company’s total shareholder return against the total shareholder return of a peer group; and (ii) the company’s achievement of company performance standards. The relative weightings of these performance metrics as between each other is determined by the Board at the time of grant, as is the payout multiplier range (between 0-2 times) associated with each performance standard. In addition, the calculation of the company performance standards and related achievement levels for a given grant may be modified by the HRCC or Board to take into account changes in WTI over the applicable performance.

Vesting

PSUs cliff vest at the end of the three-year performance period. PSUs earn dividend equivalents at the same rate as dividends paid on our shares during the performance period. The number of PSUs that vest at the end of a given performance period will depend on the company’s achievement of its performance factors during such period, as described in more detail above.

Payment of PSUs

Subject to the more detailed provisions described below, each Designated Employee who continues in employment with the company or an affiliate at the last day of a performance period relating to the grant of PSUs shall receive a cash payment (if any), less required source deductions, equal to the market value of the Designated Employee’s vested PSUs relating to the performance period.

So long as our common shares trade on the TSX, the market value of the vested PSUs for a performance period means the volume-weighted average trading price of the shares on the TSX (NYSE for our US employees) for the five business days immediately following the end of such performance period.

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Termination

Unless otherwise determined by the HRCC, Designated Employees who (i) are terminated for cause, or (ii) voluntarily terminate their employment, will not be entitled to any payment of unvested PSUs or dividend equivalents relating to performance periods in which such termination date occurs.

In the event of an involuntary termination, other than for cause, or a resignation for “good reason”, in each case where there has been no change of control, Designated Employees will be entitled to a cash payment, to which he or she would have been entitled for outstanding PSUs that he or she would have been entitled to had he or she continued in employment until the severance date, less required source deductions, based on a combination of actual achievement (for TSR) and deemed achievement, such payment to be made within the calendar year in which the termination or resignation occurs. A similar approach is taken in the event of the Designated Employee’s death.

The PSU Plan contains a double-trigger in the event of a change of control. As a result, upon a change of control occurring, if either (i) the potential successor does not assume the company’s obligations with respect to each grant; or (ii) the success or does assume the obligations, but terminates the Designated Employee without cause or the Designated Employee resigns for “good reason”, the outstanding PSUs granted to such Designated Employee shall immediately vest and payout based on a combination of actual achievement and deemed achievement. Notwithstanding the foregoing, in the event of a change of control, the Board may, in advance of the effective date of the change, elect to accelerate the vest dates for any outstanding PSU grants and pay them out in a manner similar to the foregoing.

In the event of retirement or disability, Designated Employees will be entitled to a cash payment, less required source deductions, based on the actual achievement of TSR and the company performance objectives during and to the end of the performance period in which the retirement or disability occurred, such payment to be made in the calendar year following the end of the applicable performance period.

Each Designated Employee who has a leave during a performance period shall have such Designated Employee’s PSUs that are outstanding during the leave treated in the manner contemplated by the company’s Compensation During Approved Leave Policy.

Assignment and Amendment

The interests of Designated Employees under the PSU Plan are not assignable. The PSU Plan may be amended or terminated at any time by the Board, except as to rights already accrued under the plan by Designated Employees.

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APPENDIX F

PSU Peer Group

The following table outlines our 2021 PSU peer group comprised of 38 Canadian and US exploration and production companies or integrated oil and gas companies:

Canadian Peers	US Peers
ARC Resources Ltd.	Apache Corporation
Baytex Energy Corp.	Brigham Minerals, Inc.
Birchcliff Energy Ltd.	Callon Petroleum Company
Canadian Natural Resources Limited	Cimarex Energy Co.
Cenovus Energy Inc.	Continental Resources, Inc.
Enerplus Corporation	Devon Energy Corporation
Freehold Royalties Ltd.	Diamondback Energy, Inc.
Imperial Oil Limited	EOG Resources, Inc.
International Petroleum Corporation	Hess Corporation
Kelt Exploration Ltd.	Kosmos Energy Ltd.
MEG Energy Corp.	Magnolia Oil & Gas Corporation
Paramount Resources Ltd.	Marathon Oil Corporation
Parex Resources Inc.	Matador Resources
PrairieSky Royalty Ltd.	Murphy Oil Corporation
Suncor Energy Inc.	Occidental Petroleum Corporation
Tourmaline Oil Corp.	Ovintiv Inc.
Vermilion Energy Inc.	PDC Energy, Inc.
Whitecap Resources Inc.	Pioneer Natural Resources Company
SM Energy Company
Viper Energy Partners LP

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Any questions and requests for assistance may be directed to our Strategic Shareholder Advisor and Proxy Solicitation Agent:

KINGSDALE Advisors

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleadvisors.com

North American Toll-Free Phone:

1.888.518.6559

Email: contactus@kingsdaleadvisors.com
Facsimile: 416.867.2271
Toll-Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers Call Collect: 416.867.2272

ANNUAL MEETING OF SHAREHOLDERS

Your vote is important – please read the enclosed information about the business of the meeting and to learn more about our company.

MAY 19 2022 | **10:00AM** MT
Hyatt Regency, Imperial Ballroom
700 Centre Street SE, Calgary, AB

Bringing Energy To Our World – **The Right Way**

Crescent Point

P 403.693.0020
F 403.693.0070
TF 888.693.0020

crescentpointenergy.com